                                                                  EXHIBIT 99.1


                                QUARTERLY REPORT

        (For the period from January 1, 2002 through September 30, 2002)



To:  The Financial Supervisory Commission of Korea


Pursuant to Article 186-3 of the Securities and Exchange Act of Korea, Hanaro Telecom, Inc. (the "Company") is submitting this quarterly report.


                                November 14, 2002





Company Name    : Hanaro Telecom, Inc.
President & CEO : Yun-Sik Shin, In-Haeng Lee
Head Office     : Kukje Electronics Center Building, 23rd Floor,
                  Seocho-dong, 1445-3, Seocho-ku, Seoul, Korea, 137-728 Tel.) 82-2-6266-2380

     This is an English-language translation of the Company's quarterly report, which was originally prepared in Korean in accordance with the applicable laws of Korea. The quarterly financial statements in the report were prepared in accordance with generally accepted accounting principles in Korea, or Korean GAAP, on a non-consolidated basis and have not been audited. The accounts of the financial statements or figures in the report are expressed in Korean won ("KRW" or "Won").


                           Forward-Looking Statements

     This quarterly report to the Financial Supervisory Commission of Korea contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about the Company and its industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate," "believe," "estimate," "expect," "intend," "project," "should," and similar expressions. Those statements include, among other things, the discussions of the Company's business strategy and expectations concerning its market position, future operations, margins, profitability, liquidity and capital resources, as well as statements concerning expansion of its network coverage and increases in the number of subscribers to its services. The Company cautions you that reliance on any forward-looking statement involves risks and uncertainties, and that although the Company believes that the assumptions on which its forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that the Company will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. The Company does not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

I.   COMPANY INFORMATION

1.   Objectives of the Company

     A)   Scope of Business

          -  Provide local telephony services;

          -  Lease telecommunications lines and facilities related thereto;

          -  Establish, own and operate telecommunications networks;

          - Manufacture, sell and supply equipment and/or machines incidental or conductive to telecommunications business;

          -  Research and develop technologies related to telecommunications;

          -  Initiate future communications business;

          - Lease communication bureau buildings, and facilities thereof, incidental to telecommunications business ; and

          - Conduct any and all activities directly or indirectly related to or incidental to any of the foregoing objectives, undertake any overseas activities for any of the objectives set forth in the foregoing items, and perform any activities or business mandated by pertinent telecommunications laws in Korea.


     B)   Long distance/International Telephony Service

          - Date of BOD resolution in relation to the Company's application for the government permission to provide long-distance and international call services : September 12, 2002

          - Date of submission of application : September 30, 2002 (currently under review process)

          -  Background

               i) To provide one-stop total service of local/long-distance/ international telephony services

               ii) To maximize synergistic effects on revenue/cost side through utilization of existing infrastructure

                    - Phone-to-phone VoIP service to the Company's broadband subscribers in the second half of 2001

          -  Plan for Service Provision

               i)  Long-distance telephony

                    -  Service launch : January 2004 (pilot service : December
                       2003)
                    -  Region : nationwide telephony service coverage

               ii) International telephony

                    -  Service launch : January 2004 (pilot service : December
                       2003)
                    -  Region : worldwide (11 countries at the beginning stage)

          -  Maximization of Telecommunications Infrastructure

               i)  Long-distance telephony

                    - Through maximization of the existing infrastructure,the Company expects to reduce approximately KRW130 billion of CAPEX and approximately KRW14 billion of costs by 2008.

               i)  International telephony

                    - Through maximization of the existing infrastructure, the Company expects to reduce approximately KRW48 billion of CAPEX and approximately KRW19 billion of costs by 2008.

          -  R&D Plan : A total of KRW37.1 billion to be spend from 2003 to 2008

          - The above business plan is subject to change in line with a result of the application process.


2.   History of the Company

     A) Major changes

        i)  Date of establishment: September 23, 1997

       ii) Address of head office: Kukje Electronics Center Building, 24th Floor, Seocho-dong, Seocho-ku, Seoul, Korea, 137-728

      iii)  Status on head office and branch offices


-----------------------------------------------------------------------------
Name                          Place       Important Business Activities
-----------------------------------------------------------------------------
Head Office                   Seoul       Overall management
-----------------------------------------------------------------------------
Kangnam branch                Seoul       -  Sales planning and management
-------------------------------------
Kangbuk branch                Seoul       -  Sales and promotion activities
-------------------------------------
                                          -  Installation, operation and
Metropolitan North            Kyunggi        management of telecommunications
 branch                                      facilities
-------------------------------------
Metropolitan South            Kyunggi     -  Building telecommunications
 branch                                      infrastructure
-------------------------------------
Chungchung branch             Taejeon
-------------------------------------
Kyungbuk branch               Taegu       -  Budget planning, asset
-------------------------------------        management, general
Honam branch                  Kwangju        administration
-------------------------------------
Busan branch                  Busan
-------------------------------------
Kangwon branch                Kangwon
-----------------------------------------------------------------------------

       iv)  Status on board of directors (See page 78, "Board of Directors")

        v)  Changes in the Largest Shareholder

            -  From the inception to December 8, 1999: Dacom Corporation

            - From December 9, 1999 to January 3, 2000: Samsung Electronics Co., Ltd. and its affiliated company

     - Since January 3, 2000: Dacom Corporation and its affiliated companies (On January 3, 2000, the Korean Fair Trade Commission designated Dacom Corporation as a member company of the LG group. Accordingly, Dacom Corporation's shareholding in the Company includes the shares owned by other member companies of the LG group)


vi)  Material changes in objectives of the Company

-----------------------------------------------------------------------------
Before change                                      After change
-----------------------------------------------------------------------------
                                         Lease communication bureau buildings,
Lease realty and affiliated facilities   and facilities incidental to
                                         telecommunications business
-----------------------------------------------------------------------------
Advertising and publishing business      Deleted
-----------------------------------------------------------------------------

* The Articles of Incorporation were amended at the Annual General Meeting of Shareholders held on March 31, 1998


vii) Other material events

--------------------------------------------------------------------------------
Date                                    Changes
--------------------------------------------------------------------------------
Sep. 1997     First general meeting of shareholders convened
--------------------------------------------------------------------------------
Feb. 1998     Secured telephone codes for providing local telephony services
--------------------------------------------------------------------------------
Feb. 1998     Acquired WLL frequency of 2.3GHz bandwidth for 20MHz down- and up-stream
--------------------------------------------------------------------------------
Jun. 1998     Registered as a special service provider (Internet phone, etc.)
--------------------------------------------------------------------------------
Oct. 1998     Launched high speed Internet access services through CATV
--------------------------------------------------------------------------------
Apr. 1999     Launched local telephony services and high-speed Internet
              access services in four major cities
--------------------------------------------------------------------------------
Dec. 1999     Obtained perpetual license to provide leased line services
--------------------------------------------------------------------------------
Mar. 2000     Listed 24 million ADRs on NASDAQ
--------------------------------------------------------------------------------
May  2000     Opened Internet Data Center, N-GENE
--------------------------------------------------------------------------------
May  2000     Launched intelligent network service (i.e. toll-free service)
--------------------------------------------------------------------------------
July 2000     Commercial LMDS service launched
--------------------------------------------------------------------------------
Feb. 2002     Commercial Hanafos Anyway (Wireless LAN) service launched
--------------------------------------------------------------------------------
Oct. 2002     Launched low basic fee telephone service for residential
              subscriber
--------------------------------------------------------------------------------


viii) M&A, transfer of business

See page 31, Transfer of Business with Major Shareholders

ix)  Material telecommunications facilities owned by the Company


                                                         (Unit: in millions of Won)
-----------------------------------------------------------------------------------
                                                           Date of      Acquisition
Description                    Item                      Acquisition       Amount
-----------------------------------------------------------------------------------
Information Center  Uijeongbu Switching Office             Feb. 02            5,629
                    Inchon Keyang Switching Office         Sep. 02            6,577
-----------------------------------------------------------------------------------
                    Backbone N/W                           Feb. 02            3,908
                    Telephone exchange (PSTN)              Mar. 02            1,521
Switches            Routers                                Apr. 02            1,454
                    VoIP Equipment                         May. 02            1,265
                    Cashing Equipment                      Jul. 02            1,820
                    Routers                                Aug. 02            1,504
-----------------------------------------------------------------------------------
                    Hanafos e-valley service equipment     Feb. 02            1,367
                    FTTO/C Equipments                      Mar. 02            9,665
                    CATV Equipment (T-LAN 600)             Mar. 02            2,400
                    CATV Equipments (CMTS)                 Mar. 02           18,370
                    Backbone Equipment DWDM                Mar. 02            2,849
                    FTTO/C Fiber Optic Equipment           Mar. 02            7,702
                    Hanafos e-valley service equipment     Apr. 02            1,331
Network facilities  High Ban Equipment                     May. 02            1,732
                    Backbone Equipment (DWDM)              May. 02            1,076
                    Backbone Equipment (WDM)               May. 02            2,284
                    HFC Home-LAN Equipment                 Jun. 02            1,963
                    CMTS                                   Jul. 02            4,622
                    Fiber-optic Ethernet Equipment         Jul. 02            1,396
                    2.5G Backbone Equipment                Jul. 02            2,029
                    B-RAS Equipment                        Aug. 02            2,359
-----------------------------------------------------------------------------------
                    CATV Modem                             Mar. 02           17,006
                    ADSL Modem                             Mar. 02            4,514
Modems              CATV Modem                             Aug. 02            3,440
                    CATV Modem                             Aug. 02            2,064
                    CATV Modem                             Aug. 02            1,376
-----------------------------------------------------------------------------------
                    Disk                                   Apr. 02            1,830
Others              Disk Storage                           May. 02            1,830
                    ISP System Equipment (Servers)         Jul. 02            1,708
-----------------------------------------------------------------------------------


x)   Events of importance in relation to business activities

See page 4, Other material events

B)   Designated as a large conglomerate group

     i)   Name of the group : Hanaro Telecom, Inc.

     ii)  Changes in subsidiary

          -  Sep '97: Established Hanaro Telecom, Inc.
          -  Feb '98: Established Hanaro Realty Development & Management Co.,
             Ltd.
          -  Oct '98: Established Hanaro Customer Service, Inc.
          -  Jan '00: Acquisition of Hanaro Web (n) TV
          -  Mar '00: Acquisition of M-commerce Co., Ltd. (as of 51%)
          -  Mar '00: Established Hanaro Interdesk Co., Ltd.
          -  July '00: Established Hanaro Technologies, Inc.
          -  Dec '01: Acquisition of controlling stake in Dreamline Co., Ltd.
          - Jan '01: A merger between Hanaro Customer Service, Inc. and Interdesk Co., Ltd. (The name of the merged corporation is Hanaro T&I.)
          - Feb '02: Fair Trade Commission of Korea approved Dreamline Co., Ltd. and DreamX.net Co., Ltd. as Hanaro Telecom's affiliated companies. (DreamX.net Co., Ltd. changed its name to HanaroDream Corp.)
          - Aug '02: Hanaro Technologies, Inc. excluded from Hanaro Telecom's affiliated company.

     iii) Status on affiliated companies (as of November 14, 2002)

          -  Hanaro Telecom, Inc. (Listed)
          -  Dreamline Co., Ltd. (Listed)
          -  Hanaro Web (n) TV Co., Ltd (Unlisted)
          -  Hanaro Realty Development & Management Co., Ltd (Unlisted)
          -  Hanaro Telephone & Internet Information, Inc (Unlisted)
          -  HanaroDream Corp. (Unlisted)
          -  M-commerce Co., Ltd. (Unlisted)

     iv)  Regulation

          - "Business Group subject to Restrictions on Debt Guarantees" and "Business Group subject to Restrictions on Mutual Shareholding" according to the relevant law regarding monopoly regulation and fair trade

             a.  Designated on April 1, 2002

             b.  Summary of regulation
                 - Cross-ownership among affiliates prohibited
                 - Limit on guarantee provision to affiliated companies
                 - Board approval and public disclosure of large-scale internal trading required
                 - Reporting of shareholding and guarantee obligation status

3.  Changes in paid-in capital

     A)  Changes in paid-in capital

                                              (Unit: share, Won/share, in billion of Won)
-----------------------------------------------------------------------------------------
                                               Changes in paid-in Capital
                          ---------------------------------------------------------------
                                                                               Cumulative
                                              Number of      Par    Offering     Paid-in
Date       Offering Type   Kind of Shares   Shares Issued   Value     Price      Capital
-----------------------------------------------------------------------------------------
1997.9.26  Initial Shares  Common Stock      120,082,200    5,000      5,000        600.4

1998.1.22  Right Issue     Common Stock       19,917,800    5,000      5,000        700.0

1998.10.2  Right Issue     Common Stock       44,012,222    5,000      5,800        920.0

1999.8.5   Right Issue     Common Stock       55,987,778    5,000     11,800      1,200.0

2000.3.29  Issue of ADR    Common Stock       24,000,000    5,000   US$15.51      1,320.0
-----------------------------------------------------------------------------------------
           Exercise of
2002.3.20   warrants       Common Stock        2,990,394    5,000      5,000      1,335.0
-----------------------------------------------------------------------------------------
           Exercise of
2002.3.22   warrants       Common Stock        4,226,094    5,000      5,000      1,356.1
-----------------------------------------------------------------------------------------
           Exercise of
2002.3.27   warrants       Common Stock        2,718,540    5,000      5,000      1,369.7
-----------------------------------------------------------------------------------------
           Exercise of
2002.3.28   warrants       Common Stock        3,286,962    5,000      5,000      1,386.1
-----------------------------------------------------------------------------------------
2002.3.29  Exercise of
            warrants       Common Stock        2,100,690    5,000      5,000      1,396.6
-----------------------------------------------------------------------------------------

     B) Expected changes in capital

        1.  Issuance of Bonds with Warrants

            a. Date of Board Resolution: February 16, 2001

            b. Specifics of expected changes

               - Cause: Issuance of US$100,000,000 zero coupon bonds with warrants due 2006

               - On March 6, 2002, we exercised our put option and repaid the US$100,000,000 bonds in full

               - As of November 14, 2002, number of shares to be issued upon the exercise of warrants: 9,391,320

               - As of November 14, 2002, amount of capital increase upon the exercise of warrants: KRW46,957 million

               -  Exercise price: KRW5,000 (at exchange rate of KRW1,235.70/US$)

               - Adjustment to Exercise price from KRW6,500 to KRW 5,000/share on June 7, 2001

               - As of November 14, 2002, 15,322,680 shares of our common stock have been issued upon exercise of warrants.

        2.  Issuance of Convertible Bonds

            a.  Date of Board Resolution: December 21, 2001

            b.  Specifics of expected changes

                - Cause: Issuance of Convertible Bonds on December 24, 2001 amounting to KRW 27,800,000,000 for acquisition of shares of Dreamline from Cheil Jedang and Jae-Hyun Lee

                - As of August 14, 2002, number of shares to be issued upon conversion of the bonds: 5,560,000

                -   Expected amount of capital increase: KRW27,800 million

                -   Convertible price: KRW5,000


        3.  Issuance of Bonds with Warrants

            a.  Date of Board Resolution: February 19, 2002

            b.  Specifics of expected changes

                - Cause: Issuance of US$100,000,000 zero coupon bonds with warrants due 2007

                - As of November 14, 2002, number of shares to be issued upon the exercise of warrants: 3,315,710

                - As of November 14, 2002, expected amount of capital increase upon the exercise of warrants: KRW19,818 million

                - Adjustment to Exercise price from KRW7,388 to KRW 5,977/share on May 27, 2002 (at exchange rate of KRW1321.20/US$).

                - Adjustment to Exercise price from KRW5,977 to KRW 5,000/share on August 26, 2002 (at exchange rate of KRW1,321.20/US$).


C)   Convertible Bonds

------------------------------------------------------------------------
                                     Zero coupon bonds           Remarks
------------------------------------------------------------------------
Date of issuance                  Dec. 24, 2001                     -
------------------------------------------------------------------------
Total face value                  KRW 27,800,000,000                -
------------------------------------------------------------------------
Type of offering                  Private placement                 -
------------------------------------------------------------------------
Convertible period                Dec. 24, 2002-                    -
                                  Dec. 23, 2004
------------------------------------------------------------------------
Convertible ratio                 100%
------------------------------------------------------------------------
Convertible price                 KRW 5,000
------------------------------------------------------------------------
Type of shares to be issued       Registered common stock           -
------------------------------------------------------------------------
Amount of remaining convertible   KRW 27,800,000,000
 bonds
------------------------------------------------------------------------
Shares to be converted            5,560,000
------------------------------------------------------------------------

D)   Bonds with Warrants


------------------------------------------------------------------------------------------------------
                                        13th Zero           18th Zero coupon
                                       coupon bonds             bonds                      Total
------------------------------------------------------------------------------------------------------
Date of issuance                    March 6, 2001          February 26, 2002        -
------------------------------------------------------------------------------------------------------
Total face value                    KRW 123,570,000,000    KRW 132,120,000,000
------------------------------------------------------------------------------------------------------
Type of offering                    Public offering        Public offering          -
------------------------------------------------------------------------------------------------------
                                    Jun. 6, 2001-          May. 26, 2002-
Exercise period                     Feb. 6, 2006           Jan. 26. 2007            -
------------------------------------------------------------------------------------------------------
Exercise price                      KRW 5,000              KRW 5,000                -
------------------------------------------------------------------------------------------------------
                                    Registered             Registered
Type of shares to be issued         common stock           common stock             -
------------------------------------------------------------------------------------------------------

Amount of exercised warrants        KRW 76,613,400,000     -                        KRW 76,613,400,000
------------------------------------------------------------------------------------------------------
Shares issued upon exercise of
 warrants                           15,322,680             -                        15,322,680
------------------------------------------------------------------------------------------------------
Amount of remaining warrants        KRW 46,956,600,000     KRW 19,817,999,704       KRW 66,774,599,704
------------------------------------------------------------------------------------------------------
Number of shares to be issued upon
 exercise                           9,391,320              3,963,600                13,354,920
------------------------------------------------------------------------------------------------------

Note) The initial exercise price of 18th Zero coupon bonds was adjusted from KRW5,977/share to KRW5,000/share on August 26, 2002. The 13th Zero coupon bonds has been repaid and the amount of remaining warrants represents the balance of warrants to be exercised.


4.  Number of shares issued

    A)  Total number of shares issued (As of November 14, 2002)


                                                               (Unit: share)
----------------------------------------------------------------------------
Number of authorized shares          Number of shares issued and outstanding
----------------------------------------------------------------------------
       480,328,800                               279,322,680
----------------------------------------------------------------------------


    B)  Descriptions of the shares issued and outstanding (As of November 14,
        2002)

                                                            (Unit: share, Won)
------------------------------------------------------------------------------
                         Number of shares   Amount of paid-in
Type                      outstanding           capital            Remark
------------------------------------------------------------------------------
                                                                Par value:
Registered Common Stock    279,322,680         1,396,613,400    KRW5,000/share
------------------------------------------------------------------------------

    C)  Stock option (As of September 30, 2002)

        The Company granted stock purchase options to its officers and employees by a resolution of general shareholders meeting held in 1999 & 2000.

                                                              (Unit: share)
---------------------------------------------------------------------------
               Share type
To           for the option         Number of option            Outstanding
---------------------------------------------------------------------------

Officers        Common Stock                 331,100                331,100

Employees       Common Stock               1,610,466              1,479,542
---------------------------------------------------------------------------
           Total                           1,941,566              1,810,642
---------------------------------------------------------------------------

Note 1) The stock option rights are exercisable for a period of five (5) years commencing on the third anniversary of the date of the special resolution of the shareholders conferring such stock purchase option.

Note 2) The decrease in the total number of outstanding option is due to resignation of employees.


    D)  Shares owned by employees (Employees Stock Ownership Association)


                                                                (Unit: share)
-----------------------------------------------------------------------------
Type           Beginning of 2002    Changes in 3Q 2002   As of Sept. 30, 2002
-----------------------------------------------------------------------------
Common Stock           1,745,777               -84,025              1,661,752
-----------------------------------------------------------------------------
    Total              1,745,777               -84,025              1,661,752
-----------------------------------------------------------------------------


5.  Description on voting rights (As of November 14, 2002)


                                                                 (Unit: share)
------------------------------------------------------------------------------
Description                                                   Number of shares
------------------------------------------------------------------------------
1. Shares with voting right (one vote for each share)              279,322,680
                                                                   -----------
   a. Total outstanding shares                                     279,322,680

2. Shares with restricted voting right 1, 2)                        42,642,334

3. Shares with unrestricted voting right                           236,680,346
                                                                   -----------
------------------------------------------------------------------------------

1) The Korean Securities and Exchange Act provides that, for the purpose of securing transparency, a shareholder whose shareholding ratio in a company exceeds 3% of the total outstanding shares can exercise his voting rights only up to 3% of the company's total number of shares outstanding for electing the company's auditor. As of November 15. 2001, 5 shareholders each had more than 3% in the Company's total shareholding. The total number of shares owned by the 5 shareholders was 81,589,694 shares and out of 81,589,694 shares 39,691,294 shares had restricted voting right to elect members of audit committee. The total outstanding shares are 279,322,680 shares that includes 15,322,680 shares which were exercised of warrants during March 2002.


--------------------------------------------------------------------------------
Name of Shareholder        Number of shares owned    Number of shares in exceeds
--------------------------------------------------------------------------------
Samsung Electronics              23,542,281                  15,162,601
--------------------------------------------------------------------------------
Dacom                            19,753,656                  11,374,976
--------------------------------------------------------------------------------
SK Telecom                       15,117,710                   6,738,030
--------------------------------------------------------------------------------
Daewoo Securities                12,000,000                   3,620,320
--------------------------------------------------------------------------------
LG Electronics                   11,175,047                   2,795,367
--------------------------------------------------------------------------------
    Total                        81,589,694                  39,691,294
--------------------------------------------------------------------------------

2) As of October 8. 2002, Fair Trade Commission of Korea regulated 3 shareholders voting right in terms of limitation on amount of investment to third party.

-----------------------------------------------------------------------------------
                                                           Number of shares without
Name of Shareholder          Number of shares owned           voting rights
-----------------------------------------------------------------------------------
Hyundai Elevator                  1,570,000                       1,570,000
-----------------------------------------------------------------------------------
Hyundai Merchant and Marine       1,086,288                       1,086,288
-----------------------------------------------------------------------------------
SK Engineering and
 Construction                       258,752                         258,752
-----------------------------------------------------------------------------------
    Total                         2,915,040                       2,915,040
-----------------------------------------------------------------------------------


6.   Dividend

                                                                 (Unit: share, KRW)
-----------------------------------------------------------------------------------
Description                         2001          2000          1999          1998
-----------------------------------------------------------------------------------
Net Income (in millions Won)      -244,113      -299,118       -70,901       29,466
EPS (KRW/Share)                       -925        -1,160          -343          197
Dividend                                               -             -            -
-----------------------------------------------------------------------------------

Note) Under the Articles of Incorporation, the Company is permitted to pay dividends to its shareholders beginning in the first fiscal year in which its aggregate carried-over loss incurred since the date of commencement of its services has been made up in full.

II.  BUSINESS


1.   INTRODUCTION

A)   Current status of the industry

(1)  Characteristics of the industry

     The telecommunications business serves as a medium for communications among people by using telecommunications facilities, or provides people with telecommunications facilities for their communications. It provides essential services for an information society, such as PC on-line services and Internet services as well as local, domestic long-distance and international telecommunications services.

     Historically, governments around the world, excluding the United States, monopolized their telecommunications industry because the industry was considered as a national backbone industry. However, since the 1980s, many advanced countries have introduced competition into the telecommunications industry in order to promote development of advanced technologies and enhance operational efficiency. As a result, the industry has witnessed rapid privatization and liberalization.

     In the communications industry, the local loop is the beginning and end of all communications services. All communications services start from a local loop and are delivered to another local loop. Accordingly, advanced local loops will bring immense changes to other fixed line and wireless communications services and upgrading and modernizing local loops is one of the most important tasks in building a knowledge-based information society.

     In the 1980s, Korea Telecom ("KT") had a monopoly over the voice communications business of Korea, Dacom Corporation over the data communications business, and SK Telecom (formerly named Korea Mobile Telecommunications Corp.) over the mobile communications business. However, a competition policy was adopted in August 1991 and in June 1997, the Ministry of Information and Communication awarded a second license to the Company to provide local telephony services in Korea. As a result, the Korean communications market entered into an era of unlimited competition for all kinds of communications services.

     Furthermore, pursuant to the multilateral agreement on basic telecommunications services of the World Trade Organization, the Korean communications market opened to global competition. It is expected that convergence of fixed line and wireless communications and that of broadcasting and communications will take place in the future. In terms of demand for communications services, multimedia services are drawing keen attention and information services based on the Internet are proliferating.

     Going forward, the telecommunications industry is expected to experience a substitution of fixed line by the wireless and actual convergence of the fixed line and the wireless, thereby increasing substantial demand for the wire-and-the-wireless data telecommunications services.

The fixed-line market has seen a slowdown in the growth due to low profitability and a substantial decrease in voice traffic, mainly due to a downward price adjustment in the context of fierce competition and a sizable take-over of the fixed-line market by the wireless. Unlike the fixed-line market, broadband Internet access services market of ADSL and cable modem has experienced rapid growth.

     As the wireless communications market advances its mobile communications infrastructure and pursues diversification of mobile devices and its functions, users are expected to enjoy, among other things, the wireless voice communications and exchange of information through the wireless Internet access.


          COMPETITION IN MAJOR COMMUNICATIONS SERVICE MARKETS IN KOREA

-----------------------------------------------------------------------------------------------
           Service                  Number of Service Provider          Service Provider
-----------------------------------------------------------------------------------------------
Local Telephony Service                         2                       KT, Hanaro Telecom
Long Distance Service                           3                       KT, Dacom, Onse Telecom
International Call Service                      3                       KT, Dacom, Onse Telecom
Mobile Service                                  1                       SK Telecom
PCS Service                                     2                       KT Freetel, LG Telecom
-----------------------------------------------------------------------------------------------

The characteristics and changes of Korea's telecommunications industry can be summarized as the following:

- Internet and mobile phone services are leading the changes in the communications industry.
     - Due to the increasing Internet usage, demand for data traffic has increased significantly.
     - Due to the drastic growth of the mobile phone market, the era of personal mobile communications arrived early.
          * As of September 30, 2002, mobile subscribers reached 32.08 million. (Source: Ministry of Information and Communication)

-    Integration of communications and broadcasting services

     - Voice-oriented communications networks are upgraded to advanced networks enabling real-time transmission of multimedia video images.
          * In the case of a local loop, the existing traditional telephony networks have evolved into broadband networks such as FTTC, FTTO, CATV networks and the wireless local loop (WLL))
     - The barriers between communications and broadcasting services will disappear and communications and broadcasting services can be provided over the same network.

-    Integration of fixed line and wireless communications
     -    Various wireless services will be integrated into IMT-2000 service
     - Fixed-line networks and IMT-2000 networks will be inter-operated, combining fixed line and wireless communications services.
     - Multiple services can be provided over the same network, and whether a service provider who owns the network facilities will decide the significance of its presence in the market in the future.

-    Liberalization and globalization of the communications market
     - Under the WTO system, global competition transcending national borders has begun.
     - Numerous business partnerships and alliances are forged between communications service providers in the world while alliances, mergers and acquisitions are seen everywhere in the industry.
          * They pursue to strengthen competitiveness by achieving economy of scale and scope.

-    Cost reduction and new technology development
     - Due to continued competition, efforts to develop new technologies and new services are accelerating.
     - Changes in demand and the rapid growth of data communications market lead to an abrupt decrease in price.

(2)  Growth potential of the industry
     Growth, competition and privatization are the keywords in today's communications market. The communications industry is the fastest growing industry and in 2000, it recorded revenues of KRW145.2 trillion, and it grew to KRW 150.5 trillion as end of 2001. The industry accounted for 27.2% of GDP in 2001 compared to 7.2% in 1991. (Source:, Korea Information Society Development Institute)


        THE INFORMATION AND COMMUNICATION INDUSTRY REVENUE COMPARE TO GDP

                                                                           (Unit : in trillions of Won)
-------------------------------------------------------------------------------------------------------
                                   2002            2003            2004            2005           2006
-------------------------------------------------------------------------------------------------------
Rev of IC Industry                172.1           196.3           228.6           248.6           275.8
-------------------------------------------------------------------------------------------------------
Growth rate (%)                    14.4%           14.1%           16.5%            8.7%           10.9%
-------------------------------------------------------------------------------------------------------
GDP                               590.4           629.9           672.1           717.2           765.2
-------------------------------------------------------------------------------------------------------
Growth rate (%)                     6.7%            6.7%            6.7%            6.7%            6.7%
-------------------------------------------------------------------------------------------------------
Portion (%)                        29.1%           31.2%           34.0%           34.7%           36.0%
-------------------------------------------------------------------------------------------------------

IC: Information and Communication

(Source : Korea Information Society Development Institute, KISDI)

     Network services market was worth KRW23.440 trillion in 2000, and is forecasted to reach KRW29.364 trillion in 2006 with an annual growth rate of 4.6%. (Source: Korea Information Society Development Institute)

(a)  Growth potential of the industry as a whole

     After experiencing breathtaking growth during the 1970s and 1980s, Korea's basic communications industry continues to show stable growth. The value-added communications industry, which is at a relatively early stage of growth, is expected to continue its growth.

     With the monopoly system being unraveled and competition principle being enhanced, the Korean telecommunications service market as of the end of 2001 achieved 48.0 voice telephony subscribers and 61.4 mobile subscribers per 100 Korean people, almost the same percentage as in many advanced countries. However, it is anticipated that the telephony business will lose its growth momentum to a degree in the future. (Source: Ministry of Information and Communication, Korea National Statistical Office)

     Due to the increase in the income level and customers' requirements for personalized and more sophisticated communications services, demand for mobile communications service has almost doubled yearly since 1990. It is expected that in the 2000s, the mobile communications market will gradually reach its maturity stage.

     Meanwhile, thanks to the fast growth of the Internet market and proliferation of e-commerce, the information era has arrived and the value-added communications market anticipates remarkable growth rate of over 40 percent. However, value-added communications service can grow to the greatest extent only when the backbone networks, which are the essential infrastructures for service provision, are fully upgraded and modernized.


         PROSPECT OF THE INFORMATION AND COMMUNICATIONS MARKET IN KOREA

                                                                                  (Unit: in billions of Won, %)
---------------------------------------------------------------------------------------------------------------
Description                    2002          2003         2004         2005         2006       CAGR ('01 - '06)
---------------------------------------------------------------------------------------------------------------
Network Service               25,554         1,392       27,556       28,293       29,698             4.8%
Specific Service               1,255         1,392        1,484        1,536        1,566             7.6%
Value-added Service            4,893         6,125        7,308        8,450        9,493            22.8%
Broadcasting                   6,779         7,537        8,429        9,425       10,438            11.8%
---------------------------------------------------------------------------------------------------------------
TOTAL                         38,482        41,277       44,778       47,703       51,194             8.5%
---------------------------------------------------------------------------------------------------------------
GROWTH RATE                     13.2%          7.3%         8.5%         6.5%         7.3%
---------------------------------------------------------------------------------------------------------------

(Source : Korea Information Society Development Institute, KISDI)

                  REVENUE PROSPECT OF NETWORK SERVICES MARKET

                                                                        (Unit: in billions of Won, %)
-----------------------------------------------------------------------------------------------------
Description                2002          2003         2004          2005         2006         CAGR
                                                                                           ('02 - 06)
-----------------------------------------------------------------------------------------------------
Fixed Line                10,583        11,012       11,314        11,568       11,711        3.9%
Wireless                  14,996        15,212       16,243        16,725       17,987        5.3%
  Total                   25,554        26,223       27,556        28,293       29,698        4.8%
-----------------------------------------------------------------------------------------------------
Growth Rate                  8.6%          2.6%         5.1%          2.7%         5.0%
-----------------------------------------------------------------------------------------------------

(Source: Korea Information Society Development Institute, KISDI)

(2)  Growth potential of data communications market including Internet

     As the Internet is positioning itself in the information and communications industry as an integral part of the communication infrastructure, the data communications market is rapidly growing. The increasing demand for high-speed Internet access, high-speed networking and Internet application services is the primary reason for brisk expansion of the data communications market.

     Demand for Internet and PC communications in Korea maintained a rapid growth at an annual average growth rate of over 100 percent. In the 21st century, the Internet market will achieve an astounding growth rate of more than 40 percent. Such rapid growth of the data communications market will boost data traffic and grow to be the same volume as voice traffic by 2001 and to be 15 times bigger by 2010.

     The number of high-speed Internet users in Korea at the end of September 2002 reached approximately 9.96 million. Such growth is unprecedented anywhere in the world. (Source : SG Securities)


                           PROSPECT OF INTERNET USERS

                                                            (Unit: thousand persons, %)
---------------------------------------------------------------------------------------
Description          2001      2002      2003      2004      2005      2006       CAGR
---------------------------------------------------------------------------------------

Internet users      24,380    28,500    31,400    34,000    36,400    37,900      9.22%
---------------------------------------------------------------------------------------

(Source: Korea Information Society Development Institute, KISDI)

(3)  Special features of change in market conditions

     The local telephony service market is barely affected by changes in the general market conditions due to the recent expansion of the communications market. Already having reached maturity stage, the local service market is at a stable level. However, compared to the local service, Internet-related services are affected by changes in market conditions.

(4)  Competition factors

-----------------------------------------------------------------------------------------------------------
Business                       Competition          Competitor          Entry Barrier           Factors
-----------------------------------------------------------------------------------------------------------
Local Telephony Service      Monopoly with KT      Korea Telecom       License from the     Quality, Price,
                                                                       MIC                  Advertisement
-----------------------------------------------------------------------------------------------------------
High Speed Data Access           Oligopoly         Korea Telecom,      Report to the MIC    Quality, Speed,
 Service                                           Thrunet                                  Price
-----------------------------------------------------------------------------------------------------------

(5)  Special features in procurement

     So far, almost all the state-of-the-art telecommunications equipments have been imported; Korean companies including conglomerates, however, are producing an increasing number of telecommunications equipment, that is leading to a noticeable decrease in equipment price. In terms of human resources, there are increasing numbers of telecommunications experts in line with the development of the telecommunications industry.


(6)  Relevant laws and regulations

     The Telecommunications Basic Law and the Telecommunications Business Law are the laws governing the industry.


B.   Current Status of the Company

(1)  Business environment and business portfolios

     (a)  Current Business Outlook

          1)   2002 3Q Business Results

               Hanaro has become a leading provider of high-speed Internet access services by offering services to 80 cities and 45 districts nationwide, and procured 3.84 million subscriber lines as of the end of September 2002. Revenue recorded an astounding growth to KRW 905.1 billion in 3Q 2002, a 55.4% increase compared to KRW 582.5 billion in 3Q 2001. Furthermore, Hanaro won first place in the high-speed Internet service category of the Korea Customer Satisfaction Index's (KCSI) in three consecutive years from 2000 survey conducted by the Korea Management Association Consultants and also won of the National Customer Satisfaction Index's (NCSI) in 2001 and 2002 as best broadband provider that survey conducted by the Korea Productivity Center and University of Michigan of the U.S. Winning more of the brand image, Hanaro's broadband service was selected as one of the most popular products and services of the year by a number of Korea's major daily newspapers. Viewing the industry outlook, broadband subscribers of Korea are expected to grow continuously reaching
               10.8 million at the end of 2002 although the growth will gradually slow down towards the end. In this context, the key to success for continued growth of Hanaro is not only to retain existing subscribers, but also strengthen corporate services and explore new businesses through active utilization of existing fiber-optic network.

        2)     Network Roll-out

               To become a leading provider of high-end telecommunications services, the Company has deployed fiber optic network throughout the nation. Starting in four metropolitan cities including Seoul in 1998, the Company has deployed the total length of 16,544km, including leased fiber optic network, in 80 cities. As of September 30, 2002, our homes passed for ADSL and HFC are 3.5 million and 7.7 million households respectively.

        3)     High-speed Internet Access & Telephony Services

               Beginning in April 1999, the Company started offering high-speed Internet access and telephony services in 4 major metropolitan cities of Korea. As of the end of September 2002, the Company secured 3.84 million subscriber lines in 80 cities nationwide. As for local telephony services, the Company is offering a variety of value-added, intelligent telephony services such as information offering and private number services in 30 cities as the end of September 2002. Furthermore, the Company plans to expand the voice business by offering a variety of such high-quality and low-price services as VoIP and VoDSL.

               On the Broadband Internet business side, we have been expanding our service coverage by employing multiple last-mile access technologies that include ADSL, HFC and B-WLL. In 2002, the Company plans to proactively prepare for the foreseeable integration of data and voice services by launching wireless LAN services that are integrated with the broadband network infrastructure. Furthermore, in preparing for the maturity stage of the industry, Hanaro intends to increase Average Revenue per Subscriber not only by strengthening its sales force, but also by increasing the portion of high price-level services and by expanding bundled-product subscriber base and also by offering multimedia services (i.e. VOD) based on its broadband Internet network infrastructure. Moreover, in terms of service coverage, we expect to offer our broadband Internet services to broader areas with relatively low CAPEX through efficient use of the Local Loop soon to be opened to access providers.

        4)     Network Services & E-Businesses

               By employing Fiber To The Office, Hanaro has been offering its corporate clients a variety of value-added services such as representative number and 1-800 number services along with corporate voice, local and international call, and PABX services. Furthermore, through N-GENE, Hanaro's own Internet Data Center, which is the largest in Korea, the Company attempts to strengthen its corporate-side business by launching One-Stop Business that offers corporate clients total solutions to meet clients' needs. Being selected as a leading company for the Ministry of Information and Communication's plan for digitalization of small enterprises, Hanaro will indeed lead informatization of

               Korea's small-and-medium-size enterprises.

               By utilizing Hanaro's high-speed Internet network, HanaroDream Corp, the merged company of Hananet and Dream X.net, has offered 409 kinds of distinguished multimedia contents such as movies, music, games, education, etc. and secured 14.09 million subscribers as the end of September 2002. In 2002, we are determined to grow the Company into one of the best Internet players in Asia with high-speed Internet network by developing such Internet-related businesses as e-commerce, IDC, corporate solution as well as cyber education through alliance with prominent, local Internet-related enterprises.

          5)   Procurement of Fund for Stable Operation

               As of the end of September 2002, the Company obtained approximately KRW 785.3 billion from financing activities that includes issuance of corporate bonds, Bonds with Warrants, Asset Backed Loans (ABL) and etc.

          6)   Management Objectives for 2002

               Hanaro will endeavor to 1) maximize revenues by increasing Average Revenue per Subscriber and by strengthening corporate sales, 2) pursue effective use of CAPEX for revenue generation, and 3) reduce expenses and improve cost structure. To achieve the goal, the company is running a strict result-oriented, performance-and-incentive-based management system.

               In preparation of the market maturing, Hanaro is pursuing overseas business opportunities in 2002. At the end of last year, Hanaro signed MOUs with local telecommunications companies in Vietnam and Malaysia, and is currently in the process of initiating its first overseas projects. Moreover, we are also in discussion with not only a number of Chinese companies for such business as cyber apartment LAN and broadband Internet by cable modem, but also several other companies in Asia for prospective broadband business opportunities.

(b)   Classification of business areas for public disclosure

      -   Methods and purpose

          - Business areas are divided according to the standard industrial classification codes of Korea. Given the business characteristics of Hanaro Telecom, our business is categorized into a high-speed Internet access, telephony and other business.

          - High-speed Internet access business includes ADSL, Cable Modem and Wireless high-speed Internet (B-WLL).

          - Telephony business includes not only telephony services to residential and corporate clients, but also interconnection services between carriers.

          - Other business includes leased line, Voice over IP, Internet Data Center and contents offering.

          -    Service Description by Business Areas

---------------------------------------------------------------------------------------------------
Business                                    Services                          Remark
---------------------------------------------------------------------------------------------------
Broadband Internet Access       ADSL, Cable Modem, B-WLL            Broadband Internet access,
                                                                    Broadband Internet access +
                                                                    telephony
---------------------------------------------------------------------------------------------------
Telephony                       Telephony, Value-added services     Residential voice, Corporate
                                                                    voice, Interconnection
---------------------------------------------------------------------------------------------------
Others                          Leased line                         Leased line, Internet-dedicated

                                VoIP Network Services               Network and equipment services
                                                                    to VoIP service providers

                                IDC                                 Server hosting and others
                                Contents                            Internet contents
---------------------------------------------------------------------------------------------------

(2)  Market share

     -     Broadband Internet Subscribers

----------------------------------------------------------------------
                                 2000           2001          2002 3Q
----------------------------------------------------------------------
Hanaro Telecom, Inc            1,104,423      2,045,196      2,851,194
----------------------------------------------------------------------
KT                             1,728,711      3,858,194      4,558,006
----------------------------------------------------------------------
Korea Thrunet                    760,822      1,312,248      1,306,366
----------------------------------------------------------------------
Others                           353,083        553,069      1,240,372
----------------------------------------------------------------------
Total                          3,947,039      7,768,707      9,955,938
----------------------------------------------------------------------

Source: MIC, SG Securities

Others include Onse Telecom, Dreamline, Dacom and others

     -  Broadband Internet Market Share


                                                As of the end of
                                        ------------------------------
                                        2000        2001       2002 3Q
----------------------------------------------------------------------
Hanaro Telecom, Inc                     28.0%       26.3%       28.6%
----------------------------------------------------------------------
KT                                      43.8%       49.7%       45.8%
----------------------------------------------------------------------
Korea Thrunet                           19.3%       16.9%       13.1%
----------------------------------------------------------------------
Others                                   8.9%        7.1%       12.5%
----------------------------------------------------------------------

Source: SG Securities

Others include Onse Telecom, Dreamline, Dacom and others

(3)  Characteristics of the market

     (a)   Target market and service areas

           As the second local exchange carrier, Hanaro Telecom should focus on a strategic business operation in order to draw in as many subscribers as possible.

           Its strategy is to focus on users demanding for high-quality service. Although we have focus on large-volume data communications users among residential customers, and medium and large-sized companies that prefer one-stop services among business customers, we plan to broaden our priority service offering.

           On April 1, 1999, a commercial service was commenced in four metropolitan cities--Seoul, Pusan, Inchon and Ulsan. High-density metropolitan areas and newly developed urban areas with high demand for Internet services have been given top priority. At the end of September 2002, our service became available in 80 cities across the country.

     (b)   Characteristics of customers and factors for change in demand

           The local telephony service is for everyone in the country including residential and business customers. Data communications service, not to mention voice communications service, will secure a large number of routine users regardless of gender, age and occupation in line with the rapid increase in Internet use.

           Characteristically, demand for the local telephony service is only slightly influenced by changes in the market conditions. As the growth of the telecommunications industry depends on how fast we move to an information society, future market demand will require integrated solutions and information applications based on the Internet, accelerating rapid evolution of telecommunications service towards multimedia service.

           Such changes in demand will lead to changes in supply, encouraging technology development and contents improvement. Such change will result in a price drop, which in turn will create more of a demand, giving rise to benevolent cycles.

     (c)  Domestic consumption and export of service

          Characteristically, Hanaro Telecom's services are not for export and are entirely for domestic consumption.

(4)  New Business

               See page 22, Long distance/International Telephony Service

(5)  Organizational Structure

     [FLOWCHART SHOWING ORGANIZATIONAL STRUCTURE]

2.   MAJOR SERVICES

     1)   Revenue breakdown by major services for the year 3Q 2002

                                                                               (Unit: in millions of Won)
---------------------------------------------------------------------------------------------------------
Major Service                                   Products                           Revenue      (%)
---------------------------------------------------------------------------------------------------------
Telephony Service             Local call and Interconnection                       153,873     (17.0)
---------------------------------------------------------------------------------------------------------
Leased line Service           Leased line service and Internet Dedicated            20,324      (2.2)
---------------------------------------------------------------------------------------------------------
Broadband Access Service      ADSL, Cable Modem & LMDS                             659,433     (72.9)
---------------------------------------------------------------------------------------------------------
Others                        IDC, VoIP network service and ISDN                    71,421      (7.9)
---------------------------------------------------------------------------------------------------------
                                     Total                                         905,051
---------------------------------------------------------------------------------------------------------


     2)   Trend of pricing of major services

                                                                                            (Unit: KRW)
---------------------------------------------------------------------------------------------------------
                          Classification                           3Q 2002          2001           2000
---------------------------------------------------------------------------------------------------------
Local telephony     Installment fee                                     -          40,000         40,000
                    Basic fee / month                               4,000           4,000          4,000
                    Telephony charge / per 3 minutes                   39              39             45
---------------------------------------------------------------------------------------------------------
                    Installment fee                                30,000          40,000         40,000
                    Monthly flat fee                               38,000          38,000         38,000
ADSL Pro            Modem rental fee / month                        5,000           5,000          5,000
                    Telephony charge / per 3 minutes                   39              39             45
---------------------------------------------------------------------------------------------------------
                    Installment fee                                30,000          40,000              -
                    Monthly flat fee                               32,000          32,000              -
ADSL Mid            Modem rental fee / month                        5,000           5,000              -
                    Telephony charge / per 3 minutes                   39              39              -
---------------------------------------------------------------------------------------------------------
                    Installment fee                                30,000          40,000         40,000
                    Monthly flat fee                               28,000          28,000         28,000
ADSL Lite           Modem rental fee / month                        5,000           5,000          5,000
                    Telephony charge / per 3 minutes                   39              39             45
---------------------------------------------------------------------------------------------------------
                    Installment fee                                30,000          36,000         36,000
Internet access     Monthly flat fee                               34,000          34,000         34,000
through CATV        Modem rental fee for / month                    5,000           5,000          5,000
---------------------------------------------------------------------------------------------------------
                    Installment fee                                30,000          36,000              -
CATV Lite           Monthly flat fee                               28,000          28,000              -
                    Modem rental fee for / month                    5,000           5,000              -
---------------------------------------------------------------------------------------------------------
                    Installment fee                                30,000          36,000         36,000
LMDS                Monthly flat fee                               28,000          28,000         28,000
---------------------------------------------------------------------------------------------------------

                                                                                            (Unit: KRW)
---------------------------------------------------------------------------------------------------------
                          Classification                           3Q 2002          2001           2000
---------------------------------------------------------------------------------------------------------
                    Modem rental fee / month                            -               -              -
---------------------------------------------------------------------------------------------------------

Note1) The Company launched its commercial service in April 1999.

Note2) ADSL bundled with telephony service charge additional KRW1,000 per month.

Note3) Modem rental charge for 1-year term contract of ADSL Pro, Mid, Lite or CATV products is KRW5,000 per month whereas regular contracts KRW10,000. As for B-WLL, the modem rental charge is free for 1-year term contract whereas KRW5,000 per month for regular contracts.

Note4) From April 1, 2002, installment fee for regular ADSL products (including bundled services but PC bundled products) and regular CATV/B-WLL services decreased to KRW30,000 and no charge on telephony installment fee from July 1, 2002.

Note5) Discount is given on monthly service & modem rental charge to 1-3 year term contract subscribers. ADSL Pro contracts receive 3-11% of monthly fee discount whereas ADSL Lite, CATV and B-WLL contracts 3-10%. Modem rental charge cuts to KRW 3,000 - 4,500 / months. This discount program is not applied to PC bundled product subscribers.

Note6) On July 1, 2002, free of charge on residential telephone installation chare and discount telephone usage charge (local telephony service : KRW 39/pulse, LM : KRW 19/10 sec). Between October 15, 2002, launched low basic fee telephony service on residential subscribers (normal telephony service : KRW 7,700 /month, bundled telephony service : KRW 5,200/month)

Note7) ADSL Mid & CATV Lite launched on May 1, 2001


3.   MAJOR FACILITIES

     A) Status on major facilities (The tables below summarize more comprehensive lists in the original Annual Report in Korean.)

          i)   Land

                                                                     (Unit: in millions of Won)
-------------------------------------------------------------------------------------------------
                                     Beginning book value                Ending book value
Description                          (As of Jan. 1, 2002)             (As of Sept. 30, 2002)
-------------------------------------------------------------------------------------------------
Dongjak Info Center                       10,166                             10,166
Seongbuk Info Center                       5,514                              5,514
S. Ulsan Info Center                       3,708                              3,708
Seodaemun Info Center                      6,461                              6,461
Yunjae Info Center                         5,708                              5,708
Ilsan Info Center                          9,364                              9,364
IDC building                              22,608                             22,608
Taegu Branch Office                       12,699                             12,699
Suwon Switching Office                     4,479                              4,479
Honam Info Center                         17,215                             17,215
Others                                    52,632                             56,814
-------------------------------------------------------------------------------------------------
        Total                            150,554                            154,736
-------------------------------------------------------------------------------------------------

     ii)  Building


                                                                                  (Unit: millions of Won)
---------------------------------------------------------------------------------------------------------
                                                 Beginning book value                Ending book value
Description                                      (As of Jan. 1, 2002)             (As of Sept. 30, 2002)
---------------------------------------------------------------------------------------------------------
Dongjak Info Center                                     28,786                             28,240
S. Ulsan Info Center                                     6,631                              6,523
Songpa Info Center                                       6,859                              6,730
Seongbuk Info Center                                     8,548                              8,411
E.Pusan Info Center                                     12,808                             12,620
Daejon Branch                                           10,247                             10,070
Internet Data Center                                    30,320                             29,818
Taegu Branch                                            10,570                             10,377
Daejon Info Center                                       7,118                              6,995
Others                                                  98,675                            105,638
---------------------------------------------------------------------------------------------------------
               Total                                   220,562                            225,423
---------------------------------------------------------------------------------------------------------


     iii) Equipment

                                                                                  (Unit: millions of Won)
---------------------------------------------------------------------------------------------------------
                                                 Beginning book value                Ending book value
Description                                      (As of Jan. 1, 2002)             (As of Sept. 30, 2002)
---------------------------------------------------------------------------------------------------------
Exchange, etc.                                         208,977                            199,162
Transmission, etc.                                   1,071,295                          1,068,621
Telecom. Lane, etc                                     501,444                            486,953
Information facility, etc                              121,103                            287,926
Power facility, etc                                     63,719                            118,688
Tools and Equipments                                     5,056                             59,313
Others                                                 272,349                              4,448
---------------------------------------------------------------------------------------------------------
               Total                                 2,243,943                          2,225,112
---------------------------------------------------------------------------------------------------------


     iv)  Vehicles

                                                                                  (Unit: millions of Won)
---------------------------------------------------------------------------------------------------------
                                                 Beginning book value                Ending book value
Description                                      (As of Jan. 1, 2002)             (As of Sept. 30, 2002)
---------------------------------------------------------------------------------------------------------
Vehicles                                                   383                                315
---------------------------------------------------------------------------------------------------------
               Total                                       383                                315
---------------------------------------------------------------------------------------------------------

          v)   Others

                                                                                  (Unit: millions of Won)
---------------------------------------------------------------------------------------------------------
                                                 Beginning book value                Ending book value
Description                                      (As of Jan. 1, 2002)             (As of Sept. 30, 2002)
---------------------------------------------------------------------------------------------------------
Normal Equipments                                        9,924                              8,315
Computation Equipments                                  12,838                             11,551
Leased Establishments                                    4,907                              3,871
Connected Establishments                                    50                                 43
---------------------------------------------------------------------------------------------------------
         Total                                          27,719                             23,780
---------------------------------------------------------------------------------------------------------


     B)   CAPEX plan

          i)   CAPEX in 3Q 2002

                                                                     (Unit: in billions of Won)
------------------------------------------------------------------------------------------------------
Item                                                                           3Q 2002
------------------------------------------------------------------------------------------------------
Backbone Network                                                                92.6
Access Network                                                                 159.2
Internet Related                                                                 1.5
Others                                                                          20.8
------------------------------------------------------------------------------------------------------
       Total                                                                   274.1
------------------------------------------------------------------------------------------------------


          ii)  CAPEX plan

                                                                                    (Unit: in billions of Won)
---------------------------------------------------------------------------------------------------------------
Item                                   2002(E)                 2003(E)                  2004(E)
---------------------------------------------------------------------------------------------------------------
Backbone Network                        146.7                    90.3                     77.5
Access Network                          279.3                  1167.3                    133.8
Internet Related                          9.4                    39.6                     43.0
Others                                   74.1                    85.2                     79.6
---------------------------------------------------------------------------------------------------------------
     Total                              509.5                   382.4                    333.9
---------------------------------------------------------------------------------------------------------------


4.   SALES AND MARKETING

     A)   Revenue breakdown by segment

          See  page 24, Revenue breakdown by major service

          i)   Marketing channel

               A.   Sales Organization

                    [SALES ORGANIZATIONAL CHART]

          B.   Marketing channel

               [MARKETING CHANNEL CHART]

     ii)  Conditions for subscription

          -    Fee should be paid in cash
          -    Fee structure
               -    Installation: paid at installation
               -    Modem rental fee: monthly flat fee
               -    Monthly charge: Monthly flat charge

     iii) Sales strategy

          -    Leverage outsourcing sales force and minimize in-house force
               -    incentive-based salary
               -    capture well-trained sales force
          - Minimize the cost of marketing channel through maximization of existing external marketing channels.
               - establish marketing channels based on existing marketing channels with sales capacity
               -    maximize in-direct marketing channel through out-sourcing

          -    Strategic alliance with telecommunications providers

               - maintain the strategic co-relation with telecommunication providers


6.   Derivative Contracts in Foreign Currency

                                                                                           (Unit: in thousand US$)
-------------------------------------------------------------------------------------------------------------------
                                                                 Spot                               Swap
-------------------------------------------------------------------------------------------------------------------
Position                                                       -132,935                            50,000
-------------------------------------------------------------------------------------------------------------------
Asset (Swap Buy)                                                      -                            50,000
-------------------------------------------------------------------------------------------------------------------
Debt                                                            132,935                                 -
-------------------------------------------------------------------------------------------------------------------

In order to hedge foreign exchange risk occurring from put options exercisable on March 6, 2002 for US$100 million zero coupon bonds with warrants issued on March 6, 2001, the Company made a swap contract (long) amounting to US$ 50 million, which is half of the total face value of the bonds. Company repaid the BW due 2006 in full and issued new BWs due on 2007 on February 26, 2002, thereby unwinding the swap contract. On July 2, 2002, the Company entered into a US$50 million forward contract in connection with the US$100 million zero coupon bonds with warrants issued on February 26, 2002


7.   Material Agreement

     1) Material Agreement [The following table summarizes the more comprehensive disclosure in the original Interim Report in Korean]

------------------------------------------------------------------------------------------------------------
Agreement                                              Counterpart                        Term
------------------------------------------------------------------------------------------------------------
CATV access network lease agreements                      Powercomm                 May 2002 - May 2005
                                                                                   July 2000 - July 2003
                                                                                  March 2001 - March 2004
                                                                                   June 2001 - June 2004
------------------------------------------------------------------------------------------------------------
Telecommunications network interconnection                  KEPCO                  May 2002 - May 2005
agreement
------------------------------------------------------------------------------------------------------------
Telecommunication conduit lease agreement         Seoul Metropolitan Rapid     October 2002 - October 2003
                                                      Transit Corporation
------------------------------------------------------------------------------------------------------------
Interconnection agreements among basic                 Major carriers                     -
telecommunications carriers
------------------------------------------------------------------------------------------------------------


     2)   Major lease contract

---------------------------------------------------------------------------------------------------------------------
                                                              Contract amount
                                  Contract period             (in million KRW)              Lessor
---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
                                                              Contract amount
                                  Contract period             (in million KRW)              Lessor
---------------------------------------------------------------------------------------------------------------------
Kukje Electronics Bldg.      Oct, 11, 02 - Oct. 10, 03               9,543       Shinwon Development, Inc.
---------------------------------------------------------------------------------------------------------------------
Koosan Tower                 Feb. 1, 02 - Jan. 31, 03                6,994       Kwangkil Ku, Junghang
                                                                                 Shin
---------------------------------------------------------------------------------------------------------------------
Kangnam Switch Office        Jun. 25, 99 - Jun. 24, 04               2,200       Yoonik CNC, Inc.
---------------------------------------------------------------------------------------------------------------------
Boondang Switch Office       May 3, 99 - May 2, 04                   2,062       SKT, Inc.
---------------------------------------------------------------------------------------------------------------------
Boopyung Customer Center     Jan. 26, 02 - Jan. 25, 03               2,000       Chang Hee Choi
---------------------------------------------------------------------------------------------------------------------
Incheon Switch Office        May 27, 98 - May 26, 03                 1,728       Dacom, Inc.
---------------------------------------------------------------------------------------------------------------------
Omni Tower                   Oct. 21, 02 - Oct. 20, 03               1,541       Samsung Corporation
---------------------------------------------------------------------------------------------------------------------
Boocheon Customer Service    Feb. 7, 02 - Feb. 6, 03                 1,389       Korea real estate
                                                                                 investment trust
---------------------------------------------------------------------------------------------------------------------
Hanwei Bldg.                 Dec. 16, 01 - Dec. 15, 02               1,330       Keumho, Inc.
---------------------------------------------------------------------------------------------------------------------
Keyang Switch Office         Apr. 1, 99 - Jul. 31, 03                1,317       Daewoo motor sales
---------------------------------------------------------------------------------------------------------------------
Dongbusan Switch Office      May 27, 98 - May 26, 03                 1,267       Dacom, Inc.
---------------------------------------------------------------------------------------------------------------------
Central City                 Jun 10, 02 - Jun 9, 03                  1,230       Central City, Inc
---------------------------------------------------------------------------------------------------------------------
Nambusan Customer Service    Jan. 21, 00 - Jan. 20, 05               1,050       Kolon Sporex
Center
---------------------------------------------------------------------------------------------------------------------
Sasang Transmission Office   Mar. 1, 01 - Feb. 28, 06                1,000       LG Industrial systems
---------------------------------------------------------------------------------------------------------------------
S. Ulsan Switch Office       Sep. 1, 02 - Aug. 31, 03                1,200       Korea Cable TV
---------------------------------------------------------------------------------------------------------------------
Kyungbuk Branch Office       Feb. 1, 02 - Jan. 31, 03                1,100       KTF
---------------------------------------------------------------------------------------------------------------------
Incheon Keyang Information   Oct .1, 02 - Sep. 30, 04                1,068       Daewoo motor sales
Center
---------------------------------------------------------------------------------------------------------------------


     3)   Hedging Contract

          1.   Currency Swap (Forward): US$ 50,000,000
          2.   Interest Swap: KRW 100,000,000,000


     4)   Transfer of Business with Major Shareholders

          1.   Date of board resolution: February 19, 2002
          2.   Details of transfer
               -    Company name: DreamX.net Co.
               - Subject of transfer: Hananet business (portal, E-Commerce, cyber education, etc.)
               -    Assets: KRW 320 million
               -    Liabilities: KRW 140 million

          3.   Purpose of transfer: integration of E-Biz

8.   Research and Development Activities

     1)   Summary of R&D activities

          The  basic directions of R&D activities are as follows:

          - Through R&D activities applicable to immediate commercialization, the Company pursues creation of value-added services and e-business models utilizing existing networks, such as Internet applications, intelligent network services, and development of the wire-and-the wireless integrated services.

          - By establishing a quality assurance system, the Company controls quality of products and services, and through establishing a high quality equipment procurement system, the Company insures quality of equipment.

          -    R&D improves and develops the network management system.

          - R&D provides corporate solutions optimal to telecommunications companies.

     2)   R&D unit

          - Research unit consists of the following: i) Quality control center (three teams); ii) New technology development center (three teams); and iii) Digital economy research team & Research planning team.

     3) R&D costs [The following table summarizes the more comprehensive disclosure in the original Annual Report in Korean]

                                                                      (Unit: in millions of Won)
-----------------------------------------------------------------------------------------------------
Items                                                    3Q 2002           2001            2000
-----------------------------------------------------------------------------------------------------
Research expenses                                         2,879            6,352           7,354
Ordinary R&D expenses (intangible assets)                 5,162            9,655           9,914
Others                                                        -                -             145
                      Total                               8,041           16,007          17,413
-----------------------------------------------------------------------------------------------------

4) Achievement in R&D [The following table summarizes the more comprehensive disclosure in the original Quarterly Report in Korean]


---------------------------------------------------------------------------------------
Major R&D                                                        Period
---------------------------------------------------------------------------------------
Development of quality management system - I          Feb. 8, 2001 - Jan. 7, 2002

Development of N/W management on corporate side
 in 2002                                              Jan. 1, 2002 - Jun. 30, 2002

Development of international telephony management
 system in 2002                                       Feb. 4, 2002 - May. 15, 2002

Development of VoIP Trunk Gateway management
 system in 2002                                       Mar. 1, 2002 - May. 31, 2002

Development of telephony N/W management system
 in 2002                                              Jun. 17, 2002 - Sep. 30, 2002

Development of VoIP QoS                               Jul, 2001 - Dec, 2001

Development I-ON (VoIP + Personal number)
 service                                              Oct, 2001 - Mar, 2002

Joint Development of ADSL-VoIP Modem                  Nov, 2001 - Jun, 2002

Development HanaOne Solution                          Apr, 2002 - Sep, 2002

Development of PRM (800 Service)                      Jul, 2001 - Jun, 2002

Development of 1595 Service                           Jul, 2002 - Sep, 2002

Development of Personal Number (0506) Service         Jul, 2002 - Sep, 2002
---------------------------------------------------------------------------------------


5)   Major Projects in Process


----------------------------------------------------------------------------------------
Projects                                                          Period
----------------------------------------------------------------------------------------
Development of quality management system - II            Mar. 1, 02 - Dec. 31, 02

System management information exchange between
 N/W operators & development of gateway technology       Jan. 1, 02 - Dec. 31, 02

DSLAM N/W management system for 2002                     Jan, 1, 02 - Dec. 31, 02

HFC regional management system for 2002                  Jan. 9, 02 - Dec. 31, 02

Transmission N/W management system for 2002              Aug. 02 - Dec. 02

In research of VoIP QoS                                  Mar. 02 - Dec. 02

Mobile Telecommunication System on Broadband
 Internet                                                Mar. 16, 02 - Dec. 31, 02

Integration of Personal number (0506) Web System &
 HanaOne (0506) Web System                               Sep, 02 - Nov, 02

HFC Management System w/LDAP                             Sep, 02 - Apr, 03

Color Ring Service                                       Nov, 02 - Feb, 03
----------------------------------------------------------------------------------------

9.   Financing Activities in 3Q 2002

A)   Summary of external financing

- Domestic


                                                                (Unit: in billions of Won)
------------------------------------------------------------------------------------------
                                                              Increase
Source                               Initial amount          (decrease)          Balance
------------------------------------------------------------------------------------------

Commercial banks                              155.8                52.2            208.0
------------------------------------------------------------------------------------------
Insurance companies                               -                   -                -
------------------------------------------------------------------------------------------
Merchant banks                                    -                   -                -
------------------------------------------------------------------------------------------
Lease companies                                   -                   -                -
------------------------------------------------------------------------------------------
Mutual savings & finance
 companies                                        -                   -                -
------------------------------------------------------------------------------------------
Other financial institutions                  114.9               (79.0)            35.9
------------------------------------------------------------------------------------------
Sub-total (financial
 institutions)                                270.7               (26.8)           243.9
------------------------------------------------------------------------------------------
Corporate bonds (public offering)             390.0               300.0            690.0
------------------------------------------------------------------------------------------
Corporate bonds (private
 placement)                                   483.1              (114.7)           368.4
------------------------------------------------------------------------------------------
*Issuance of new shares                           -                76.6             76.6
------------------------------------------------------------------------------------------
Asset Backed Securities                       253.1               (72.5)           180.6
------------------------------------------------------------------------------------------
Others                                         55.0               (55.0)               -
------------------------------------------------------------------------------------------
Sub-total (capital market)                  1,181.2               134.4          1,315.6
------------------------------------------------------------------------------------------
Debt to shareholders, directors,
 affiliated companies                             -                   -                -
------------------------------------------------------------------------------------------
**Others                                          -               154.4            154.4
------------------------------------------------------------------------------------------
          Total                             1,451.9               262.0          1,713.9
------------------------------------------------------------------------------------------

*   issuance of new shares are related to exercise of warrants

**  others are issuance of ABL.


- Overseas

                                                   (Unit: in millions of US$)
-----------------------------------------------------------------------------
                                                   Increase
Source                         Initial amount     (decrease)          Balance
-----------------------------------------------------------------------------
Financial institutions                      -             -                 -
-----------------------------------------------------------------------------
Corporate bonds                         100.0             -             100.0
-----------------------------------------------------------------------------
Stocks                                      -             -                 -
-----------------------------------------------------------------------------
*Others                                  41.0         (18.0)             23.0
-----------------------------------------------------------------------------
          Total                         141.0         (18.0)            123.0
-----------------------------------------------------------------------------

B)   Summary of external financing

- Trust contract

                                                                  (Unit: in million Won)
----------------------------------------------------------------------------------------
Trustor            Trustee Bank    Date of trust    Amount             Remark
----------------------------------------------------------------------------------------
Hanaro                                                         Transfer of beneficiary
 Telecom, Inc.      Shinhan Bank    Oct. 23, 2001    965,348   certificate to HanaFos
                                                               Securitization Speciality
                                                               Co., Ltd.
----------------------------------------------------------------------------------------

- Asset Management Contract

     1.   Name of company: HanaFos Securitization Speciality Co., Ltd.

     2. Contract period: October 9, 2001 - as long as Hanaro exists as a legal entity

     3.   Kind of asset and amount

          - Kind: Future receivables from broadband Internet access service fees paid by the company's subscribers

          -    Amount: KRW 965,348 million

     4. Scope of work: collection of revenue from the beneficiary certificates, related documentation, etc.

     5.   Management costs and fees

          -    Management fee: 0.02% p.a. (face value of ABS, quarterly payment)


C)   Credit rating of the past 3 years


--------------------------------------------------------------------------------
                    Subject of
Date               credit rating       Credit         Credit rating company
--------------------------------------------------------------------------------
04/20/00          Commercial paper       A30       Korea Management Consulting &
                                                   Credit Rating Corporation
--------------------------------------------------------------------------------
                                                   Korea Management Consulting &
04/20/00          Corporate bond        BBB-       Credit Rating Corporation
-------------------------------------------------------------------------------
05/09/00          Commercial paper       A30       Korea Investors Service, Inc.
--------------------------------------------------------------------------------
05/09/00          Corporate bond        BBB-       Korea Investors Service, Inc.
--------------------------------------------------------------------------------
05/25/00          Corporate bond        BBB-       Korea Investors Service, Inc.
--------------------------------------------------------------------------------
05/25/00          Corporate bond        BBB-       Korea Management Consulting &
                                                   Credit Rating Corporation
--------------------------------------------------------------------------------
10/23/00          Corporate bond        BBB-       Korea Management Consulting &
                                                   Credit Rating Corporation
--------------------------------------------------------------------------------
10/24/00          Commercial paper       A30       Korea Investors Service, Inc.
--------------------------------------------------------------------------------
10/24/00          Corporate bond        BBB-       Korea Investors Service, Inc.
--------------------------------------------------------------------------------
03/13/01          Commercial paper       A30       Korea Management Consulting &
                                                   Credit Rating Corporation
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                    Subject of
Date               credit rating       Credit         Credit rating company
--------------------------------------------------------------------------------
05/31/01           Corporate bond       BBB-       Korea Management Consulting &
                                                   Credit Rating Corporation
--------------------------------------------------------------------------------
07/31/01           Corporate bond       BBB-       Korea Investors Service, Inc.
--------------------------------------------------------------------------------
02/05/02           Commercial paper      A30       Korea Investors Service, Inc.
--------------------------------------------------------------------------------
02/05/02           Corporate bond       BBB-       Korea Investors Service, Inc.
--------------------------------------------------------------------------------
02/06/02           Commercial paper      A30       Korea Investors Service, Inc.
--------------------------------------------------------------------------------
02/06/02           Corporate bond       BBB-       Korea Management Consulting &
                                                   Credit Rating Corporation
--------------------------------------------------------------------------------
03/13/02           Corporate bond       BBB-       Korea Investors Service, Inc.
--------------------------------------------------------------------------------
03/14/02           Corporate bond       BBB-       Korea Management Consulting &
                                                   Credit Rating Corporation
--------------------------------------------------------------------------------
04/23/02           Corporate bond       BBB-       Korea Investors Service, Inc.
--------------------------------------------------------------------------------
04/23/02           Corporate bond       BBB-       Korea Management Consulting &
                                                   Credit Rating Corporation
--------------------------------------------------------------------------------
11/07/02           Corporate bond       BBB-       Korea Investors Service, Inc.
--------------------------------------------------------------------------------
11/07/02           Commercial paper      A30       Korea Investors Service, Inc.
--------------------------------------------------------------------------------
                                                   Korea Management Consulting &
11/07/02           Corporate bond       BBB-       Credit Rating Corporation
--------------------------------------------------------------------------------
                                                   Korea Management Consulting &
11/07/02           Commercial paper      A30       Credit Rating Corporation
--------------------------------------------------------------------------------

III. FINANCIAL INFORMATION

1.   Summarized Financial Statements

                                                                     (Unit: in millions of Won)
-----------------------------------------------------------------------------------------------
Description                           3Q 2002       2001          2000       1999        1998
-----------------------------------------------------------------------------------------------
[Current Asset]                        663,929     642,773      704,084     989,225     781,599
-----------------------------------------------------------------------------------------------
Quick assets                           653,273     628,471      673,484     981,524     781,599
Inventories                             10,656      14,302       30,600       7,701           -
-----------------------------------------------------------------------------------------------
[Non-current  Asset]                 2,943,824   2,937,920    2,642,005     900,653     362,960
-----------------------------------------------------------------------------------------------
Investment Securities                  191,855     203,435      194,114      67,710      32,751
Property and Equipment               2,711,703   2,718,361    2,427,970     828,063     330,209
Intangible Asset                        40,266      16,124       19,921       4,881           -
Deferred Asset                               -           -            -           -           -
-----------------------------------------------------------------------------------------------
TOTAL ASSETS                         3,607,753   3,580,693    3,346,089   1,889,878   1,144,559
-----------------------------------------------------------------------------------------------
[Current Liabilities]                1,354,713     904,816      743,862     273,027     149,162
[Non-current Liabilities]              863,986   1,246,547      931,024      45,115       3,017
-----------------------------------------------------------------------------------------------
TOTAL LIABILITIES                    2,218,699   2,151,363    1,674,886     318,142     152,179
-----------------------------------------------------------------------------------------------
[Paid-in Capital]                    1,396,613   1,320,000    1,320,000   1,200,000     920,061
[Capital in excess of par value]       692,815     693,205      693,205     414,408      35,210
[Retained Earning]                    -693,970    -586,097     -341,984     -42,867     37,1087
[Capital Adjustment]                    -6,404      -2,221          -18         195           -
-----------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY           1,389,054   1,429,329    1,671,203   1,571,736     992,379
-----------------------------------------------------------------------------------------------
Revenue                                905,051     825,449      336,187      23,119          99
Operating Profit                       -14,074    -165,188     -296,577    -140,307     -19,887
Ordinary Profit                       -107,873    -244,113     -299,114     -77,423      36,776
Net Income                            -107,873    -244,113     -299,118     -70,902      29,466
-----------------------------------------------------------------------------------------------

(Note) "-" Means minus figures

2.   Accounting standards

A.   BASIS OF PRESENTATION

The Company maintains its official accounting records in Korean won and prepares its statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with accounting principles generally accepted in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements.

The US dollar amounts presented in these financial statements were computed by translating the Korean won into US dollars based on the Korea Exchange Bank Basic Rate of Won 1,227.80 to US $1.00 at September 30, 2002, solely for the convenience of the reader. These convenience translations into US dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

Significant accounting policies followed by the Company in preparing the accompanying non-consolidated financial statements are summarized as follows:


B.   REVENUE RECOGNITION

Revenue related to installation of service and sale of customer premises equipment is recognized when equipment is delivered and installation is completed. Revenue from monthly recurring service is recognized in the month the service is provided.


C.   CASH AND CASH EQUIVALENTS

Cash and cash equivalents are bank deposits, securities and short-term money market instruments that can be easily converted into cash and whose risk of value fluctuation arising from changes of interest rates is not material. Only investments with maturities of three months or less at the acquisition date are included in cash equivalents.

D.   SHORT-TERM FINANCIAL INSTRUMENTS

Short-term financial instruments primarily consist of time deposits with original maturities of less than one year and repurchase agreements that invest in short-term highly liquid debt securities. Short-term financial instruments are recorded at cost. Interest income on short-term financial instruments is accrued as earned.


E.   MARKETABLE SECURITIES

Marketable securities are stated at acquisition cost plus incidental expenses. If the fair value of marketable securities differs from the book value determined by the individual moving average method, marketable securities are stated at fair value and the unrealized gain or loss is reflected in current operations.


F.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.


G.   INVENTORIES

Inventories consist primarily of personal computers, modems and local area network equipment to be leased to customers. Inventories are stated at the lower of cost or net realizable value, cost being determined using the average cost method. If the net realizable value of inventories is lower than cost, inventories are adjusted to net realizable value and the difference between cost and revalued amount is charged to current operations.


H.   INVESTMENT SECURITIES

(1)  Equity Securities

Equity securities held for investment (excluding those of affiliates and subsidiaries discussed in the next paragraph) that are not actively quoted (unlisted security) are stated at acquisition cost. Actively quoted (listed) securities, including those traded over-the-counter, are stated at fair value with a valuation gain or loss recorded as a capital adjustment. If the fair value of a listed equity security or the net equity value of an unlisted equity security held for investment declines compared to acquisition cost and is not expected to recover (an impaired investment security), the value of the equity security is adjusted to fair value or net equity value, with the valuation loss charged to current operations.

Equity securities held for investment that are in companies in which the Company is able to exercise significant influence over the investees are accounted for using the equity method. The Company's share in net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings or to capital adjustment.


(2)  Debt Securities

Debt securities held for investment are classified as either held-to-maturity investment debt securities or available-for-sale investment debt securities at the time of purchase. Investments in debt securities of the types indicated below are classified as available-for-sale investment debt securities.

- All held-to-maturity investment debt securities if some portion was sold during the current period

-    Securities obliged to be sold before maturity by legal regulations

-    Securities accounted for as investment securities impairment loss

Held-to-maturity investment debt securities are stated at acquisition cost, as determined by the individual moving average method. When the face value of a held-to-maturity investment debt security differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the security. Available-for-sale investment debt securities are stated at fair value, with resulting valuation gains or losses recorded as a capital adjustment. If the fair value of a held-to-maturity or a available-for-sale investment debt security declines compared to the acquisition cost and is not expected to recover (an impaired investment security), the carrying value of the debt security is adjusted to fair value with the resulting valuation loss charged to current operations.


(3)  Gain or Loss on Valuation of Investment Securities

The net unrealized gain or loss is presented as gain or loss on valuation of investment securities in capital adjustments.

An unrealized valuation gain or loss of investment securities incurred in subsequent periods is deducted from or added to the previous balance of unrealized valuation gain or loss of investment securities. When investment securities are sold, the unrealized valuation gain or loss of investment securities included in the capital adjustment account is added to or deducted from the gain or loss on disposal. With respect to an impaired investment security, any unrealized valuation gain or loss on the security previously included in the capital adjustment account is reversed.


(4)  Recovery of Impaired Investment Securities

For commercial companies, the recovery of previously impaired investment securities is accounted for as follows:

For marketable equity securities and available for sale debt securities, the recovery is recorded in capital adjustment. For unlisted equity securities and held-to-maturity debt securities, the recovery is recorded in current operations up to the amount of previously recognized impairment loss.


(5)  Reclassification of Securities

If the company's objectives change, a trading security can be reclassified to investment securities, but only as of a balance sheet date. The difference between the fair value of the security as of the balance sheet date and the book value is recognized as gain or loss on valuation of trading securities and credited or charged to current operations. Investment securities cannot be reclassified to trading securities.


Valuation of Assets and Liabilities at Present Value
----------------------------------------------------

Long-term accounts receivable and long-term payables are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as interest expense or interest income over the term of the related accounts.


Property and Equipment
----------------------

Property and equipment are stated at cost. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property and equipment. Interest expense, discount expenses and other financial charges, including certain foreign exchange translation gains and losses on borrowings associated with the manufacture, purchase, or construction of property and equipment, incurred prior to the completing of the acquisition, are capitalized. The amount of capitalized interest for the nine month periods ended September 30, 2002 and 2001 are Won 2,939 million and Won 4,756 million, respectively.

Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

                                                  Estimated useful lives
                                                  ----------------------
Buildings, building facilities and structures             50 years
Machinery                                                  8 years
Vehicles and other                                       5-8 years


Leases
------

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75% of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90% of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.


Intangibles
-----------

Intangibles are stated at cost, net of amortization. Amortization is computed using the straight-line method, based on the estimated useful lives of the assets as described below.

                                Estimated Useful Lives
                                ----------------------
Goodwill                                 5 years

                                    Estimated Useful Lives
                                    ----------------------
Intellectual proprietary rights           5-20 years
Cable line usage rights                     20 years
Land rights                                 20 years
Development costs                            1 year


Convertible Bonds and Bonds with Warrants
-----------------------------------------

Interest expense on convertible bonds and bonds with warrants is recognized using the effective interest rate, which equalizes the issued amount of bonds to the present value of the future cash outflow of the bonds. Accordingly, the differences between accrued interest and interest paid are presented as an addition to the nominal value of the bonds as a long-term accrued interest account.


Discounts on Debentures
-----------------------

Discounts on debentures are amortized over the redemption period of the debenture using the effective interest rate method. Amortization of discounts is recognized as interest expense.


Accrued Severance Indemnities
-----------------------------

All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all employees were to resign as of September 30, 2002 and 2001 amounts to Won 20,916 million and Won 14,141 million, respectively.

Funding for this liability is not required by law, however, the Company has insured a portion of its obligations for severance indemnities, in order to obtain the related tax benefits, by making deposits with insurance companies. Withdrawal of these deposits, with a balance of Won 82 million and Won 2,012 million as of September 30, 2002 and 2001, respectively, is restricted to the payment of severance indemnities. The amounts funded under this insurance plan are classified as long-term financial instruments.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees' 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of Won 299 million and Won 359 million as of September 30, 2002 and 2001, respectively, are presented as deduction from accrued severance indemnities. Since April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the National Pension Fund under the revised National Pension Law of Korea.

Changes in accrued severance indemnities for the nine month periods ended September 30, 2002 and 2001 are as follows (won in millions):

                                   Amount
                          -----------------------
                            Amount        Amount
                          ---------     ---------
Beginning of period       Won15,664     Won 9,841
Severance payments           (2,714)        2,496
                          ---------     ---------
                             12,950         7,345
Provision                     7,966         6,796
                          ---------     ---------
End of period             Won20,916     Won14,141
                          =========     =========


Accounting for Foreign Currency Transactions and Translation
------------------------------------------------------------

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate announced by the Korea Exchange Bank, which was Won 1,227.80 and Won 1,308.50 to US $1.00 at September 30, 2002 and 2001,
respectively.


Income Tax
----------

The provision for income tax consists of the corporate income tax and resident surtax currently payable and the changes in deferred income taxes for the period. The Company recognizes deferred income taxes arising from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred income taxes will be offset against those incurred in the future, if any. Deferred income taxes will be recalculated based on the actual tax rate in effect at each balance sheet date

Stock Compensation Expense
--------------------------

The Company records the difference between the present value of the exercise price and the stock price at the grant date as compensation expense with a corresponding credit to the capital adjustment account (using the "the minimum value method"). The computed deferred compensation expenses are allocated over the contracted vesting period. When the stock options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustment account, and the par value of the new shares issued, is recorded as additional paid-in capital. However, for the stock options granted in 1999, compensation expense was calculated as the difference between the stock price at year end and the exercise price multiplied by the number of stock options


Net Loss Per Common Share
-------------------------

Net loss per common share is computed by dividing net loss, by the weighted average number of common shares outstanding during the period. The number of shares used in computing per share amounts for the nine month periods ended September 30, 2002 and 2001 were 274,679 thousand shares and 264,000 thousands shares, respectively.

Net loss for common stock for the nine month periods ended September 30, 2002 and 2001 are computed as follows (won in millions):

                                               2002            2001
                                            ----------      ----------
Net loss                                    Won107,873      Won187,404
Dividend for preferred stock                         -               -
                                            ----------      ----------
Net loss for common stock                   Won107,873      Won187,404
                                            ==========      ==========

Comparative Presentation
------------------------

Certain amounts of prior year's financial statements are reclassified to conform to the current year's presentation. This reclassification does not affect the net loss and net assets of the prior period.

3.   Financial Statements

     1)   Balance Sheet (As of the end of September 30, 2002 and 2001)

                                                                                                               Translation into
                                                                                   Korean Won                U.S. Dollars (Note 2)
                                                                          ---------------------------     -------------------------
                                                                              2002            2001           2002           2001
                                                                          ------------   ------------     ----------     ----------
                                                                                  (In millions)                 (In thousands)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents (Notes 3 and 5)                               Won  217,004   Won  231,086     $  176,742     $  188,211
  Short-term financial instruments (Notes 4 and 5)                             154,667         79,200        125,971         64,506
  Marketable securities (Note 6)                                                48,210         15,409         39,265         12,550
  Trade receivables, net of allowance for doubtful
   accounts of Won 8,593 million in 2002 and Won 1,747 million in 2001         196,634        122,088        160,151         99,436
  Short-term loans, net of discount on present value of
   Won 160 million in 2002 and Won 672 million in 2001 (Note 8)                  6,356         10,492          5,177          8,545
  Accounts receivable-other, net of allowance for doubtful
   accounts of Won 2,899 million in 2002 and net of discount on
   present value of Won 9 million in 2001                                        2,808          8,780          2,287          7,151
  Accrued income                                                                 6,305          4,863          5,135          3,961
  Prepaid expenses (Note 9)                                                     17,788         34,194         14,488         27,850
  Prepaid income tax                                                             2,530          4,071          2,061          3,316
  Advance payments                                                                 479          4,662            390          3,797
  Forward exchange contracts (Note 16)                                             492          2,390            401          1,947
  Inventories                                                                   10,656         15,486          8,679         12,613
  Other current assets                                                               -          6,106              -          4,973
                                                                          ------------   ------------     ----------     ----------
                                                                               663,929        538,827        540,747        438,856
                                                                          ------------   ------------     ----------     ----------
NON-CURRENT ASSETS:
  Long-term financial instruments (Notes 4 and 5)                                   87          2,017             71          1,643
  Investment securities (Note 7)                                                92,113         51,027         75,023         41,559
  Long-term accounts receivable-other, net of discount on
   present value of Won 125 million in 2001                                          -            879              -            716
  Long-term loans, net of discount on present value of
   Won 4,296 million in 2002 and Won 3,761 million in 2001
   (Note 8)                                                                     24,128         13,218         19,651         10,765
  Key-money deposits                                                            61,263         62,045         49,897         50,534
  Long-term prepaid expenses (Note 9)                                           14,264         12,279         11,617         10,001
  Property and equipment, net (Notes 2, 10, 12 and 14)                       2,711,703      2,659,137      2,208,587      2,165,774
  Intangibles (Note 11)                                                         40,266         18,051         32,795         14,702
                                                                          ------------   ------------     ----------     ----------
                                                                             2,943,824      2,818,653      2,397,641      2,295,694
                                                                          ------------   ------------     ----------     ----------
    Total Assets                                                          Won3,607,753   Won3,357,480     $2,938,388     $2,734,550
                                                                          ============   ============     ==========     ==========

                                                                                                             Translation into
                                                                                 Korean Won                U.S. Dollars (Note 2)
                                                                       ----------------------------     ---------------------------
                                                                            2002            2001            2002           2001
                                                                       ------------    ------------     -----------     -----------
                                                                               (In millions)                   (In thousands)
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Trade payables                                                       Won   76,169    Won  165,726     $    62,037     $   134,978
  Other accounts payable                                                    187,250         306,246         152,508         249,427
  Short-term borrowings (Note 13)                                            25,000          55,099          20,362          44,876
  Current maturities of long-term debt, net of discount
   on debentures of Won 7,366 million in 2002 and Won 577 million
   in 2001 (Notes 12 and 14)                                                775,517         198,159         631,631         161,394
  Accrued expenses                                                           38,374          28,155          31,254          22,931
  Withholdings                                                                6,457           3,625           5,259           2,952
  Advance received (Note 15)                                                222,899          16,976         181,543          13,826
  Other current liabilities                                                  23,047           7,580          18,772           6,174
                                                                       ------------    ------------     -----------     -----------
                                                                          1,354,713         781,566       1,103,366         636,558
                                                                       ------------    ------------     -----------     -----------

LONG-TERM LIABILITIES:
  Long-term debt (Note 14)                                                  185,421         168,536         151,019         137,267
  Debentures, net (Note 14)                                                 482,598         849,273         393,059         691,703
  Long-term obligations under capital leases (Note 12)                       39,892          59,849          32,491          48,745
  Accrued severance indemnities, net of payments to National
  Pension of Won 299 million in 2002 and Won 359 million in 2001
   (Note 2)                                                                  20,617          13,782          16,792          11,225
  Long-term deposits received                                                 3,771               -           3,071               -
  Long-term advance received (Note 15)                                      131,686               -         107,254               -
                                                                       ------------    ------------     -----------     -----------
                                                                            863,985       1,091,440         703,686         888,940
                                                                       ------------    ------------     -----------     -----------
      Total Liabilities                                                   2,218,698       1,873,006       1,807,052       1,525,498
                                                                       ------------    ------------     -----------     -----------

SHAREHOLDERS' EQUITY (Note 17):
  Capital stock                                                           1,396,613       1,320,000       1,137,493       1,075,094
  Paid-in capital in excess of par value                                    692,815         693,205         564,274         564,591
  Accumulated deficit (net loss of Won 107,873 million in 2002
   and Won 187,404 million in 2001)                                        (693,970)       (529,388)       (565,214)       (431,167)
  Capital adjustments:
    Stock compensation (Note 18)                                              4,129           2,477           3,362           2,017
    Valuation loss on investments (Note 7)                                   (4,908)         (1,820)         (3,998)         (1,482)
      Valuation loss on interest swap (Note 16)                              (5,624)              -          (4,581)              -
                                                                       ------------    ------------     -----------     -----------
      Total Shareholders' Equity                                          1,389,055       1,484,474       1,131,336       1,209,052
                                                                       ------------    ------------     -----------     -----------
      Total Liabilities and Shareholders' Equity                       Won3,607,753    Won3,357,480     $ 2,938,388     $ 2,734,550
                                                                       ============    ============     ===========     ===========





     2)   Income Statements (As of the end of September 30, 2002 and 2001)

                                                                                                               Translation into
                                                                                 Korean Won                  U.S. Dollars (Note 2)
                                                                        ---------------------------       -------------------------
                                                                            2002            2001             2002            2001
                                                                        -----------     -----------       ---------       ---------
                                                                          (In millions, except per        (In thousands, except per
                                                                               share amount)                    share amount)

OPERATING REVENUE (Note 23)                                             Won 905,051     Won 582,483       $ 737,132       $ 474,412

OPERATING EXPENSES (Note 19)                                                919,125         713,647         748,595         581,240
                                                                        -----------     -----------       ---------       ---------

OPERATING LOSS                                                              (14,074)       (131,164)        (11,463)       (106,828)
                                                                        -----------     -----------       ---------       ---------

NON-OPERATING INCOME:
  Interest income                                                            19,969          19,952          16,264          16,250
  Dividends income                                                            2,899              98           2,361              80
  Gain on valuation of marketable securities                                      -              91               -              74
  Gain on disposal of marketable securities                                   1,334             190           1,086             155
   Equity income on investments                                                 517               -             421               -
  Gain on foreign currency transactions and translation                      13,307           5,662          10,838           4,612
  Gain on disposal of investments                                               252           1,343             205           1,094
  Gain on valuation of forward exchange contract (Note 16)                      492           2,390             401           1,947
   Gain on transaction of forward exchange contract                             186               -             151               -
  Other                                                                       4,404           4,525           3,588           3,684
                                                                        -----------     -----------       ---------       ---------
                                                                             43,360          34,251          35,315          27,896
                                                                        -----------     -----------       ---------       ---------

NON-OPERATING EXPENSES:
  Interest expense                                                           96,471          78,508          78,572          63,942
  Loss on valuation of marketable securities                                  2,258               -           1,839               -
  Impairment loss on investment securities (Note 7)                           4,478           1,390           3,647           1,132
  Loss on foreign currency transactions and translation                         520           9,854             424           8,026
   Loss on disposal of property and equipment                                 2,867              55           2,335              45
   Loss on redemption of debts (Note 14)                                      4,265               -           3,474               -
   Loss on disposal of trade receivables                                     22,963               -          18,703               -
   Other bad debt expenses                                                    2,899               -           2,361               -
  Donations                                                                     294             634             239             516
  Other                                                                         144              50             117              41
                                                                        -----------     -----------       ---------       ---------
                                                                            137,159          90,491         111,711          73,702
                                                                        -----------     -----------       ---------       ---------

ORDINARY LOSS                                                              (107,873)       (187,404)        (87,859)       (152,634)

EXTRAORDINARY ITEMS                                                               -               -               -               -
                                                                        -----------     -----------       ---------       ---------

LOSS BEFORE INCOME TAX                                                     (107,873)       (187,404)        (87,859)       (152,634)

INCOME TAX EXPENSE (Note 20)                                                      -               -               -               -
                                                                        -----------     -----------       ---------       ---------

NET LOSS                                                                Won(107,873)    Won(187,404)      $ (87,859)      $(152,634)
                                                                        ===========     ===========       =========       =========

NET LOSS PER COMMON SHARE (Note 2)                                      Won    (393)    Won    (710)      $   (0.32)      $   (0.58)
                                                                        ===========     ===========       =========       =========





     3) Statements of Deposition of Deficit (As of the end of Dec. 31, 2002 and 2001)

                                                                                                              Translation into
                                                                              Korean Won                    U.S. Dollars (Note 2)
                                                                     ----------------------------        --------------------------
                                                                        2001              2000              2001             2000
                                                                     -----------      -----------        ---------        ---------
                                                                           (In millions)                       (In thousands)

ACCUMULATED DEFICIT BEFORE DISPOSITION:
  Undisposed deficit carried over from prior year                    Won(341,984)     Won (42,866)       $(260,361)       $ (32,635)
  Net loss                                                              (244,113)        (299,118)        (185,849)        (227,726)
                                                                     -----------      -----------        ---------        ---------
                                                                        (586,097)        (341,984)        (446,210)        (260,361)

DISPOSITION OF DEFICIT                                                         -                -                -                -
                                                                     -----------      -----------        ---------        ---------

UNDISPOSED DEFICIT TO BE CARRIED FORWARD TO
 SUBSEQUENT YEAR                                                     Won(586,097)     Won(341,984)       $(446,210)       $(260,361)
                                                                     ===========      ===========        =========        =========

4)   Statements of Cash Flow (As of the end of Dec. 31, 2002 and 2001)

                                                                                        Translation into
                                                               Korean Won              U.S. Dollars (Note )
                                                       -------------------------     -----------------------
                                                           2001          2000          2001           2000
                                                       -----------   -----------     ---------     ---------
                                                              (In millions)               (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                             Won(244,113)  Won(299,118)    $(185,849)    $(227,726)
                                                       -----------   -----------     ---------     ---------
  Addition of expenses not involving cash outflows:
    Stock compensation expense                               1,088         1,802           828         1,372
    Provision for severance indemnities                      8,659         5,974         6,592         4,548
    Amortization of discount on debentures                   7,873         3,411         5,994         2,596
    Amortization of present value discount                       -            37             -            28
    Recognition of long-term accrued interest                4,700             -         3,578             -
    Employee fringe benefits                                   396         2,179           302         1,659
    Depreciation                                           322,311       182,858       245,383       139,214
    Loss on foreign currency translation                     7,031         7,088         5,353         5,396
    Provision for doubtful accounts                          2,536           727         1,931           554
    Loss on disposal of marketable securities                    5         2,200             4         1,675
    Loss on valuation of marketable securities                   -         9,682             -         7,371
    Loss on disposal of property and equipment                 803            38           612            29
    Impairment loss on investment securities                 3,594             -         2,736             -
                                                       -----------   -----------     ---------     ---------
                                                           358,996       215,996       273,313       164,442
                                                       -----------   -----------     ---------     ---------
  Deduction of revenues not involving cash inflows:
    Gain on valuation of marketable securities               5,268             -         4,010             -
    Gain on disposal of marketable securities                  190             -           145             -
    Amortization of present value discount                   2,116         1,675         1,611         1,276
    Gain on valuation of forward exchange
     contract                                                2,519             -         1,918             -
    Gain on disposal of property and equipment                  52            69            40            53
    Gain on disposal of investments                          1,393             -         1,060             -
    Gain on foreign currency translation                       106             -            80             -
    Reversal of stock compensation expense                       -           195             -           148
                                                       -----------   -----------     ---------     ---------
                                                            11,644         1,939         8,864         1,477
                                                       -----------   -----------     ---------     ---------
  Changes in assets and liabilities resulting from
   operations:
    Increase in trade receivables                          (55,232)      (69,322)      (42,049)      (52,777)
    Increase in accounts receivable-other                   (5,358)          (44)       (4,079)          (34)
    Decrease (Increase) in accrued income                    4,869        (2,373)        3,706        (1,807)
    Decrease (Increase) in prepaid expenses                 (2,113)       17,241        (1,609)       13,126
    Decrease in prepaid income taxes                         7,402         2,752         5,635         2,095
    Decrease in advance payments                             9,521        21,493         7,248        16,364
    Increase in inventories                                (78,528)     (285,253)      (59,784)     (217,171)
    Decrease (Increase) in other current assets             13,768        (9,297)       10,482        (7,078)
    Decrease in long-term prepaid expenses                  11,941         3,938         9,091         2,998
    Increase (Decrease) in trade payables                  (13,931)       54,356       (10,605)       41,383

                                                                                           Translation into
                                                                 Korean Won               U.S. Dollars (Note 2)
                                                        ---------------------------     -----------------------
                                                            2001           2000            2001         2000
                                                        -----------   -------------     ---------    ----------
                                                               (In millions)                (In thousands)
  Changes in assets and liabilities resulting from
   operations:
    Increase (Decrease) in other accounts payable       Won (68,846)  Won   205,476     $ (52,415)   $  156,434
    Increase in advance received                                991             157           754           120
    Increase in accrued expenses                             11,499          14,617         8,754        11,128
    Increase (Decrease) in withholdings                        (541)          2,292          (412)        1,745
    Increase in other current liabilities                    21,291           2,480        16,209         1,889
    Increase in other long-term liabilities                   5,872               -         4,471             -
    Decrease in payments to National Pension                    110             134            84           102
    Payments of severance indemnities                        (2,837)         (1,848)       (2,160)       (1,407)
                                                        -----------   -------------     ---------    ----------
                                                           (140,122)        (43,201)     (106,679)      (32,890)
                                                        -----------   -------------     ---------    ----------
  Net cash flows used in operating activities               (36,883)       (128,262)      (28,079)      (97,651)
                                                        -----------   -------------     ---------    ----------
CASH FLOWS FROM INVESTING ACTIVITIES:

    Proceeds from disposal of marketable securities             629       2,867,477           479     2,183,081
    Collection of short-term financial instruments          499,640       2,475,525       380,388     1,884,679
    Redemption of short-term loans                              760             658           579           501
    Redemption of long-term loans                               332           1,683           253         1,282
    Proceeds from disposal of investment securities           3,708               -         2,823             -
    Withdrawal of long-term financial instruments            27,496           1,444        20,933         1,099
    Refund of key-money deposits                                  -           1,090             -           830
    Proceeds from disposal of property and equipment          1,228             373           935           284
    Increase in short-term financial instruments           (465,240)     (2,114,649)     (354,199)   (1,609,935)
    Purchase of marketable securities                       (30,444)     (2,575,762)      (23,178)   (1,960,991)
    Increase in short-term loans                                  -            (153)            -          (117)
    Purchase of investment securities                       (56,718)        (47,194)      (43,180)      (35,930)
    Increase in long-term financial instruments                (197)        (26,659)         (150)      (20,296)
    Increase in long-term loans                              (1,751)         (8,030)       (1,332)       (6,113)
    Payment of key-money deposits                            (3,718)        (26,731)       (2,831)      (20,351)
    Acquisition of property and equipment                  (504,807)     (1,583,587)     (384,323)   (1,205,624)
    Increase in intangibles                                 (11,250)        (22,892)       (8,565)      (17,428)
                                                        -----------   -------------     ---------    ----------
  Net cash flows used in investing activities              (540,332)     (1,057,407)     (411,368)     (805,029)
                                                        -----------   -------------     ---------    ----------

                                                                                        Translation into
                                                             Korean Won               U.S. Dollars (Note 2)
                                                    ---------------------------      ----------------------
                                                        2001           2000            2001         2000
                                                    -----------    ------------      --------    ----------
                                                           (In millions)                  (In thousands)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from short-term borrowings               Won  55,000    Won  104,920      $ 41,873    $   79,878
  Proceeds from long-term debt                          128,829          79,394        98,080        60,445
  Proceeds from long-term obligation under
   capital leases                                        43,407          69,111        33,047        52,616
  Proceed from issuance of debentures                   205,947         812,238       156,792       618,377
  Increase in long-term advance received                309,000               -       235,249             -
  Proceeds from issuance of common stock                      -         398,797             -       303,614
  Repayment of short-term borrowings                   (105,000)              -       (79,939)            -
  Repayment of long-term debt                           (86,571)         (3,055)      (65,908)       (2,326)
  Decrease in long-term advance received                (55,900)              -       (42,558)            -
                                                    -----------    ------------      --------    ----------
  Net cash flows provided by financing activities       494,712       1,461,405       376,636     1,112,604
                                                    -----------    ------------      --------    ----------
NET INCREASE (DECREASE) IN CASH                         (82,503)        275,736       (62,811)      209,924
CASH, BEGINNING OF YEAR                                 357,040          81,304       271,823        61,899
                                                    -----------    ------------      --------    ----------
CASH, END OF YEAR                                   Won 274,537    Won  357,040      $209,012    $  271,823
                                                    ===========    ============`     ========    ==========

     2)   Notes to Financial Statements


1.   GENERAL:
     --------

Hanaro Telecom, Inc. (the "Company") was incorporated on September 26, 1997 pursuant to the laws of the Republic of Korea ("Korea"). The Company was formed following its selection by the Ministry of Information and Communication ("MIC") on June 13, 1997 as the second carrier to provide local telephony services in Korea. The Company commenced providing local call and high-speed data access, including internet and multimedia access, on April 1, 1999 in the cities of Seoul, Pusan, Ulsan and Incheon.

On November 11, 1998, the Company was listed on the Korea Securities Dealers Automated Quotation System ("KOSDAQ"). The Company issued ADRs (American Depository Receipts) on April 4, 2000, which are traded on the National Association of Securities Dealers Automated Quotation System ("NASDAQ").

The Company's headquarters is located in Seocho-Gu, Seoul. The Company has 10 domestic branches and also has invested in several companies such as Hanaro Telecom America, Inc., Hanaro Realty Development & Management Co., Ltd., Hanaro Telephone & Internet Information, Inc., and Dreamline

Corporation in order to facilitate and strengthen its services.

In response to general unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying financial statements reflect management's assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management's current assessment.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
     -------------------------------------------

     A.   Basis of Presentation

The Company maintains its official accounting records in Korean won and prepares its statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with accounting principles generally accepted in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements.

The US dollar amounts presented in these financial statements were computed by translating the Korean won into US dollars based on the Korea Exchange Bank Basic Rate of Won 1,227.80 to US $1.00 at September 30, 2002, solely for the convenience of the reader. These convenience translations into US dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

Significant accounting policies followed by the Company in preparing the accompanying non-consolidated financial statements are summarized as follows:


     B.   Revenue Recognition

Revenue related to installation of service and sale of customer premises equipment is recognized when equipment is delivered and installation is completed. Revenue from monthly recurring service is recognized in the month the service is provided.

     C.   Cash and Cash Equivalents

Cash and cash equivalents are bank deposits, securities and short-term money market instruments that can be easily converted into cash and whose risk of value fluctuation arising from changes of interest rates is not material. Only investments with maturities of three months or less at the acquisition date are included in cash equivalents.


     D.   Short-term financial instruments

Short-term financial instruments primarily consist of time deposits with original maturities of less than one year and repurchase agreements that invest in short-term highly liquid debt securities. Short-term financial instruments are recorded at cost. Interest income on short-term financial instruments is accrued as earned.


     E.   Marketable Securities

Marketable securities are stated at acquisition cost plus incidental expenses. If the fair value of marketable securities differs from the book value determined by the individual moving average method, marketable securities are stated at fair value and the unrealized gain or loss is reflected in current operations.


     F.   Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.


     G.   Inventories

Inventories consist primarily of personal computers, modems and local area network equipment to be leased to customers. Inventories are stated at the lower of cost or net realizable value, cost being determined using the average cost method. If the net realizable value of inventories is lower than cost, inventories are adjusted to net realizable value and the difference between cost and revalued amount is charged to current operations.


     H.   Investment Securities

(1)  Equity Securities

Equity securities held for investment (excluding those of affiliates and subsidiaries discussed in the next paragraph) that are not actively quoted (unlisted security) are stated at acquisition cost. Actively quoted (listed) securities, including those traded over-the-counter, are stated at fair value with a valuation gain or loss recorded as a capital adjustment. If the fair value of a listed equity security or the net equity value of an unlisted equity security held for investment declines compared to acquisition cost and is not expected to recover (an impaired investment security), the value of the equity security is adjusted to fair value or net equity value, with the valuation loss charged to current operations.

Equity securities held for investment that are in companies in which the Company is able to exercise significant influence over the investees are accounted for using the equity method. The Company's share in net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings or to capital adjustment.


(2)  Debt Securities

Debt securities held for investment are classified as either held-to-maturity investment debt securities or available-for-sale investment debt securities at the time of purchase. Investments in debt securities of the types indicated below are classified as available-for-sale investment debt securities.

- All held-to-maturity investment debt securities if some portion was sold during the current period

-    Securities obliged to be sold before maturity by legal regulations

-    Securities accounted for as investment securities impairment loss

Held-to-maturity investment debt securities are stated at acquisition cost, as determined by the individual moving average method. When the face value of a held-to-maturity investment debt security differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the security. Available-for-sale investment debt securities are stated at fair value, with resulting valuation gains or losses recorded as a capital adjustment. If the fair value of a held-to-maturity or a available-for-sale investment debt security declines compared to the acquisition cost and is not expected to recover (an impaired investment security), the carrying value of the debt security is adjusted to fair value with the resulting valuation loss charged to current operations.


(3)  Gain or Loss on Valuation of Investment Securities

The net unrealized gain or loss is presented as gain or loss on valuation of investment securities in capital adjustments. An unrealized valuation gain or loss of investment securities incurred in subsequent periods is deducted from or added to the previous balance of unrealized valuation gain or loss of investment securities. When investment securities are sold, the unrealized valuation gain or loss of investment securities included in the capital adjustment account is added to or deducted from the gain or loss on disposal. With respect to an impaired investment security, any unrealized valuation gain or loss on the security previously included in the capital adjustment account is reversed.


(4)  Recovery of Impaired Investment Securities

For commercial companies, the recovery of previously impaired investment securities is accounted for as follows:

For marketable equity securities and available for sale debt securities, the recovery is recorded in capital adjustment. For unlisted equity securities and held-to-maturity debt securities, the recovery is recorded in current operations up to the amount of previously recognized impairment loss.

(5)  Reclassification of Securities

If the company's objectives change, a trading security can be reclassified to investment securities, but only as of a balance sheet date. The difference between the fair value of the security as of the balance sheet date and the book value is recognized as gain or loss on valuation of trading securities and credited or charged to current operations. Investment securities cannot be reclassified to trading securities.


Valuation of Assets and Liabilities at Present Value
----------------------------------------------------

Long-term accounts receivable and long-term payables are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as interest expense or interest income over the term of the related accounts.


Property and Equipment
----------------------

Property and equipment are stated at cost. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property and equipment. Interest expense, discount expenses and other financial charges, including certain foreign exchange translation gains and losses on borrowings associated with the manufacture, purchase, or construction of property and equipment, incurred prior to the completing of the acquisition, are capitalized. The amount of capitalized interest for the nine month periods ended September 30, 2002 and 2001 are Won 2,939 million and Won 4,756 million, respectively.

Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

                                                     Estimated useful lives
                                                     ----------------------
Buildings, building facilities and structures               50 years
Machinery                                                    8 years
Vehicles and other                                         5-8 years

Leases
------

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75% of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90% of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

Intangibles
-----------

Intangibles are stated at cost, net of amortization. Amortization is computed using the straight-line method, based on the estimated useful lives of the assets as described below.

                                      Estimated Useful Lives
                                      ----------------------
Goodwill                                       5 years
Intellectual proprietary rights             5-20 years
Cable line usage rights                       20 years
Land rights                                   20 years
Development costs                              1 year

Convertible Bonds and Bonds with Warrants
-----------------------------------------

Interest expense on convertible bonds and bonds with warrants is recognized using the effective interest rate, which equalizes the issued amount of bonds to the present value of the future cash outflow of the bonds. Accordingly, the differences between accrued interest and interest paid are presented as an addition to the nominal value of the bonds as a long-term accrued interest account.


Discounts on Debentures
-----------------------

Discounts on debentures are amortized over the redemption period of the debenture using the effective interest rate method. Amortization of discounts is recognized as interest expense.


Accrued Severance Indemnities
-----------------------------

All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all employees were to resign as of September 30, 2002 and 2001 amounts to Won 20,916 million and Won 14,141 million, respectively.

Funding for this liability is not required by law, however, the Company has insured a portion of its obligations for severance indemnities, in order to obtain the related tax benefits, by making deposits with insurance companies. Withdrawal of these deposits, with a balance of Won 82 million and Won 2,012 million as of September 30, 2002 and 2001, respectively, is restricted to the payment of severance indemnities. The amounts funded under this insurance plan are classified as long-term financial instruments.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees' 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of Won 299 million and Won 359 million as of September 30, 2002 and 2001, respectively, are presented as deduction from accrued severance indemnities. Since April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the National Pension Fund under the revised National Pension Law of Korea.

Changes in accrued severance indemnities for the nine month periods ended September 30, 2002 and 2001 are as follows (won in millions):

                                    Amount
                           ------------------------
                             Amount        Amount
                           ---------      ---------
Beginning of period        Won15,664      Won 9,841
Severance payments            (2,714)         2,496
                           ---------      ---------
                              12,950          7,345
Provision                      7,966          6,796
                           ---------      ---------
End of period              Won20,916      Won14,141
                           =========      =========

Accounting for Foreign Currency Transactions and Translation
------------------------------------------------------------

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate announced by the Korea Exchange Bank, which was Won 1,227.80 and Won 1,308.50 to US $1.00 at September 30, 2002 and
2001, respectively.


Income Tax
----------

The provision for income tax consists of the corporate income tax and resident surtax currently payable and the changes in deferred income taxes for the period. The Company recognizes deferred income taxes arising from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred income taxes will be offset against those incurred in the future, if any. Deferred income taxes will be recalculated based on the actual tax rate in effect at each balance sheet date (see Note 20).


Stock Compensation Expense
--------------------------

The Company records the difference between the present value of the exercise price and the stock price at the grant date as compensation expense with a corresponding credit to the capital adjustment account (using the "the minimum value method"). The computed deferred compensation expenses are allocated over the contracted vesting period. When the stock options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustment account, and the par value of the new shares issued, is recorded as additional paid-in capital. However, for the stock options granted in 1999, compensation expense was calculated as the difference between the stock price at year end and the exercise price multiplied by the number of stock options (see Note 18).


Net Loss Per Common Share
-------------------------

Net loss per common share is computed by dividing net loss, by the weighted average number of common shares outstanding during the period. The number of shares used in computing per share amounts for the nine month periods ended September 30, 2002 and 2001 were 274,679 thousand shares and 264,000 thousands shares, respectively.

Net loss for common stock for the nine month periods ended September 30, 2002 and 2001 are computed as follows (won in millions):

                                               2002            2001
                                            ----------      ----------
Net loss                                    Won107,873      Won187,404
Dividend for preferred stock                         -               -
                                            ----------      ----------
Net loss for common stock                   Won107,873      Won187,404
                                            ==========      ==========

Comparative Presentation
------------------------

Certain amounts of prior year's financial statements are reclassified to conform to the current year's presentation. This reclassification does not affect the net loss and net assets of the prior period.


3.   CASH AND CASH EQUIVALENTS:
     --------------------------
Cash and cash equivalents as of September 30, 2002 and 2001 are as follows (won in millions):

                                  Interest rate per annum (%)       2002            2001
                                  ---------------------------    ----------      ----------
Cash on hand                                 -                   Won      4      Won      4
Passbook accounts                           1.0                       1,440             220
Time deposits                             4.5-4.7                    21,000          89,196
Money market fund                         4.2-4.7                    76,560         108,926
Repurchase agreements                     4.5-5.1                    85,000          13,740
Specified money trust                     4.9-5.2                     8,000           3,000
Fixed interest instruments                5.1-5.2                    25,000          16,000
                                                                 ----------      ----------
                                                                 Won217,004      Won231,086
                                                                 ==========      ==========


4.   SHORT-TERM AND LONG-TERM FINANCIAL INSTRUMENTS:
     -----------------------------------------------

Short-term financial instruments as of September 30, 2002 and 2001 are as follows (won in millions):

                                Interest rate
                            per annum (%) in 2002        2002            2001
                            ---------------------     ----------      ---------
Time deposits                        4.5-5.0          Won 93,400      Won52,200
Commercial paper                           -                   -          3,000
Repurchase agreements                4.5-5.0              61,267         24,000
                                                      ----------      ---------
                                                      Won154,667      Won79,200
                                                      ==========      =========

Long-term financial instruments as of September 30, 2002 and 2001 are as follows (won in millions):

                                         Interest rate
                                     per annum (%) in 2002     2002      2001
                                     ---------------------    -----    --------
Deposits for checking accounts                  -             Won 5    Won    5
Severance indemnity insurance
 deposits                                     3.5                82       2,012
                                                              -----    --------
                                                              Won87    Won2,017
                                                              =====    ========

5.   RESTRICTED DEPOSITS:
     --------------------

As of September 30, 2002 and 2001, the following deposits are subject to withdrawal restriction for guarantee for borrowings, checking accounts, severance payment and other reasons (won in millions).

                                                       2002          2001
                                                     ---------     ---------
Short-term financial instruments                     Won74,400     Won31,330
Long-term financial instruments
  Deposits for checking accounts                             5             5
  Severance indemnity insurance deposits                    82         2,012
                                                     ---------     ---------
                                                            87         2,017
                                                     ---------     ---------
                                                     Won74,487     Won33,347
                                                     =========     =========

6.   MARKETABLE SECURITIES:
     ----------------------

Marketable securities as of September 30, 2002 and 2001 are as follows (won in millions):

                                                2002                                                2001
                            ----------------------------------------------    ----------------------------------------------
                                                              Cumulative                                        Cumulative
                                                            gain (loss) on                                    gain (loss) on
                            Acquisition cost   Fair value     valuation       Acquisition cost   Fair value     valuation
                            ----------------   ----------   --------------    ----------------   ----------   --------------
Beneficiary Certificates        Won25,000       Won18,007      Won(6,993)         Won25,000       Won15,409      Won(9,591)
Government and
 municipal bonds                   30,000          30,203            203                  -               -              -
                                ---------       ---------      ---------          ---------       ---------      ---------
                                Won55,000       Won48,210      Won(6,790)         Won25,000       Won15,409      Won(9,591)
                                =========       =========      =========          =========       =========      =========

7.   INVESTMENT SECURITIES:
     ----------------------

(1) Investment securities as of September 30, 2002 and 2001 consist of the following (won in millions):

                                                                           Ownership
                                                                          percentage (%)                  Amount
                                                                     ----------------------       ------------------------
                                                                      2002            2001          2002           2001
                                                                     ------          ------       ---------      ---------
Listed equity securities:
  LG Telecom Co., Ltd.                                                 0.37               -       Won 4,930      Won     -
  Netsecure Technology, Inc.                                           2.35               -             166              -
  IMRI Co., Ltd.                                                       0.63               -              61              -
                                                                                                  ---------      ---------
                                                                                                      5,157              -
                                                                                                  ---------      ---------
Equity securities accounted for using the equity method
 Dreamline Co.                                                        32.18               -          40,046              -
                                                                                                  ---------      ---------

Investments in affiliates (unlisted equity securities):
  Hanaro Realty Development & Management Co., Ltd                     99.99           99.99           2,500          2,500
  Hanaro Telephone & Internet Information, Inc.(*)                    99.99               -           1,900              -
  Hanaro Customer Service, Inc.(*)                                        -           99.99               -            900
  Hanaro Web N TV                                                     90.91          100.00          17,309         17,309
  Hanaro Interdesk Co., Ltd.(*)                                           -           99.99               -          1,000
  Hanaro Technologies, Inc.                                               -           99.99               -          1,000
  M-commerce Co., Ltd.                                                30.29           51.00             456          5,100
  Hanaro Telecom America, Inc.                                       100.00          100.00              23             23
  Others                                                                  -               -             306          3,652
                                                                                                  ---------      ---------
                                                                                                     22,494         31,484
                                                                                                  ---------      ---------

                                                                    Ownership
                                                                  percentage (%)               Amount
                                                                -----------------     -----------------------
                                                                 2002        2001        2002          2001
                                                                -----       -----     ---------     ---------
Other non-listed equity securities:
  Korea Information Assurance, Inc.                              0.47        0.50           100           100
  Media Valley, Inc.                                             5.44        5.44           359           900
  C.C.S. Inc.                                                   10.00       10.00         4,500         4,500
  Gameventure, Inc.                                              9.55        9.64         1,780         1,780
  Dauinternet, Inc.                                              0.63        1.09         1,100         1,100
  Others                                                                                  4,082         7,809
                                                                                      ---------     ---------
                                                                                         11,921        16,189
                                                                                      ---------     ---------
Debt securities:
  C.C.S. Inc.                                                                               240           240
  Hanafos Securitization Speciality Co., Ltd. and others                                  9,140             -
                                                                                      ---------     ---------
                                                                                          9,380           240
                                                                                      ---------     ---------
Investments in funds:
  Engineering Benevolent Association                             0.03        0.03            14            14
  KDBC Hanaro Interventure Fund                                 31.00       31.00         3,100         3,100
  Hana Dream Limited Co.                                         5.00           -             1             -
  Hanafos Securitization Speciality Co., Ltd.                    2.00           -             -             -
                                                                                      ---------     ---------
                                                                                          3,115         3,114
                                                                                      ---------     ---------
                                                                                      Won92,113     Won51,027
                                                                                      =========     =========

(*) Hararo Customer Service, Inc and Hanaro Interdesk Co., Ltd. merged on January 16, 2002 and changed its name to Hanaro Telephone & Internet Information, Inc.

(2) Listed equity securities as of September 30, 2002 are as follows (won in millions):

                                        Acquisition cost       Fair value      Loss on valuation
                                        ----------------       ----------      -----------------
LG Telecom Co., Ltd.                        Won5,396            Won4,930            Won  466
Netsecure Technology, Inc.                     1,399                 166               1,233
IMRI Co., Ltd.                                   800                  61                 739
                                            --------            --------            --------
                                            Won7,595            Won5,157            Won2,438
                                            ========            ========            ========

(3) Equity securities accounted for using the equity method as of September 30, 2002 are as follows (won in millions):

                                             Valuation gain using the    Valuation loss on
                         Acquisition cost         equity method              investment        Book value
                         ----------------    ------------------------    -----------------     ----------
Dreamline Co.                Won39,530                Won517                    Won1            Won40,046


(4) Investments in affiliates as of September 30, 2002 and 2001 are as follows (won in millions):

                                                                    2002                                    2001
                                          ------------------------------------------------------          ----------
                                          Acquisition cost     Net asset value        Book value          Book value
                                          ----------------     ---------------        ----------          ----------
Hanaro Realty Development &
 Management Co., Ltd.                         Won 2,500           Won 3,082           Won 2,500           Won 2,500
Hanaro Telephone & Internet
 Information, Inc.                                1,900               1,489               1,900                   -
Hanaro Customer Service, Inc.                         -                   -                   -                 900
Hanaro Web N TV                                  17,309               5,184              17,309              17,309
Hanaro Interdesk Co., Ltd.                            -                   -                   -               1,000
Hanaro Technologies, Inc.                             -                   -                   -               1,000
M-commerce Co., Ltd.                              4,585                   -                 456               5,100
Hanaro Telecom America, Inc.                         23                 337                  23                  23
Others                                            1,500                 299                 306               3,652
                                              ---------           ---------           ---------           ---------
                                              Won27,817           Won10,391           Won22,494           Won31,484
                                              =========           =========           =========           =========

In accordance with Interpretation 42-59 of the Financial Accounting Standards, the Company did not apply the equity method of accounting for the above investments in affiliates since the total assets of the individual invested company were less than Won 7,000 million as of the prior year end.


(5) Other non-listed equity securities as of September 30, 2002 and 2001 are as follows (won in millions):

                                                                          2002                                  2001
                                              -----------------------------------------------------          ----------
                                              Acquisition cost      Net asset value      Book Value          Book Value
                                              ----------------      ---------------      ----------          ----------
Korea Information Assurance Inc.                  Won   100             Won   88         Won   100            Won   100
Media Valley Inc.                                       900                  359               359                  900
C. C. S. Inc.                                         4,500                1,941             4,500                4,500
Gameventure, Inc.                                     1,780                  500             1,780                1,780
Dauinternet, Inc.                                     1,100                   79             1,100                1,100
Others                                                5,444                2,125             4,082                7,809
                                                  ---------             --------         ---------            ---------
                                                  Won13,824             Won5,092         Won11,921            Won16,189
                                                  =========             ========         =========            =========

Other non-listed equity securities of which net asset value declined and is not expected to recover were adjusted to net asset value or fair value, with the valuation loss charged to current operations.


(6) Debt securities as of September 30, 2002 and 2001 are as follows (won in millions):

                                                                 2002                                    2001
                                               ------------------------------------      ----------------------------------
                                               Acquisition cost          Book value      Acquisition cost        Book value
                                               ----------------          ----------      ----------------        ----------
Corporate bonds:
  C. C. S. Inc.                                    Won   240              Won  240           Won  240               Won240
                                                   ---------              --------           --------               ------
Subordinate debt investments:
  Collateralized Bond Obligations (CBO)                3,210                   140              3,210                    -
  Asset Backed Securities (ABS)                        9,000                 9,000                  -                    -
                                                   ---------              --------           --------               ------
                                                      12,210                 9,140              3,210                    -
                                                   ---------              --------           --------               ------
                                                   Won12,450              Won9,380           Won3,450               Won240
                                                   =========              ========           ========               ======

As the fair value of the CBO was evaluated as Won 140 million and nil as of September 30, 2002 and 2001, the Company reflected Won 3,070 million of valuation loss as Won 2,470 million of capital adjustment and Won 600 million of impairment loss in 2002 and Won 3,210 million of valuation loss as Won 1,820 million of capital adjustment and Won 1,390 million of impairment loss in 2001, respectively. Asset Backed Securities (ABS) were purchased from Hanafos Securitization Speciality Co., Ltd. ("Hanafos") in conjunction with the Company's transfer of the beneficiary certificates to Hanafos, endowed in return for the Company's future trade receivables (see Note 15).


8.   LOANS TO EMPLOYEES:
     -------------------

Short-term and long-term loans to employees as of September 30, 2002 and 2001 are as follows (won in millions):


                                                 Interest per
                                                   annum (%)                   2002                          2001
                                                 ------------       ------------------------     ------------------------
                                                                    Short-term    Long-term      Short-term     Long-term
                                                                    ----------    ---------      -----------    ---------
Loans to employees for share ownership                 -            Won   -       Won14,897      Won10,272      Won 5,228
Loans to employees for housing                       2.0              1,065           6,261            827          4,788
Other                                                  -                112              70             65             63
    Less: discount on present value                                    (27)          (3,478)          (672)        (2,295)
                                                                    --------      ---------      ---------      ---------
                                                                    Won1,150      Won17,750      Won10,492      Won 7,784
                                                                    ========      =========      =========      =========


9.   PREPAID EXPENSES:
     -----------------

The acquisition cost of personal computers which are related to the Company's PC-PLUS I and II program are recorded as prepaid expenses at the time of sales and recognized as expense over the three-year term of the agreement. In relation to this, Won 12,279 million is recorded as prepaid expenses as of September 30, 2002 and Won 12,279 million and Won 27,483 million are recorded as long-term prepaid expense and prepaid expenses as of September 30, 2001.


10.  PROPERTY AND EQUIPMENT:
     -----------------------

Property and equipment as of September 30, 2002 and 2001 are as follows (won in millions):

                                        2002              2001
                                    ------------      ------------
Land                               Won  154,736      Won  148,729
Buildings                               240,109           228,241
Structures                                  192               192
Machinery                             2,995,290         2,502,102
Vehicles                                    544               604
Other                                    41,693            40,850
Construction in progress                 82,054           181,207
Machinery in transit                        101               115
                                   ------------      ------------
                                      3,514,719         3,102,040
                                   ------------      ------------
Less: Accumulated depreciation
  Buildings                              14,686             9,552
  Structures                                 11                 7
  Machinery                             770,178           420,947
  Vehicles                                  230               197
  Other                                  17,911            12,200
                                   ------------      ------------
                                        803,016           442,903
                                   ------------      ------------
                                   Won2,711,703      Won2,659,137
                                   ============      ============

Depreciable assets are insured for fire and other casualty losses up to Won 1,889,807 million as of September 30, 2002.

The market value of the Company's land based on the official price of land (published by Ministry of Construction and Traffic) is Won 134,192 million as of September 30, 2002.


11.  INTANGIBLES:
     ------------

(1) Intangibles as of September 30, 2002 and 2001 are as follows (Won in millions):

                                          2002                2001
                                        ---------          ---------
Goodwill                                Won   788          Won 1,214
Intellectual proprietary rights                18                 25
Cable line usage rights                    38,821             13,856

                                          2002                2001
                                        ---------          ---------
Development costs                             568              2,881
Land rights                                    71                 75
                                        ---------          ---------
                                        Won40,266          Won18,051
                                        =========          =========

(2) Amortization of intangibles for the nine month periods ended September 30, 2002 and 2001 is as follows (won in millions):

                                          2002               2001
                                        --------           ---------
Goodwill                                Won  319           Won   319
Cable line usage rights                    1,295                 526
Development costs                          5,845               9,817
Other                                          9                   9
                                        --------           ---------
                                        Won7,468           Won10,671
                                        ========           =========

(3) Won 2,879 million and Won 5,130 million of ordinary research and development costs were charged to expense as incurred for the nine-month periods ended September 30, 2002 and 2001, respectively.

(4) Changes in development costs (intangibles) for the nine-month periods ended September 30, 2002 and 2001 are as follows (won in millions):

                                           2002               2001
                                        ---------          ---------
Beginning of period                     Won 1,251          Won 5,493
Increase                                    5,162              7,205
Amortization                               (5,845)            (9,817)
                                        ---------          ---------
End of period                           Won   568          Won 2,881
                                        =========          =========


12.  LEASES:
     -------

(1) The Company has operating lease agreements for telecommunication equipments and automobiles with Cisco Systems Capital Korea Ltd. and VIP RENT A CAR Co. The payment schedule for the operating leases is as follows (won in millions):

                  Telecommunication
Year                 equipments         Automobiles        Total
----              -----------------     -----------      ---------
2002.10-2003.9        Won17,837           Won623         Won18,460
2003.10-2004.9           17,837               94            17,931
2004.10-2005.9            7,910               19             7,929
                     ----------           ------         ---------
                      Won43,584           Won736         Won44,320
                     ==========           ======         =========


(2) The Company also has capital lease agreements with Korea Hewlett Packard Co., LG Card Services Corp., Shinhan Capital Co., Ltd., and Cisco Systems Capital Korea Ltd. for certain machinery and equipment. As of September 30, 2002, the acquisition cost of machinery and equipment under capital leases was Won 89,576 million and depreciation expenses related to the these capital leases for the nine-month period ended September 30, 2002 amount to Won 7,849 million.

     The future annual payments under these capital lease agreements as of September 30, 2002 are as follows (won in millions and dollar in thousands):

                                            Principal       Won                        Interest        Won               Total
Year                         Korean won     US dollars  equivalent     Korean won     US dollars    equivalent      lease payment
----                         ----------     ----------  ----------     ----------     ----------    ----------      -------------
2002.10-2003.9               Won33,907        $4,025     Won 4,942      Won4,638          $592       Won  726          Won44,213
2003.10-2004.9                  19,359         3,611         4,434         2,129           210            258             26,180
2004.10-2005.9                  13,318           333           409           704             9             12             14,443
2005.10-2006.9                   2,372             -             -            73             -              -              2,445
                             ---------        ------     ---------      --------          ----       --------          ---------
                             Won68,956        $7,969         9,785      Won7,544          $811            996          Won87,281
                             ---------        ------                    --------          ----                         ---------
                                                            68,956                                      7,544
                                                         ---------                                   --------
                                                            78,741                                   Won8,540
                             Less: Current portion         (38,849)                                  ========
                                                         ---------
                                                         Won39,892
                                                         =========


13.  SHORT-TERM BORROWINGS:
     ----------------------

Short-term borrowings as of September 30, 2002 and 2001 are as follows (won in millions):

                                          Interest rate per annum (%)
                                                   in 2002                    2002               2001
                                          ---------------------------      ---------           ---------
General loans                                        8.20                  Won25,000           Won    99
Issuance of commercial paper                            -                          -              55,000
                                                                           ---------           ---------
                                                                           Won25,000           Won55,099
                                                                           =========           =========


14.  LONG-TERM DEBT AND DEBENTURES:
     ------------------------------


(1) Long-term debt in local currency as of September 30, 2002 and 2001 is as follows (won in millions):

                               Interest rate per annum (%)
                                       in 2002                 2002            2001
                               ---------------------------  ----------      ----------
Information promotion fund            5.91-7.25             Won186,914      Won122,938
General loans                         7.60-9.94                 32,000          32,000
Less: Current portion                                          (42,297)        (13,324)
                                                            ----------      ----------
                                                            Won176,617      Won141,614
                                                            ==========      ==========


(2) Long-term debt in foreign currency as of September 30, 2002 and 2001 is as follows (won in millions, dollar in thousands):

                              Interest rate per          US dollars                   Won equivalent
                                  annum (%)       -------------------------       ------------------------
                                   in 2002          2002             2001           2002           2001
                              -----------------   --------         --------       ---------     ----------

                              Interest rate per          US dollars                   Won equivalent
                                  annum (%)       -------------------------       ------------------------
                                   in 2002          2002             2001           2002           2001
                              -----------------   --------         --------       ----------    ----------
Facility loans                      9.16          $ 20,575         $ 32,817       Won 25,261    Won 42,942
Less: Current portion                              (13,404)         (12,243)         (16,457)      (16,020)
                                                  --------         --------       ----------    ----------
                                                  $  7,171         $ 20,574       Won  8,804    Won 26,922
                                                  ========         ========       ==========    ==========


(3) Debentures as of September 30, 2002 and 2001 are as follows (won in millions):

                                                                      Amount
                                                           -------------------------------
         Interest rate per annum (%)       Due                2002                2001
         ---------------------------    ---------          -----------         -----------
1st                  9.00               2000-2003          Won250,000          Won250,000
2nd                  7.85               2000-2005             240,625             328,125
3rd                  8.00               2000-2003             140,000             140,000
4th                     -               2000-2002                   -              30,000
5th                     -               2000-2002                   -              12,000
6th                     -               2000-2002                   -               7,000
7th                 10.08               2000-2002              20,000              20,000
8th                 10.13               2000-2002              10,000              10,000
9th                 10.18               2000-2002              15,000              15,000
10th                 9.67               2001-2003              10,000              10,000
11th                 9.67               2001-2003              10,000              10,000
12th                 9.67               2001-2003              10,000              10,000
13th                    -               2001-2006                   -             130,850
14th                 9.34               2001-2003              10,000              10,000
15th                 7.84               2001-2004              15,000              15,000
16th                 2.00               2001-2004              27,800                   -
17-1st               6.00               2002-2004              60,000                   -
17-2nd               6.00               2002-2004              40,000                   -
18th                 8.00               2002-2007             122,780                   -
19-1st               6.00               2002-2004              80,000                   -
19-2nd               6.00               2002-2005              20,000                   -
20th                 7.43               2002-2005             100,000                   -
                                                           ----------          ----------
                                                            1,181,205             997,975
    Less: Current portion                                    (685,280)           (136,500)
            Discount on present value                         (13,542)            (15,461)
    Add: Long-term accrued interest                               215               3,259
                                                           ----------          ----------
                                                           Won482,598          Won849,273
                                                           ==========          ==========


(4) On February 26, 2002, the Company issued bonds with stock warrants ("18th debenture") with a zero coupon interest rate and a guaranteed interest rate on maturity of 8.0% for the purpose of early repayment of the 13th bonds with stock warrants. The warrants on the bonds with stock warrants is 15% or US$ 15,000 thousands and may be exercised from May 26, 2002 to January 26, 2007. The exercise price is Won 5,000 at an exchange rate of Won 1,321.20 to US$1.00 and the exercise price is scheduled to change quarterly based on the market price of the related stock.

     The above bonds with stock warrants have a right to require early repayment on August 26, 2003 at 112.2% of the principal of the bonds with stock warrants. The Company recorded Won 5,993 million of accrued interest for possible early repayment.

(5) As a result of a request for early repayment made on February 4, 2002, on March 6, 2002, the Company repaid the full amount of the 13th bonds with warrants and recognized a Won 4,265 million loss on redemption for the nine-month period ended September 30, 2002. The 13th bonds with warrants was originally issued with the condition that the warrants be exercised from June 6, 2001 to February 6, 2006 with an exercise price of Won 5,000, at an exchange rate of Won 1,235.7 to US$1.00 and that up to 24,714,000 shares can be issued if all warrants are exercised.

     As of September 30, 2002, US$ 62,000 thousand (15,322,680 shares) has been exercised and US$ 38,000 thousand (9,391,320 shares) remains unexercised.

(6) On December 24, 2001, the Company issued convertible bonds ("16th debenture") with a 1.0% coupon interest rate and a guaranteed interest rate on maturity of 2.0%. The bonds may be converted into common stock from December 24, 2002 to December 23, 2004 at the conversion price of Won 5,000. For the bonds that are not converted, the Company will redeem them with a premium calculated by applying the compounded interest rate method to the difference between the guaranteed interest rate and the coupon interest rate. In relation to these convertible bonds, the Company recorded Won 215 million as long-term accrued interest, which is shown as an addition to debentures, as of September 30, 2002.

(7) The schedule of principal payments of debentures and long-term debt (excluding capital lease obligations explained in Note 12) as of September 30, 2002 is as follows (won in millions and dollar in thousands):

                             Debentures         Long-term debt      Long-term debt in foreign currency
                            ------------        --------------      ----------------------------------
 Year                        Korean won           Korean won        US dollar           Won equivalent        Total
----                        ------------        --------------      ---------           --------------     ------------
2002.10 - 2003.9            Won  685,280          Won 42,297         $13,404               Won16,457       Won  744,034
2003.10 - 2004.9                 282,500              71,955           7,171                   8,804            363,259
2004.10 - 2005.9                 213,425              54,546             -                         -            267,971
2005.10 - 2006.9                       -              42,573               -                       -             42,573
2006.10 - 2007.9                       -               7,543               -                       -              7,543
                            ------------          ----------         -------               ---------       ------------
                            Won1,181,205          Won218,914         $20,575               Won25,261       Won1,425,380
                            ============          ==========        =========              =========       ============


(8) A substantial portion of property and equipment is pledged as collateral for various borrowings up to Won 561,002 million as of September 30, 2002.


15.  ADVANCE RECEIVED AND LONG-TERM ADVANCE RECEIVED:
     ------------------------------------------------

In October 2001, the Company transferred the beneficiary certificates of Won 341,000 million issued by a trustee bank to Hanafos Securitization Speciality Co., Ltd. ("Hanafos") in exchange for the right to receive certain of the Company's future trade receivables, which are expected to be incurred from October 2001 to April 2004. Hanafos then issued Asset Backed Securities (ABS) amounting to Won 309,000 million on October 31, 2001, of which a subordinate debt investment of Won 9,000 million was purchased by the Company and Won 300,000 million was purchased by third party investors. The proceeds of Won 300,000 million from the issuance of ABS by Hanafos was remitted to the Company.

Also, on April 18, 2002, the Company transferred the beneficiary certificates of Won 226,800 million issued by Kookmin Bank to Hana Dream Limited
Co. ("Hanadream") in exchange for the right to receive certain of the Company's future trade receivables, which are expected to be incurred from April 2002 to April 2004. Hanadream issued Asset Backed Loans (ABL) amounting to Won 207,000 million on April 25, 2002, of which the subordinate loan of Won 7,000 million was loaned by the Company and Won 200,000 million was loaned by the banks. The proceed of Won 200,000 million was remitted to the Company.

In relation to the issuance of ABS and ABL, the Company recorded Won 516,000 million of long-term advances received and reduces it against trade receivables as incurred. The Company recognizes the difference between the trade receivables and the reduced long-term advances received as loss on disposal of trade receivables. The balance of long-term advances and advances received (current) as of September 30, 2002 amounts to Won 115,905 million and Won 219,057 million, respectively, and Won 22,963 million was recorded as loss on disposal of trade receivables for the nine-month period ended September 30, 2002.

(1)  Swap Contract

With reference to the Company's issuance of the 20th debenture, which is Floating Rate Notes ("FRN"), on April 16, 2002, the Company entered into a SWAP contract (fixed interest rate) with Industrial Bank of Korea to hedge the risk of floating interest rates for the FRN. In relation to the valuation of this SWAP contract, the Company recorded Won 5,624 million of valuation loss as a capital adjustment as of September 30, 2002.

(2)  Forward Exchange Contract

On July 3, 2001, the Company entered into a foreign currency forward contract with Woori Bank to hedge the exposure to changes in the foreign currency exchange rate, in case of early repayment of bonds with stock warrants denominated in foreign currency. The Company recorded Won 492 million of gain on forward exchange contract and Won 186 million of gain on forward exchange transaction due to the expiration of another forward exchange contract for the nine-month period ended September 30, 2002.

17.  SHAREHOLDERS' EQUITY:
     ---------------------

(1)  Capital Stock

The Company has authorized 480,328,800 shares of Won 5,000 par value, of which 279,322,680 shares have been issued as of September 30, 2002.

(2) The changes in shareholders' equity for the nine-month period ended September 30, 2002 are as follows (won in millions):

                                                                                   Amount
                                                      -----------------------------------------------------------------------------
                                                                      Paid-in capital
                                       Number of         Common         in excess of                     Capital
                                        shares           stock           par value      Deficits       adjustments         Total
                                      -----------     ------------    --------------- -----------      -----------     ------------
Beginning of period                   264,000,000     Won1,320,000       Won693,205   Won(586,097)      Won 2,221      Won1,429,329
Stock warrants                         15,322,680           76,613             (390)            -               -            76,223
Net loss                                        -                -                -      (107,873)              -          (107,873)
Loss on valuation of
 investment securities                          -                -                -             -          (4,239)           (4,239)
Loss on valuation of interest swap              -                -                -             -          (5,624)           (5,624)
Stock options                                   -                -                -             -           1,239             1,239
                                      -----------     ------------       ----------   -----------       ---------      ------------
End of period                         279,322,680     Won1,396,613       Won692,815   Won(693,970)      Won(6,403)     Won1,389,055
                                      ===========     ============       ==========   ===========       =========      ============


18.  STOCK OPTION PLAN:
     ------------------

The Company entered into stock option agreements with the Chief Executive Officer, senior managers, and employees of the Company. The details of the stock options granted as of September 30, 2002 are as follows (won in millions):

                                          Number of       Exercise
Grant Date           Employee            shares        price/share          Methods             Exercise period
----------       ---------------        ---------      -----------      ---------------       --------------------
1999.3.1         CEO                       50,000        Won 5,630      New stock issue       2002.3.1-2007.2.28
1999.10.1        Senior managers          120,000           19,910      New stock issue       2002.10.10-2007.9.30
2000.3.17        Senior managers        1,640,642           17,750      New stock issue       2003.3.3-2008.3.3
                  & Employees

expense of Won 8,062 million was allocated over the vesting period, and the compensation expense charged to operations for the nine-month period ended September 30, 2002 is Won 1,239 million.

In relation to the stock options granted in 1999, the Company did not recognize compensation expense, which was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options, due to downward movement of the stock price.

Had compensation cost for the Company's stock option plans, which were granted in 2000, been determined based on the fair value method at the grant dates for awards, the Company's ordinary loss, net loss, ordinary loss per share and net loss per share would have been reduced as follows (won in millions, except per share amount):

                                   2002                  2001
                                ----------            ----------
Ordinary loss                   Won109,594            Won189,125
Net loss                        Won109,594            Won189,125

Ordinary loss per share         Won    399            Won    716
Net loss per share              Won    399            Won    716

The fair value of the option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000: dividend yield of nil, expected volatility of 93.8 percent, risk-free interest rate of 9.0 percent, expected exercise lives of 3 to 7 years and expected forfeitures per year of 3%. Total compensation cost based on the fair value method was calculated as Won 18,389 million.


19.  OPERATING EXPENSES:
     -------------------

Operating expenses for the nine-month periods ended September 30, 2002 and 2001 are as follows (won in millions):

                                                        2002              2001
                                                     ----------        ----------
Salaries and wages                                   Won 44,524        Won 38,288
Provision for severance indemnities                       6,703             5,779
Employee benefit                                         11,934             9,675
Rent                                                     10,140               819
Depreciation                                            286,025           232,770
Advertising                                              24,943            32,307
Ordinary research and development cost                    2,879             5,130
Bad debt expense                                          5,236               924
Telecommunication equipment lease expenses              113,126            76,041
Utilities expense                                        12,261             9,814
Maintenance                                              40,709            36,188
Selling expenses                                         25,597            33,751
Sales commissions                                       178,534           114,286
Interconnection charges                                  68,259            45,917
Commissions                                              68,155            51,622
Outsourcing services                                      2,358             3,081
Other                                                    17,742            17,255
                                                     ----------        ----------
                                                     Won919,125        Won713,647
                                                     ==========        ==========

20.  INCOME TAX AND DEFERRED INCOME TAXES:
     -------------------------------------

Income Tax

The statutory corporate income tax rate (including resident surtax) applicable to the Company is approximately 29.7 percent 30.8 percent in 2002 and 2001, respectively. For the nine-month periods ended September 30, 2002 and 2001, the Company did not recognize income tax expense due to net operating loss.


Deferred Income Taxes
---------------------

Deferred income taxes reflect the tax effects on prior years' tax losses, tax credits, and temporary differences between the carrying amount of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes.

Accumulated temporary differences as of September 30, 2002 and 2001 are as follows (won in millions):

                                                                    2002                      2001
                                                                  ---------                ---------
Accrued severance indemnities                                     Won12,251                Won 8,125
Valuation loss on marketable securities                               6,790                    9,591
Impairment loss on investment securities                              7,826                    1,390
Present value discount                                                4,456                    4,568
Long-term interest payables                                           6,208                    3,259
Bad debt expense                                                      9,383                      508
Accrued income                                                       (6,305)                  (4,863)
Group severance insurance                                               (82)                  (2,012)
Valuation gain on forward exchange contracts                           (492)                  (2,390)
Valuation gain on using equity method                                  (517)                       -
Development cost                                                       (568)                  (2,881)
Others                                                                  459                    2,437
                                                                  ---------                ---------
                                                                     39,409                   17,732
Statutory tax rate (%)                                                 29.7                     30.8
                                                                  ---------                ---------
Deferred income tax assets                                        Won11,704                Won 5,462
                                                                  =========                =========

As of September 30, 2002 and 2001, the Company did not recognize deferred tax assets for temporary differences due to the uncertainty of future realization of the deferred tax benefits.


21. RELATED PARTY TRANSACTIONS:
    ---------------------------

Significant transactions with subsidiaries for the nine-month periods ended September 30, 2002 and 2001 are as follows (won in millions):

2002
----

                                              Revenue         Expenses         Key-money deposits   Accounts payable
                                              --------        ---------        ------------------   ----------------
Hanaro Realty Development &
 Management Co., Ltd.                         Won   46        Won 9,815              Won1,409            Won1,139
Hanaro Telephone & Internet
 Information, Inc.(*)                                8           22,231                     -               2,731
Hanaro Technologies, Inc.                           11            9,562                     -                   -
Hanaro Web N TV                                     47            4,587                   218                  43
Dreamline Corporation                            1,861            1,862                     -                 210
Hanaro Telecom America, Inc.                         -            8,615                     -                 993
HanaroDream Inc.                                 3,284           13,950                     -               3,769
                                              --------        ---------              --------            --------
                                              Won5,257        Won70,622              Won1,627            Won8,885
                                              ========        =========              ========            ========


2001
----

                                              Revenue         Expenses         Key-money deposits   Accounts payable
                                              --------        ---------        ------------------   ----------------
Hanaro Realty Development &
 Management Co., Ltd.                         Won -           Won10,865              Won509            Won1,687
Hanaro Telephone & Internet
 Information, Inc.(*)                            52              19,370                   -               1,252
Hanaro Technologies, Inc.                         7               8,865                   -                   -
Hanaro Web N TV                                  34               3,594                 199                   3
M-commerce Co., Ltd.                              -                   3                   -                   -
Hanaro Telecom America, Inc.                      -               3,381                   -                 705
                                              -----           ---------              ------            --------
                                              Won93           Won46,078              Won708            Won3,647
                                              =====           =========              ======            ========

(*) Related party transactions with Hanaro Customer Service, Inc and Hanaro Interdesk Co., Ltd., who were merged into Hanaro Telephone & Internet Information, Inc. on January 16, 2002, are aggregated into related party transactions with Hanaro Telephone & Internet Information, Inc.


22.  COMMITMENTS AND CONTINGENCIES:
     ------------------------------

(1) As of September 30, 2002, the Company has provided 4 blank promissory notes as collateral to KDB Capital Corp., Samsung Card Co., Ltd. and LG Capital Corp. in connection with its borrowings, installment purchase of ADSL modems and lease agreements.

(2) As of September 30, 2002, the Company has been provided US$ 10,000 thousand of payment guarantees by the Korea Exchange Bank in connection with the issuance of letters of credit.


23.  SEGMENT INFORMATION:
     --------------------

Segment information for the nine-month periods ended September 30, 2002 and 2001 is as follows (won in millions):

                                                                         Broadband
2002                                       Voice         Leased Line      Service          Others          Total
----                                      --------       ------------    ----------       --------       ---------
Revenue                                   153,873           20,324         659,433          71,421         905,051

                                                                         Broadband
2002                                       Voice         Leased Line      Service          Others          Total
----                                      --------       ------------    ----------       --------       ---------
Operating loss                              7,022            1,502           1,699           3,851          14,074
Tangible and intangible assets            162,057           15,555       2,412,036         162,321       2,751,969
Depreciation and amortization              35,519            7,327         220,481          22,698         286,025

2001
----

Revenue                                    51,320            8,698         494,919          27,546         582,483
Operating loss                             64,371            1,906          60,864           4,023         131,164
Tangible and intangible assets            502,817           66,276       2,079,698          28,397       2,677,188
Depreciation and amortization              28,699            4,271         186,874          12,926         232,770

IV.  OPINION OF INDEPENDENT AUDITORS

1.   Opinion of Independent Auditors

     A)   Auditors

--------------------------------------------------------------------------------------------------
3Q 2002                                    2001                             2000
--------------------------------------------------------------------------------------------------
Deloitte Touche Tohmatsu              Arthur Anderson                 Arthur Anderson
--------------------------------------------------------------------------------------------------


     B)   Summary of Auditing Process

          We conducted our reviews in accordance with standards for independent accountants' review of semi-annual financial statements as established by the Securities and Futures Commission of the Republic of Korea applicable to review engagements. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.


          1)   Auditor's Opinion

-----------------------------------------------------------------------------------------
Year                  Summarizing of Auditor's Opinion
-----------------------------------------------------------------------------------------
3Q 2002   Based on our reviews, we are not aware of any material modifications that should be made to the accompanying non-consolidated financial statements for them to be in conformity with standards for preparing interim financial statements in the Republic of Korea..
-----------------------------------------------------------------------------------------

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanaro
          Telecom, Inc. as of December 31, 2001 and 2000, and the results of its
2001      operations, changes in its deficit and its cash flows for the years then ended in conformity with financial accounting standards in the
          Republic of Korea.
-----------------------------------------------------------------------------------------
          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanaro
          Telecom, Inc. as of December 31, 2000, and the results of its
2000      operations, changes in its deficit and its cash flows for the year then ended in conformity with financial accounting standards in the
          Republic of Korea
-----------------------------------------------------------------------------------------


          2)   Summary of Particular Situations

-----------------------------------------------------------------------------------------
Year                            Particular Situations
-----------------------------------------------------------------------------------------
          -    Accounting principles and review standards and their application in practice vary among countries. The accompanying financial
3Q 2002        statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries other than the
               Republic of Korea. In addition, the procedures and practices utilized in the
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
Year                              Particular Situations
-----------------------------------------------------------------------------------------
               Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.
               Accordingly, this report and the accompanying financial
               statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.
-----------------------------------------------------------------------------------------
          -    Accounting principles, auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with
               accounting principles and practices generally accepted in
2001           countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures, auditing standards and their application
-----------------------------------------------------------------------------------------
          -    The Company issued American Depository Receipts based on 24,000 thousand common shares as authorized by the board of directors on
               March 29, 2000. Cash proceeds of Won 120,000 million received as a common stock and Won 278,797 million received in excess of par value, net of common stock issuance costs, and were recorded as capital surplus.

2000      -    Without qualifying our opinion, we draw attention to Note 1 to the financial statements. The operations of the Company have been significantly affected, and may continued to be affected for the foreseeable future, by the general adverse economic conditions in the Republic of Korea and in the Asia Pacific region. The
               ultimate effect of these significant uncertainties on the
               financial position of the Company as of the balance sheet date cannot presently be determined and accordingly, no adjustments have been made in the accompanying financial statements related to such uncertainties.
-----------------------------------------------------------------------------------------


3.   Auditing Fees

     1)   Auditing fees to external auditors for the past 3 years

--------------------------------------------------------------------------------------------
Year                                   Auditor                         Auditing Fee (KRW)
--------------------------------------------------------------------------------------------
2001                          Anjin Co (Arther Andersen)                    59,200,000
--------------------------------------------------------------------------------------------
2000                          Anjin Co (Arther Andersen)                   115,000,000
--------------------------------------------------------------------------------------------
1999                       Samil (Price Waterhouse Coopers)                200,000,000
--------------------------------------------------------------------------------------------


     2)   Auditing period of external auditors in the past 3 years

--------------------------------------------------------------------------------------------
Year                                  Auditor                             Auditing Period
--------------------------------------------------------------------------------------------
2001                           Anjin Co (Arther Andersen)                     3 weeks
--------------------------------------------------------------------------------------------
2000                           Anjin Co (Arther Andersen)                     3 weeks
--------------------------------------------------------------------------------------------
1999                        Samil (Price Waterhouse Coopers)                  3 weeks
--------------------------------------------------------------------------------------------


     3)   Contracts with auditors other than auditing

--------------------------------------------------------------------------------------------------------
Year                        Auditor                 Fee (KRW)                Description
--------------------------------------------------------------------------------------------------------
Dec. 2001                   Anjin Co                47,500,000        Corporate restructuring
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
Year                         Auditor                 Fee (KRW)                Description
--------------------------------------------------------------------------------------------------------
Jul. 2001                  Anjin Co                85,000,000        Auditing customer centers
--------------------------------------------------------------------------------------------------------
Dec. 2000                  Anjin Co                60,000,000        Alignment of commission
                                                                     fee structure
--------------------------------------------------------------------------------------------------------
Jul. 2000 - Sep. 2000      Anjin Co                70,000,000        IMT 2000 business related
--------------------------------------------------------------------------------------------------------
May 2000                   Anjin Co                45,000,000        Auditing customer centers
--------------------------------------------------------------------------------------------------------
March 2000                 Anjin Co                30,000,000        Outsourcing performance
                                                                     survey
--------------------------------------------------------------------------------------------------------
March 2000                 Anjin Co                15,000,000        Auditing Kwangjoo CATV
--------------------------------------------------------------------------------------------------------
1999 - 2000                Samil (PWC)             70,000,000        IMT 2000 business related
--------------------------------------------------------------------------------------------------------
1999 - 2000                Samil (PWC)            526,467,572        Nasdaq IPO
--------------------------------------------------------------------------------------------------------

V.   GOVERNANCE STRUCTURE AND STATUS OF AFFILIATES


     [GOVERNANCE STRUCTURE AND STATUS OF AFFILIATES CHART]


     The Company was formed by a consortium consisting of seven of Korea's largest conglomerates and telecommunications companies. As of December 31, 2001, Dacom and its affiliates held a combined 13.76% interest; Samsung and its affiliate held a combined 8.99% interest; SK Telecom Co., Ltd. and its affiliates held a combined 5.82% interest; Daewoo securities held a 4.55% interest, and LG Insurance held a 3.04% interest.

     As of September 30, 2002, Our affiliated companies in which Hanaro owns more than 20% stake are Hanaro Realty Development & Management Co., Ltd., Hanaro T&I Inc., Hanaro WebnTV Co., Ltd. , Hanaro Telecom America Inc., Dreamline Co,. Ltd., M-commerce, Hanaro 800 Co., Ltd., NAWANET Co., Ltd. and Webforus Co., Ltd.

     On August 2, 2002, Hanaro Telecom transferred all the share of Hanaro Technologies, Inc to OTC Technologies inc, OHC inc, and Heeun Kim.


1.   Governance Structure

     (1)  Board of Directors ("BOD")

          1)   Constitution of BOD

          (i)  Authority of BOD

               - BOD shall make, by resolutions, decisions on important matters in the course of operation of Company

               -    Matters for which Board Resolutions are required;

                    -    Amendment of the Initial Business Plan;

                    - Annual business plans, budgets, and settlement of accounts;

                    - Call for a general meeting of shareholders and the agenda therefore;

                    - Enactment, amendment or repeal of important internal regulations;

                    - Establishment , removal or closing of branch or other offices of the Company;

                    - Borrowing money, except as otherwise provided for in separate regulations where the Representative Director & President is authorized to borrow money in an amount not exceeding a certain limit;

                    -    Election or removal of the Representative Director.

                    -    Issuance of new shares;

                    -    Acquisition or disposal of material assets;

                    - Institution of any important suit or settlement by compromise;

                    - Allowing directors to carry on any business in competition with the Company;

                    - Any other matters for which a resolution of Board of Directors is required by these Article of Incorporation;

                    - Formation of a sub-committee within the Board of Directors in accordance with the provisions of the Korean Commercial Code and the appointment and removal of such sub-committee members;

                    -    Any other important matters.

          (ii) As of Nov 14, 2002, Hanaro Telecom has 3 directors nominated by our shareholders holding more than 5% (Dacom, Samsung Electronics and SK Telecom) and 5 outside directors who were recommended by BOD (Director from SK Telecom selected as outside directors.)

                * The company extended the term of one outside director, Young Hwan Kim, upon maturity of the term since passing of BOD resolution needs a certain quorum of directors.


          (iii) Committee for Nomination of Outside Directors

-------------------------------------------------------------------------------------------------------
Name                                        Outside director                Date of Appointment
-------------------------------------------------------------------------------------------------------
Sung Kyou Park                                    Yes                           Nov 1, 2002
-------------------------------------------------------------------------------------------------------
Wung Hae Lee                                      Yes                           Nov 1, 2002
-------------------------------------------------------------------------------------------------------
Young Hwan Kim                                    Yes                           Nov 1, 2002
-------------------------------------------------------------------------------------------------------
Young Woo Nam                                      No                           Nov 1, 2002
-------------------------------------------------------------------------------------------------------
Yun Sik Shin                                       No                           Nov 1, 2002
-------------------------------------------------------------------------------------------------------


          (iv)  Status of Independent Outside Directors (as of June 30, 2002)

-------------------------------------------------------------------------------------------------------
Name                                                 Experience
-------------------------------------------------------------------------------------------------------
Sung Kyou Park                   The former Chairman and CEO of Daewoo Communications
-------------------------------------------------------------------------------------------------------
Yong Hwan Kim                    A member of the Korean Bar and the New York State Bar.
-------------------------------------------------------------------------------------------------------
Wung Hae Lee                     Vice President of KPMG
-------------------------------------------------------------------------------------------------------
Hang-Gu Bahk                     President of Hyundai Syscomm
-------------------------------------------------------------------------------------------------------
Shin Bae Kim                     Former Executive VP, Strategy Planning, SK Telecom
-------------------------------------------------------------------------------------------------------

                As of Oct 1. 2002, Dong Ki Kim expired his term of Outside Director and Member of Audit Committee


          (v)   Descriptions on Management Liabilities Insurance

                - Insured: the Company and 55 directors and officers including non-standing directors and independent directors

                -    Insurance company: LG Insurance Co., Ltd.

                -    Period: Jan. 1, 2002 ~ Jan. 1, 2003

                -    Premium: KRW118.3 million (paid by the Company)

                - Insured Amount: KRW 2 billion(per each occurrence and for the whole year)

     2)   Operation of BOD

          (i)  Provisions of Operation of BOD

               - Election of Chairman of BOD/Performance of the responsibilities of chairman of BOD if he or she absent or unable to perform his or her responsibilities

               -    Election of standing directors

               -    Convening of Board of Directors

               -    Resolutions of Board of Directors

               -    Matters for which Board resolutions are required

(ii)  Convening of BOD and attendance of independent outside directors

-------------------------------------------------------------------------------------------
                                                                            Number of
                                                                           independent
                                                           Approved/    outside directors
Date                 Important Agenda                      Rejected          attended
-------------------------------------------------------------------------------------------
  2002.1.23   -  Internal accounting policy                Approved         7 out of 7
-------------------------------------------------------------------------------------------
              -  Approval of Financial Statements for
                 2001
  2002.2.7    -  Approval of Statements of                 Approved         7 out of 7
                 Disposition of Deficits
              -  Issuance of corporate bonds
-------------------------------------------------------------------------------------------
              -  Approval of 2001 Business Report
              -  Approval of transaction with the
                 largest shareholding group
  2002.2.19   -  Approval of partial business transfer     Approved         7 out of 7
              -  Approval of issuance overseas
                 Bonds with warrants
              -  Approval of convening 5th AGM
                 and agenda to be resolved
-------------------------------------------------------------------------------------------
              -  Approval of corporate bonds (public
                 offering)
              -  Approval of transfer of future
  2002.3.15      receivables to SPC for issuance of ABS    Approved         7 out of 7
              -  Approval of transaction with
                 DreamX.net
-------------------------------------------------------------------------------------------
              -  Approval of amendment to policy for
                 operation of BOD
              -  Approval of amendment to policy for
                 internal audit committee
  2002.3.29   -  To elect members of internal audit        Approved         4 out of 6
                 committee
              -  Approval of amendment to
                 remuneration policy for directors
              -  To appoint the chairman
-------------------------------------------------------------------------------------------
              -  Approval of corporate bonds (public
  2002.4.22      offering)                                 Approved         4 out of 6
-------------------------------------------------------------------------------------------
              -  Approval of obtainment of
                 permission from the government of
                 long-distance and international call
  2002.9.12      services                                  Approved         5 out of 6
              -  Approval of amendment to the
                 ceiling amount for transaction with
                 Hanaro Realty Development
-------------------------------------------------------------------------------------------
              -  Appointment of Chairman of BOD            The first
 2002.10.24   -  Appointment of Representative             three items      5 out of 5
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
                                                                            Number of
                                                                           independent
                                                           Approved/    outside directors
Date                 Important Agenda                      Rejected          attended
-------------------------------------------------------------------------------------------
                  Director & Chairman of the Company       were
               -  Appointment of Acting                    approved as
                  Representative Director & CEO in         proposed.
                  the current absence of a CEO and
                  until a new CEO is appointed             The rest will
               -  Approval of foreign investment into      be
                  the Company                              discussed
               -  Enactment of operational policy for      at the later
                  outside director nomination              time when
                  committee                                terms and
               -  Appointment of member of outside         conditions
                  director nomination committee            of the deal
               -  Approval of extraordinary                are
                  shareholders meeting and its             determined.
                  agenda
               -  Approval of acquisition of a major
                  stake in Powercomm
               -  Approval of CB issue
-------------------------------------------------------------------------------------------
               -  Approval of foreign investment into
                  the Company
               -  Approval of new rights issue
               -  Enactment of operational policy for
                  outside director nomination
  2002.11.1       committee                                Approved        4 out of 5
               -  Appointment of member of outside
                  director nomination committee
               -  Approval of extraordinary
                  shareholders meeting and its
                  agenda
-------------------------------------------------------------------------------------------
               -  Approval of increase in ceiling
                  amount of external financing for
  2002.11.8       FY2002                                   Approved         3 out of 5
               -  Approval of corporate bond issue
-------------------------------------------------------------------------------------------

(2)  Auditing System

     1)   Organization of Auditing System

     (i)  Constitution of Audit Committee ("AC")

     - Relevant articles for establishing AC: Article 37-2 of the Company's Articles of Incorporation
     -    Incorporated on March 17, 2000.
     -    Responsibilities pursuant to the Company's charters on AC
          -    Auditing of accounting and operation
          -    Inspection of the Company's assets and operation
          -    Inspection of reports to the Company's shareholders
          -    Report to BOD about illegal action by the directors
          -    Review External Auditor's Audit Report
          -    Call for convening extraordinary meetings of shareholders

     (ii) Organization of AC

     -    Required members: Minimum of three persons (currently 4 members)
     -    Eligibility: Independent directors only
     -    Election of AC member: by the resolution of BOD
     -    Election of AC Chairman: by a majority vote of AC

     (iii) Access to the management information

     - Any member of AC has the right to attend BOD meetings and request for additional information
     - Auditing team reviews all the important proposal sheets regarding business plan, contracts or agreements and investments through electronic system. And if needed, auditing team inspects legality and appropriateness.

     2)   Member of Audit Committee

----------------------------------------------------------------------------------
         Name                   Position                    Experience
----------------------------------------------------------------------------------
Sung Kyou Park         Independent Director and   The former Chairman and CEO of
                       Chairman of AC             Daewoo Communications
----------------------------------------------------------------------------------
Wung Hae Lee           Independent Director       Vice President of KPMG
----------------------------------------------------------------------------------
Yong Hwan Kim          Independent Director       A member of the Korean Bar and
                                                  the New York State Bar.
----------------------------------------------------------------------------------

     As of Oct 1. 2002, Dong Ki Kim expired his term of Outside Director and Member of Audit Committee

          3)   Convening Audit Committee

--------------------------------------------------------------------------------
                                                        Approved/
Date                           Agenda                   Rejected       Remarks
--------------------------------------------------------------------------------
Jan. 18, 2002      -  Periodic audit on IT              Approved
                      department
--------------------------------------------------------------------------------
                   -  Approval of preliminary
                      financial statement
Mar. 11, 2002      -  Approval of report on special     Approved
                      audit on Hanaro Technology
                   -  Appointment of outside auditor
--------------------------------------------------------------------------------
                   -  Election of Independent
Mar. 29, 2002         Director and Chairman of AC       Approved
--------------------------------------------------------------------------------
                   -  Periodic audit on official
Jun. 12 2002          announcement department           Approved
--------------------------------------------------------------------------------
                   -  Approval of report on
                      evaluation of internal
                      accounting management system
Oct. 10, 2002      -  Approval of periodic              Approved
                      audit report (3Q02): Chungchung
                      and Honam branch
--------------------------------------------------------------------------------

     (3)  Descriptions on exercising voting rights at the shareholders' meeting

          1)   Collective voting: N/A

          2)   Electronic voting: N/A

     (4)  Executive compensation for directors and members of Audit Committee

          1) Maximum payment to directors and members of Audit Committee must be decided by resolution at shareholders' meeting

               -    Total amount paid for 3Q 2002: KRW 641 million
               -    Approved amount for FY 2002: KRW 1,900 million

          2)   Stock options granted to directors

               -    See page 10, Status on Stock Purchase Option

2.   Status of Affiliated Companies and Other Companies

(1)  Investments in the affiliated companies and other companies

     Please see page 96, Investment in affiliated & other companies

(2)  Summary financial statements of affiliated companies

     Name: Dreamline Co., Ltd.

                                                           (Unit: millions of Won)
-----------------------------------------------------------------------------------
CURRENT ASSETS                                81,070         75,588       112,526
  Quick assets                                81,070         75,588       112,526
  Inventories                                      -              -             -
-----------------------------------------------------------------------------------
NON-CURRENT ASSETS                           507,579        510,391       158,756
  Investment assets                           88,495         99,308        28,184
  Property and equipment                     417,521        406,629       127,295
  Intangible assets                            1,563          4,454         3,277
  Deferred charges                                 -              -             -
TOTAL ASSETS                                 588,649        585,979       271,282
-----------------------------------------------------------------------------------
Current Liabilities                          125,028        118,243        48,860
Non-current Liabilities                      247,749        227,477        89,253
TOTAL LIABILITIES                            372,777        345,720       138,059
-----------------------------------------------------------------------------------
Capital Stock                                118,125        118,125        84,375
Capital Surplus                              179,662        179,662        56,728
  Capital reserves                           179,662        179,662        56,728
  Assets revaluation reserves                      -              -             -
Retained Earnings                            (81,914)       (57,527)       (7,879)
Capital Adjustments                               (3)             -             -
TOTAL SHAREHOLDERS' EQUITY                   215,870        240,260       133,224
-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------
Net Sales                                    139,740         82,390        19,527
-----------------------------------------------------------------------------------
Operating Income                               6,248        (44,975)      (10,824)
-----------------------------------------------------------------------------------
Ordinary Income                              (19,534)       (49,648)       (8,821)
-----------------------------------------------------------------------------------
Net Income                                   (20,087)       (49,648)       (7,998)
-----------------------------------------------------------------------------------

Name: Hanaro Realty Development & Management Co.

                                                         (Unit: millions of Won)
----------------------------------------------------------------------------------
Description                                    2001           2000         1999
----------------------------------------------------------------------------------
CURRENT ASSETS                                 2,207         2,055        1,425
  Quick assets                                 2,146         2,024        1,417
  Inventories                                     61            31            8
----------------------------------------------------------------------------------
NON-CURRENT ASSETS                             4,394         4,480        4,081
  Investment assets                               70            72            2
  Property and equipment                       4,324         4,408        4,079
  Intangible assets                                -             -            -
  Deferred charges                                 -             -            -
TOTAL ASSETS                                   6,601         6,535        5,506
----------------------------------------------------------------------------------
Current Liabilities                            1,306         1,349          398
Non-current Liabilities                        2,570         2,585        2,550
TOTAL LIABILITIES                              3,876         3,934        2,948
----------------------------------------------------------------------------------
Capital Stock                                  2,500         2,500        2,500
Capital Surplus                                    -             -            -
  Capital reserves                                 -             -            -
  Assets revaluation reserves                      -             -            -
Retained Earnings                                227           111           78
Capital Adjustments                                -           (10)         (20)
TOTAL SHAREHOLDERS' EQUITY                     2,727         2,601        2,558
----------------------------------------------------------------------------------

----------------------------------------------------------------------------------
Net Sales                                     15,027        10,531        3,561
----------------------------------------------------------------------------------
Operating Income                                 125           (43)          21
----------------------------------------------------------------------------------
Ordinary Income                                  176            44           31
----------------------------------------------------------------------------------
Net Income                                       124            44           17
----------------------------------------------------------------------------------

Name: Hanaro Customer Service Inc.

                                                                 (Unit: KRW million)
-------------------------------------------------------------------------------------
Description                                     2001           2000          1999
-------------------------------------------------------------------------------------
CURRENT ASSETS                                 2,108          1,562           774
  Quick assets                                 2,108          1,562           774
  Inventories                                      -              -             -
-------------------------------------------------------------------------------------
NON-CURRENT ASSETS                               305            341           365
  Investment assets                                1              -             -
  Property and equipment                         293            307           310
  Intangible assets                               11             34            55
  Deferred charges                                 -              -             -
TOTAL ASSETS                                   2,413          1,903         1,139
-------------------------------------------------------------------------------------
Current Liabilities                            1,013            898           238
Non-current Liabilities                          518            158            54
TOTAL LIABILITIES                              1,531          1,056           292
-------------------------------------------------------------------------------------
Capital Stock                                    900            900           900
Capital Surplus                                    -              -             -
  Capital reserves                                 -              -             -
  Assets revaluation reserves                      -              -             -
Retained Earnings                                (17)           (53)          (53)
Capital Adjustments                                -              -             -
TOTAL SHAREHOLDERS' EQUITY                       883            847           847
-------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------
Net Sales                                     12,551         10,350         2,716
-------------------------------------------------------------------------------------
Operating Income                                   3            (45)          (85)
-------------------------------------------------------------------------------------
Ordinary Income                                   46              1           (48)
-------------------------------------------------------------------------------------
Net Income                                        36              -           (48)
-------------------------------------------------------------------------------------

Name: Hanaro WebnTV Co., Ltd.

                                                       (Unit: in millions of Won)
-----------------------------------------------------------------------------------
Description                                     2001           2000          1999
-----------------------------------------------------------------------------------
CURRENT ASSETS                                 2,254          2,550         1,335
  Quick assets                                 2,254          2,550         1,335
  Inventories                                      -              -             -
-----------------------------------------------------------------------------------
NON-CURRENT ASSETS                             4,080          3,662         3,770
  Investment assets                              426            117           227
  Property and equipment                       3,642          3,545         3,543
  Intangible assets                               12              -             -
  Deferred charges                                 -              -             -
TOTAL ASSETS                                   6,334          6,212         5,105
-----------------------------------------------------------------------------------
Current Liabilities                            1,497          1,976         1,839
Non-current Liabilities                          609            622         1,105
TOTAL LIABILITIES                              2,106          2,598         2,944
-----------------------------------------------------------------------------------
Capital Stock                                  5,500          5,500         5,500
Capital Surplus                                    -              -             -
  Capital reserves                                 -              -             -
  Assets revaluation reserves                      -              -             -
Retained Earnings                             (1,274)        (1,886)       (3,339)
Capital Adjustments                                -              -             -
TOTAL SHAREHOLDERS' EQUITY                     4,226          3,614         2,161
-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------
Net Sales                                      8,039          6,395         2,778
-----------------------------------------------------------------------------------
Operating Income                                 226          1,215          (266)
-----------------------------------------------------------------------------------
Ordinary Income                                  339          1,198          (402)
-----------------------------------------------------------------------------------
Net Income                                       423           (402)          312
-----------------------------------------------------------------------------------

Name: Hanaro Interdesk Co., Ltd.

                                                     (Unit: in millions of Won)
-------------------------------------------------------------------------------
Description                                     2001           2000
-------------------------------------------------------------------------------
CURRENT ASSETS                                 2,175            269
  Quick assets                                 2,175            269
  Inventories                                      -              -
-------------------------------------------------------------------------------
NON-CURRENT ASSETS                               148            198
  Investment assets                                2              8
  Property and equipment                         135            176
  Intangible assets                               11             14
  Deferred charges                                 -              -
TOTAL ASSETS                                   2,323            467
-------------------------------------------------------------------------------
Current Liabilities                              878            750
Non-current Liabilities                          405             63
TOTAL LIABILITIES                              1,283            813
-------------------------------------------------------------------------------
Capital Stock                                  1,000          1,000
Capital Surplus                                    -              -
  Capital reserves                                 -              -
  Assets revaluation reserves                      -              -
Retained Earnings                                 41         (1,345)
Capital Adjustments                                -              -
TOTAL SHAREHOLDERS' EQUITY                     1,041           (345)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Net Sales                                     13,028          7,424
-------------------------------------------------------------------------------
Operating Income                                  (5)        (1,366)
-------------------------------------------------------------------------------
Ordinary Income                                   24         (1,345)
-------------------------------------------------------------------------------
Net Income                                        19         (1,345)
-------------------------------------------------------------------------------

Name: Hanaro Telecom America Co., Ltd.

                                                                   (Unit: US$)
-------------------------------------------------------------------------------
Description                                    2001           2000
-------------------------------------------------------------------------------
CURRENT ASSETS                                536,906        257,820
  Quick assets                                536,609        257,820
  Inventories                                       -              -
-------------------------------------------------------------------------------
NON-CURRENT ASSETS                              9,166         10,000
  Investment assets                                 -              -
  Property and equipment                            -         10,000
  Intangible assets                             9,166              -
  Deferred charges                                  -              -
TOTAL ASSETS                                  546,072        267,820
-------------------------------------------------------------------------------
Current Liabilities                           452,276        243,914
Non-current Liabilities                             -              -
TOTAL LIABILITIES                             452,276        243,914
-------------------------------------------------------------------------------
Capital Stock                                  20,000         20,000
Capital Surplus                                     -              -
   Capital reserves                                 -              -
   Assets revaluation reserves                      -              -
Retained Earnings                              73,796          3,906
Capital Adjustments                                 -              -
TOTAL SHAREHOLDERS' EQUITY                     93,796         23,906
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Net Sales                                   3,639,754        397,348
-------------------------------------------------------------------------------
Operating Income                              109,927          5,160
-------------------------------------------------------------------------------
Ordinary Income                               109,927          3,906
-------------------------------------------------------------------------------
Net Income                                     69,927          3,906
-------------------------------------------------------------------------------

Name: Hanaro Technologies Co., Ltd.

                                                    (Unit: in millions of Won)
-------------------------------------------------------------------------------
Description                                    2001           2000
-------------------------------------------------------------------------------
CURRENT ASSETS                                 1,359            339
  Quick assets                                 1,359            339
  Inventories                                      -              -
-------------------------------------------------------------------------------
NON-CURRENT ASSETS                               527            492
  Investment assets                              113             49
  Property and equipment                         405            429
  Intangible assets                                8             14
  Deferred charges                                 -              -
TOTAL ASSETS                                   1,886            831
-------------------------------------------------------------------------------
Current Liabilities                              468            480
Non-current Liabilities                          400             86
TOTAL LIABILITIES                                868            566
-------------------------------------------------------------------------------
Capital Stock                                  1,000          1,000
Capital Surplus                                    -              -
  Capital reserves                                 -              -
  Assets revaluation reserves                      -              -
Retained Earnings                                 18           -734
Capital Adjustments                                -              -
TOTAL SHAREHOLDERS' EQUITY                     1,018            265
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Net Sales                                     11,533          4,511
-------------------------------------------------------------------------------
Operating Income                                   1           -745
-------------------------------------------------------------------------------
Ordinary Income                                   23           -735
-------------------------------------------------------------------------------
Net Income                                        17           -735
-------------------------------------------------------------------------------

Name: M-Commerce

                                                     (Unit: in millions of Won)
-------------------------------------------------------------------------------
Description                                    2001            2000
-------------------------------------------------------------------------------
CURRENT ASSETS                                   842          1,056
  Quick assets                                   514            317
  Inventories                                    328            739
-------------------------------------------------------------------------------
NON-CURRENT ASSETS                             5,487          5,886
  Investment assets                              873            873
  Property and equipment                       1,673          2,101
  Intangible assets                            2,941          2,912
  Deferred charges                                 -              -
TOTAL ASSETS                                   6,329          6,942
-------------------------------------------------------------------------------
Current Liabilities                            7,411          3,968
Non-current Liabilities                          568              -
TOTAL LIABILITIES                              7,978          3,968
-------------------------------------------------------------------------------
Capital Stock                                  7,906          7,100
Capital Surplus                                    -              -
  Capital reserves                                 -              -
  Assets revaluation reserves                      -              -
Retained Earnings                             (9,445)        (4,028)
Capital Adjustments                              110            (98)
TOTAL SHAREHOLDERS' EQUITY                    (1,650)         2,974
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Net Sales                                      1,522          3,152
-------------------------------------------------------------------------------
Operating Income                              (4,525)        (4,001)
-------------------------------------------------------------------------------
Ordinary Income                               (5,495)        (4,028)
-------------------------------------------------------------------------------
Net Income                                    (5,495)        (4,028)
-------------------------------------------------------------------------------

Name: Hanaro 800 Co., Ltd.

                                                    (Unit: in millions of Won)
-------------------------------------------------------------------------------
Description                                  2001           2000
-------------------------------------------------------------------------------
CURRENT ASSETS                                 34            102
  Quick assets                                 34            102
  Inventories                                   -              -
-------------------------------------------------------------------------------
NON-CURRENT ASSETS                            142            181
  Investment assets                            10             49
  Property and equipment                       96             96
  Intangible assets                            36             36
  Deferred charges                              -              -
TOTAL ASSETS                                  176            283
-------------------------------------------------------------------------------
Current Liabilities                            11             18
Non-current Liabilities                        33              -
TOTAL LIABILITIES                              44             18
-------------------------------------------------------------------------------
Capital Stock                                 340            340
Capital Surplus                               350            350
  Capital reserves                            350            350
  Assets revaluation reserves                   -              -
Retained Earnings                            (558)          (425)
Capital Adjustments                             -              -
TOTAL SHAREHOLDERS' EQUITY                    132            265
-------------------------------------------------------------------------------
                                               32
-------------------------------------------------------------------------------
Net Sales                                      32              2
-------------------------------------------------------------------------------
Operating Income                             (175)          (412)
-------------------------------------------------------------------------------
Ordinary Income                              (157)          (413)
-------------------------------------------------------------------------------
Net Income                                   (413)          (413)
-------------------------------------------------------------------------------

Name: NAWANET Co., Ltd.

                                                    (Unit: in millions of Won)
-------------------------------------------------------------------------------
Description                                2001            2000
-------------------------------------------------------------------------------
CURRENT ASSETS                               632          1,164
   Quick assets                              632          1,164
   Inventories                                 -              -
-------------------------------------------------------------------------------
NON-CURRENT ASSETS                           418            542
   Investment assets                          15              -
   Property and equipment                     73            102
   Intangible assets                         330            440
   Deferred charges                            -              -
TOTAL ASSETS                               1,051          1,706
-------------------------------------------------------------------------------
Current Liabilities                           16              5
Non-current Liabilities                        -              -
TOTAL LIABILITIES                             16              5
-------------------------------------------------------------------------------
Capital Stock                                 47             47
Capital Surplus                            2,023          2,023
  Capital reserves                         2,023          2,023
  Assets revaluation reserves                  -              -
Retained Earnings                         (1,036)          (369)
Capital Adjustments                            -              -
TOTAL SHAREHOLDERS' EQUITY                 1,035          1,701
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Net Sales                                     25              1
-------------------------------------------------------------------------------
Operating Income                            (687)          (419)
-------------------------------------------------------------------------------
Ordinary Income                             (666)          (369)
-------------------------------------------------------------------------------
Net Income                                  (666)          (369)
-------------------------------------------------------------------------------

Name: Webforus Co., Ltd.

                                                 (Unit: in millions of Won)
----------------------------------------------------------------------------
Description                                 2001         2000         1999
----------------------------------------------------------------------------
CURRENT ASSETS                                96          212           11
  Quick assets                                96          212           11
  Inventories                                  -            -            -
----------------------------------------------------------------------------
NON-CURRENT ASSETS                           180           72           90
  Investment assets                            1            1            1
  Property and equipment                      19            9           14
  Intangible assets                          159           62           75
  Deferred charges                             -            -            -
TOTAL ASSETS                                 276          285          101
----------------------------------------------------------------------------
Current Liabilities                            9           18           44
Non-current Liabilities                        -            -            -
TOTAL LIABILITIES                              9           18           44
----------------------------------------------------------------------------
Capital Stock                                250          250           50
Capital Surplus                                -            -            -
  Capital reserves                             -            -            -
  Assets revaluation reserves                  -            -            -
Retained Earnings                             17           17            7
Capital Adjustments                           (1)          (1)           -
TOTAL SHAREHOLDERS' EQUITY                   267          267           57
----------------------------------------------------------------------------

----------------------------------------------------------------------------
Net Sales                                    338          264           48
----------------------------------------------------------------------------
Operating Income                               1           10            7
----------------------------------------------------------------------------
Ordinary Income                                1           12            7
----------------------------------------------------------------------------
Net Income                                     1           11            7
----------------------------------------------------------------------------

3.   Investments in the affiliated companies (As end of September 2002)

     1)   Investment in affiliated companies

                                                            (Unit: in millions of Won)
-----------------------------------------------------------------------------------------
                                   Number of                Acquisition
Description                      Shares owned   Ownership      Cost           Remarks
-----------------------------------------------------------------------------------------
Hanaro Realty Development &
 Management Co., Ltd.              499,998        99.90%        2,500       Subsidiary

Hanaro T&I Inc.                    379,996        99.90%        1,900       Subsidiary

Hanaro Web (n)TV Co., Ltd.         550,000        90.90%       17,309       Subsidiary

Hanaro Telecom America, Inc.         2,000       100.00%           23       Subsidiary

M-Commerce                          91,155        30.30%          456       Subsidiary

Dreamline Co., Ltd.              7,601,869        32.20%       40,046       Subsidiary

NAWANET Co., Ltd.                    9,500        20.00%          207       Subsidiary

Hanaro 800 Co., Ltd.               200,000        29.41%           39       Subsidiary

Webforus Co., Ltd.                   5,000        20.00%           60       Subsidiary
-----------------------------------------------------------------------------------------

                                                            (Unit: in millions of Won)
-----------------------------------------------------------------------------------------
                                   Number of                Acquisition
Description                      Shares owned   Ownership      Cost           Remarks
-----------------------------------------------------------------------------------------
     TOTAL                         9,339,518                    62,540

* On August 2, 2002, Hanaro Telecom transferred all the share of Hanaro Technologies, Inc to OTC Technologies inc, OHC inc, and Heeun Kim.

2)   Investment in others

                                                               (Unit: in thousands of Won)
--------------------------------------------------------------------------------------------
                                      Number of Shares      Ownership
Description                                owned               (%)       Acquisition Cost
--------------------------------------------------------------------------------------------
LG Telecom                               1,035,652             0.37         4,929,703
Net Security Technology, Inc               264,000             2.35           166,320
IMRI, Inc.                                  40,000             0.63            61,200
Media Valley, Inc.                         180,000             5.44           358,887
Korea Information Assurance, Inc.           20,000             0.47           100,000
C.C.S.                                     300,000             10.0         4,500,000
Cosmo I&C                                   38,000             10.0           600,000
Chungnam Cable TV system                    48,000              3.0           600,000
Doall Infotech Co., Ltd.                    20,160             10.8           330,000
Neo Media, Inc                             176,000              8.8           280,000
Gameventure, Inc.                          890,000             9.55         1,780,000
Paper Us, Inc                               18,500             9.99           199,800
Silicon Valley News Inc.                   500,000             4.42                 -
Entertech, Inc.                             17,281             11.8           300,000
Internet Metrics, Inc.                     150,000              3.0           300,000
InterVEG, Inc                              200,000             4.61           500,000
Digital Rank, Inc                           60,000             9.26           300,000
*TYZEM, Inc.                                78,258             3.26           499,990
Cyworld, Inc.                                1,394              1.0            11,219
Dauinternet, Inc.                            8,878             0.71         1,099,986
IMNet21, Inc                                 7,200             1.87             5,056
RTVPlus, Inc                                13,400              5.0           103,938
KINX, Inc.                                  10,000             6.67            50,000
Ilshin Leisure, Inc.                             2             0.01             2,000
Engineering Benevolent Association             100             0.03            14,143
KDBC - Hanaro Interventure Fund                 31             31.0         3,100,000
Hanafos (ABS)                                   40              2.0               200
Hanadream (ABL)                                100              5.0               500
--------------------------------------------------------------------------------------------
     TOTAL                               4,076,996                -        20,192,942
--------------------------------------------------------------------------------------------

* KRW 240 million worth of C.C.S.'s corporate bonds, KRW9,000 million worth of Hanafos ABS's corporate bonds, and KRW140 million of Saeheemang CBO's corporate bonds are included in Investment Securities on B/S

VI.  INFORMATION REGARDING SHARES AND SHAREHOLDERS

     1.   Ownership Structure

     A)   Detailed Information of the Largest shareholder

                                                         (As of August 14, 2002)
----------------------------------------------------------------------------------
Description                   Type of Stock       Number of Shares    Ownership
----------------------------------------------------------------------------------
Dacom Corporation              Common share          19,754,656         7.07%
LG Electronics Inc.            Common share          11,175,047         4.00%
LG Telecom Co., Ltd.           Common share           5,397,574         1.93%
Dacom System Technologies      Common share               5,000         0.00%
----------------------------------------------------------------------------------
     Total                                           36,332,277        13.01%
----------------------------------------------------------------------------------

* The ownership of largest shareholder may decrease due to exercise of warrants, 279,322,680 shares

     (2)  Major shareholders (with 5% or more shareholding)

                                                                  (As of Dec 31, 2002)
---------------------------------------------------------------------------------------
Description                        Type of Stock       Number of Shares    Ownership
---------------------------------------------------------------------------------------
Samsung Electronics Co., Ltd        Common share          23,542,281         8.43%
SK Telecom                          Common share          15,117,710         5.41%
---------------------------------------------------------------------------------------
     Total                                                38,695,991        13.84%
---------------------------------------------------------------------------------------

* The table above is compiled based on the list as of December 31, 2001 and the ownership may decrease due to exercise of warrants.

     (3)  Ownership by institutions

                                                                      (As of December 31, 2001)
--------------------------------------------------------------------------------------------------
                                   # of
                              Shareholders    Percentage     # of Shares        Percentage
--------------------------------------------------------------------------------------------------
Government                           -           0.00%                 -           0.00%
State-Owned                          -           0.00%                 -           0.00%
Security Houses                      6           0.00%        12,572,733           4.76%
Insurance Companies                  3           0.00%         8,245,156           3.12%
Investment Trust                    14           0.01%         6,419,775           2.43%
Commercial Banks                     8           0.01%           976,562           0.37%
Merchant Bank                        1           0.00%            70,000           0.03%
Mutual Savings & Finance
 Companies                           8           0.01%           170,014           0.06%
Other Institutions                 682           0.43%       109,210,512          41.37%
Individuals                    158,095          99.48%       112,622,744          42.66%
Foreigners                         100           0.06%        13,712,504           5.19%
--------------------------------------------------------------------------------------------------
     Total                     158,917         100.00%       264,000,000         100.00%
--------------------------------------------------------------------------------------------------

* Due to the fact that the list of shareholders is updated only at the end of year, any specific changes in shares up to date is not available. The table above is compiled based on the list as of December 31, 2001.

(4) Ownership by Minor Shareholders, Major Shareholders and Other Shareholders (As of December 31, 2001)

--------------------------------------------------------------------------------------
                              # of
                          shareholders      Ownership     # of shares        Ownership
--------------------------------------------------------------------------------------
Minor Shareholder
 (Total)                     158,905          99.99%      154,748,394         58.62%
Major Shareholder                  4           0.00%       36,332,277         13.76%
  Others                           8           0.01%       72,919,329         27.62%
     Total                   158,917         100.00%      264,000,000        100.00%
-------------------------------------------------------------------------------------

* Due to the fact that the list of shareholders is updated only at the end of year, any specific changes in shares up to date is not available. The table above is compiled based on the list as of December 31, 2001

     2.   Information on shares and share certificates

          1)   Preemptive right

               (i) Except as otherwise provided for in the Articles of Incorporation, each shareholder of the Company shall have preemptive rights to subscribe for any new shares to be issued by the Company in proportion to its shareholding ratio.

               (ii) If any shareholder waives or forfeits its preemptive rights, then such waived or forfeited share shall be disposed in accordance with resolution of the Board of Directors of the Company.

               (iii) Notwithstanding the provisions of the foregoing paragraph
                     (i), the Company may, by resolution of the Board of Directors, allocate such new shares to any persons other than existing shareholders in the following situations:

                    - If new shares are subscribed by the public or by certain subscribers pursuant to the Securities and Exchange Act;

                    - If new shares are offered to the public in the form of an increase of paid-in capital by means of a general public offer pursuant to a resolution of the Board of Directors, in accordance with the Securities and Exchange Act;

                    - If new shares are allotted to the members of employee shareholders association in accordance with the relevant provisions of the Securities and Exchange Act;

                    - If new shares are issued in the form of depositary receipts (DR) in accordance with the Securities and Exchange Act;

                    - If new shares are issued to any person exercising stock option rights conferred pursuant to Article 189-4 of the Securities and Exchange Act; or

                    - If new shares are issued to a foreign telecommunication company that has completed the foreign investment procedures or foreign financial/investment institution for the purpose of strategic alliance in relation to the business.

(iv) Except as otherwise amended by resolution of the Board of Directors, the Company shall, for the first five fiscal years after incorporation of Company, issue new shares in accordance with the capital increase plan under the Initial Business plan as defined in Article 41, Paragraph 1 hereof. The subscription amount for the new shares shall be decided by resolution of the Board of Directors. The Company may, however, issue any part or all of such new shares at the market price. Provided, however, that the subscription amount for shares initially allotted to the employee stock ownership association shall be the par value of shares.

(v) In case the Company issues new shares through right issues, bonus issues and stock dividends, the new shares shall be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year during which the new shares are issued for purposes of distribution of dividends for such new shares.

(2)  Fiscal year

     - The fiscal year of the Company shall begin on the first (1) day of each year and end on the thirty-first (31) day of December of the same year.

(3)  General shareholders' meeting

     - The general shareholders meeting shall be held within three (3) months after the closing of each fiscal year.

(4)  Closure of shareholders register and setting of record date

     - The Company shall suspend alteration of entries in the register of shareholders, registration of pledges, creation and cancellation of trust property from the day following the last day closing of each accounting period till the closing date of the annual ordinary general shareholders meeting.

     - The Company shall entitle every shareholder on its shareholders' list as of the last day of each fiscal year to vote at the meeting of the annual ordinary general shareholders meeting held for such fiscal year.

     - The Company may suspend alteration of entries in the register of shareholders for a period not exceeding three (3) months or set a record date when necessary for convening an extraordinary general meeting of shareholders or for other reasons, in accordance with a resolution of the board of directors. The Company may suspend the alteration of entries in the registry of shareholders and at the same time set a record date, when considered necessary by the board of directors.

     - The Company shall give public notice of the period and dates referred to in preceding Paragraph (3) at least two weeks in advance of the commencement of the period and of the occurrence of such date.

(5)  Class of shares and denomination of share certificates

     - The shares issued by the Company shall be nominative common shares, which shall be represented by share certificates in fifteen
          (8) denominations: One (1),

     Five (5), Ten (10), Fifty (50), One Hundred (100), Five Hundred (500), One Thousand (1,000) and Ten Thousand (10,000).

(6)  Shares register and transfer agent

     -    For domestic : Korea Securities Depositary (Tel: 3774-3000)

     -    For ADR holders : Deutsche Bank (Tel: 852-2203-7850)

(7)  Public notice

     - Public notice of the Company shall be made by publishing them in "The Korea Daily", a daily newspaper published in Seoul, Korea.


3.   Stock performance during last six (6) months.

     (1)  Domestic


                                                           (Unit: KRW, thousands of share)
-------------------------------------------------------------------------------------------
Description              Sept        Aug         Jul        Jun         May     Apr 2002
-------------------------------------------------------------------------------------------
            High         5,100      5,030       5,170      5,370       6,400      6,790
KOSDAQ   ----------------------------------------------------------------------------------
            Low          3,400      4,340       4,450      3,770       4,930      5,630
-------------------------------------------------------------------------------------------
Monthly trading
 volume                 62,601     38,977      95,461     41,388      64,552    165,201
-------------------------------------------------------------------------------------------

     (2)  Overseas

                                                                           (Unit: US$, ADR)
---------------------------------------------------------------------------------------------
Description                Sept       Aug         Jul        Jun         May      Apr 2002
---------------------------------------------------------------------------------------------
          High            4.0290     4.0100      4.1900     4.1010      5.0000     5.3500
NASDAQ  -------------------------------------------------------------------------------------
          Low             2.7800     3.5000      3.2210     3.2890      4.1000     4.2000
---------------------------------------------------------------------------------------------
Monthly trading
 volume                  108,300     88,400     123,000    147,900     224,900    472,900
---------------------------------------------------------------------------------------------

VII. INFORMATION ON DIRECTORS, OFFICERS & EMPLOYEES

     1.   Directors and executive officers

          (1)  Directors (As of November. 14, 2002)

---------------------------------------------------------------------------------------
Name                                       Position
---------------------------------------------------------------------------------------
Yun-Sik Shin         Director, Chairman and Chief Executive Officer
---------------------------------------------------------------------------------------
In-Haeng Lee         Representative Director and Senior Executive Vice President
---------------------------------------------------------------------------------------
Jin-Duck Kim         Executive Vice President
---------------------------------------------------------------------------------------
Young-Woo Nam        Non-standing Director
---------------------------------------------------------------------------------------
Soonho Hong          Non-standing Director
---------------------------------------------------------------------------------------
Shin-Bae Kim         Outside Director
---------------------------------------------------------------------------------------
Sung Kyou Park       Outside Director & member of Audit Committee
---------------------------------------------------------------------------------------
Hang-Gu Bahk         Outside Director
---------------------------------------------------------------------------------------
Yong Hwan Kim        Outside Director & member of Audit Committee
---------------------------------------------------------------------------------------
Wung Hae Lee         Outside Director & member of Audit Committee
---------------------------------------------------------------------------------------

* Salaries paid to only 8 registered directors and executive officers and the amount of total salaries paid in 3Q 2002 is KRW 641million. (including resigned directors)

          (2) Changes in the status of registered director after book closing Sep 30, 2002.

--------------------------------------------------------------------
Name                                      Position
--------------------------------------------------------------------
Dong-Ki Kim        Outside Director & member of Audit Committee
--------------------------------------------------------------------


          (3)  Other executive officers (As of November 14, 2002)

-------------------------------------------------------------
Name                                 Position
-------------------------------------------------------------
Jong-Myung Lee            Senior Executive Vice President
-------------------------------------------------------------
Jin-Ha Kim                Executive Vice President
-------------------------------------------------------------
Hong Yeol Joo             Senior Vice President
-------------------------------------------------------------
Jin-Woong Kho             Senior Vice President
-------------------------------------------------------------
Hyung-Keun Song           Senior Vice President
-------------------------------------------------------------
Young Ho Cho              Senior Vice President
-------------------------------------------------------------
Kyoung Lim Yun            Senior Vice President
-------------------------------------------------------------
Taek Min Kwon             Senior Vice President
-------------------------------------------------------------
Matt Ki Lee               Vice President
-------------------------------------------------------------
Sung-Chan Son             Vice President
-------------------------------------------------------------

-------------------------------------------------------------
Name                                 Position
-------------------------------------------------------------
Gab Seok Oh               Vice President
-------------------------------------------------------------
Hyun Chul Shin            Vice President
-------------------------------------------------------------

*    The amount of total salaries paid in 3Q 2002 is KRW 1,126 million.

          (4)  Officers holding post in subsidiary (As of November 14, 2002)

--------------------------------------------------------------------------------------------
                                                         Subsidiary
Name                  Title     ------------------------------------------------------------
                                      Name                  Title               Remarks
--------------------------------------------------------------------------------------------
                    President      HanaroDream           President           Non-standing
Yun-Sik Shin        and CEO        Corp
--------------------------------------------------------------------------------------------
                    President
Yun-Sik Shin        and CEO        KDMC                  President           Non-standing
--------------------------------------------------------------------------------------------
                    Executive
Jin-Duck Kim           Vice        Hanaro T&I Inc.       Director            Non-standing
                    President
--------------------------------------------------------------------------------------------


2.   Employees (As of Sept. 30, 2002)

                                                              (Unit: in millions of Won)
-----------------------------------------------------------------------------------------
Description       Employee        Others(1)     Amount of Total Wages paid in 2002
-----------------------------------------------------------------------------------------

Male                1,372              47                      56,008
Female                 84              81                       2,334
-----------------------------------------------------------------------------------------
Total               1,456             128                      58,342
-----------------------------------------------------------------------------------------

Note 1) others mean full time employees employed on a contractual basis.
Note 2) none of our employees is represented by a labor union.

VIII. MATERIAL TRANSACTIONS WITH RELATED PARTIES

1.   Transactions with the major shareholder

     A)   Investment Details

--------------------------------------------------------------------------------------------------------------
Shareholders                                       Face Value                           Balance
--------------------------------------------------------------------------------------------------------------
LG Telecom.                                        KRW 5,210                       KRW 5,396 million
--------------------------------------------------------------------------------------------------------------

     B)   Real estate rent

                                                                      (Unit: Square yard, in thousands of Won)
--------------------------------------------------------------------------------------------------------------
                                                                               Rental details
                                                  Increase in    ---------------------------------------------
                                                  rental space         Term of
 Shareholders         Type        Location        (Square yard)        contract      Deposit         Rent
--------------------------------------------------------------------------------------------------------------
Dacom Corporation     Building    Dong-Ku,                    -  Jul 1, '02 -                  -           128
                                  Pusan                          Jun. 30, '03

--------------------------------------------------------------------------------------------------------------
                      Building    Youngdeungpo-Ku,            -  Aug. 7, '99 -           210,080             -
                                  Seoul                          Dec. 31, '04
                     -----------------------------------------------------------------------------------------
                      Building    Namdong-Ku,                 -  May 27, '98 -         1,728,400             -
                                  Inchon                         May 26, '03
                     -----------------------------------------------------------------------------------------
                      Building    Kwachoen                    -  Jul. 10, '98 -          188,000             -
                                  Kyunggi                        Jul. 9, '03
                     -----------------------------------------------------------------------------------------
                      Building    Dong-Ku Pusan               -  May 27, '98 -         1,267,369             -
                                                                 May 26, '03
                     -----------------------------------------------------------------------------------------
                      Building    Pyungtak,                      Aug. 17, '01 -          112,800             -
                                  Kyunggi                        Aug. 16, '03
                     -----------------------------------------------------------------------------------------
                      Building    Jungeup,                       Aug. 17, '01 -           78,000             -
                                  Jeonbook                       Aug. 16, '03
                     -----------------------------------------------------------------------------------------
                      Building    Icheon                         Aug. 17, '01 -          100 000
                                  Kyunggi                        Aug. 16, '03
                     -----------------------------------------------------------------------------------------
                      Building    Namwon,                        Sep. 19, '01 -           28,410             -
                                  Jeonbook                       Sep. 18, '03
                     -----------------------------------------------------------------------------------------
                      Building    Milyang,                       Sep. 14, '01 -           20,000            90
                                  Kyungnam                       Sep. 13, '03
                     -----------------------------------------------------------------------------------------
                      Building    Koori,                         Sep. 20, '01 -          186,830
                                  Kyunggi                        Sep. 19, '03
--------------------------------------------------------------------------------------------------------------
LG Telecom            Building    Nam-Ku,                      - Jan. 1, '02 -                 -         1,000
                                  Kwangjoo                       Dec. 31, '02
                     -----------------------------------------------------------------------------------------
                      Building    Suwon Kyunggi                  Dec. 21, '01 -            3,000           900
                                                                 Dec. 20, '02
                     -----------------------------------------------------------------------------------------
                      Building    Yeonje-Ku,                  -  May. 27, '02 -            4,267           500
                                  Pusan                          May. 26, '03
--------------------------------------------------------------------------------------------------------------

                                                                 (Unit : Square Yard, in thousands of Won)
----------------------------------------------------------------------------------------------------------
                                                                            Rental details
                                                  Increase in   ------------------------------------------
                                                  rental space      Term of
Name                    Type         Location    (Square yard)     contract        Deposit          Rent
----------------------------------------------------------------------------------------------------------
LG Industrial         Building    Sasang-Ku,             -      Mar. 01, '01 -      1,000,000
Systems                           Pusan                         Feb. 28, '06
----------------------------------------------------------------------------------------------------------
Dreamline Co., Ltd.   Building    Chunahn,            32.0      Jul. 16, '02 -         38,000       14,400
                                  Chungnam                      Jul. 15, '04
                     -------------------------------------------------------------------------------------
                      Building    Eujongbu,           12.9      Jul. 16, '02 -         32,000        3,200
                                  Kyunggi                       Jul. 15, '04
                     -------------------------------------------------------------------------------------
                      Building    Nobyun Daegu         1.5      Aug. 27, '02 -          2,250          800
                                                                Aug. 26. '03
                     -------------------------------------------------------------------------------------
                      Building    Songhyun             1.5      Aug. 27, '02 -          2,250          800
                                  Daegu                         Aug. 26. '03
                     -------------------------------------------------------------------------------------
                      Building    Youngdeungpo-Ku,    12.3      Sep. 3, '02 -          43,000        3,200
                                  Seoul                         Sep. 2, '04
                     -------------------------------------------------------------------------------------
                      Building    Mokpo si            13.7      Sep. 3, '02 -          16,000        2,400
                                  Jeonnam                       Sep. 2, '04
                     -------------------------------------------------------------------------------------
                      Building    Haundae Busan        5.0      Sep. 3, '02 -          12,500        1,600
                                                                Sep. 2, '04
                     -------------------------------------------------------------------------------------
                      Building    Anyang              13.0      Oct. 16, '02 -         28,600        7,750
                                  Kyunggi                       Dec. 31, '03
                     -------------------------------------------------------------------------------------
                      Building    Seongnam             7.8      Oct. 25, '02 -         17,160        7,592
                                  Kyunggi                       Dec. 31, '03
----------------------------------------------------------------------------------------------------------
                     Total                            99.7                          5,118,916       44,360
----------------------------------------------------------------------------------------------------------


     C)   Long term Contracts

                                                                                    (Unit: in billions of Won)
--------------------------------------------------------------------------------------------------------------
                                           Term of         Object of
  Shareholders      Type of contract      Contract         contract       Amount             Remarks
--------------------------------------------------------------------------------------------------------------
LG Capital         Long-term Lease       Jun. 26, '01  LG Electronics'      50      A capital lease contract
Services Corp.     Contract            - Jun. 25, '03  products                     in aggregate amount up
                                                                                    to KRW 50 billion
                                                                                    committed. Drawndown to
                                                                                    be contracted and
                                                                                    executed from the demand
                                                                                    of HTI.
--------------------------------------------------------------------------------------------------------------
                   Long-term                           Telecom                      The total contract amount
Dacom Corporation  interconnection       Jan. 1, '02   equipments and       54      is not the amount stated
                   agreement           - Dec. 31, '02  interconnection              in the contract. Rather,
                                                                                    it is an estimate of
                                                                                    maximum transaction amount
                                                                                    for the full year approved
                                                                                    at the board of
                                                                                    directors meeting.
                                                                                    Considering frequency
                                                                                    and amount of contract
                                                                                    less than the limit of
                                                                                    corporate disclosure,
                                                                                    date of transaction is
                                                                                    set on the date of board
                                                                                    resolution and
                                                                                    transaction period as
                                                                                    the full year of 2002.
--------------------------------------------------------------------------------------------------------------
                                 Total                                     104
--------------------------------------------------------------------------------------------------------------

     D)   Transfer of Business with Major Shareholders
          Please see page 31, Transfer of Business with Major Shareholders

2.   Transactions with shareholders, employees and others

     A)   Loans to employees

     Our Company provided loans to our employees for the purchase of common stocks and also provided housing loans to our employees. These loans are secured by the shares purchased and accrued severance benefits of the borrowing employees respectively.

                                                                           (Unit: in millions of Won)
Description                    Beginning Balance    Increase (Decrease)         Ending Balance
-----------------------------------------------------------------------------------------------------
Loan to employees                   10,337                10,891                     21,228
-----------------------------------------------------------------------------------------------------

     B)   Real estate rent

                                                              (Unit : Square Yard, in thousands of Won)
-------------------------------------------------------------------------------------------------------
                                                                            Rental details
                                               Increase in    -----------------------------------------
                                               rental space      Term of
Name                  Type        Location     (Square yard)     contract        Deposit       Rent
-------------------------------------------------------------------------------------------------------
SKT Corporation    Building    Bundang-Ku,                -   May 3, '99 -      2,061,900             -
                               Sungnam                        May 2, '04
                   ------------------------------------------------------------------------------------
                   Building    Dalseo-Ku,                 -   Apr. 11, '02 -            -           780
                               Daeku                          Apr. 10, '03
                   ------------------------------------------------------------------------------------
                   Building    Jung-Ku                    -   Mar.5, '02 -        520,000             -
                               Daejeon                        Mar.4, '04
                   ------------------------------------------------------------------------------------
                   Building    Dong-Ku                        Sep. 29, '01 -       50,000           493
                               Kwangju                        Aug. 26, '02
-------------------------------------------------------------------------------------------------------
                   Total                                  -                     2,631,900         1,273
-------------------------------------------------------------------------------------------------------

IX.  OTHER REQUIRED ARTICLES

1.   Public Disclosure from January 1, 2002 to November 14, 2002

     A)   Public disclosure pursuant to Articles 6-2 and 6-3

Date                       Agenda                                Public Disclosure
-------------------- ------------------- ----------------------------------------------------------------
Feb. 4, 2002         Addition of         -  Name : DreamX.net Co.
                     Affiliated Company  -  Major Business : Internet portal service
                                         -  Purpose of addition: Upon the acquisition of a
                                            controlling stake in Dreamline Co., Ltd., Hanaro added
                                            Dreamline's affiliated company, DreamX.net as one of its
                                            affiliated companies
-------------------- ------------------- ----------------------------------------------------------------
Feb. 7, 2002         5% Increase in      -  Total increase in revenue: KRW 489,261,488,332
                     Revenue Compared    -  % of increase in revenue: KRW 145.5
                     to Previous         -  Revenue in fiscal year 2001: KRW 825,448,608,147
                     Fiscal Year         -  Revenue in fiscal year 2000: KRW 336,187,119,815
                                         -  Reason for the increase: growth in revenue attributable to growth of subscribers
                                         -  Other: the figures may change upon the audit by
                                            Hanaro's independent auditors
-------------------- ------------------- ----------------------------------------------------------------
Feb. 7, 2002         Over 15% Decrease   -  Total amount of decrease in ordinary loss: KRW
                     in Ordinary loss       55,000,775,872
                     Compared to         -  % of decrease in ordinary loss: KRW 18.4
                     Previous Fiscal     -  Ordinary loss in fiscal year 2001: -KRW 244,112,785,989
                     Year                -  Ordinary loss in fiscal year 2000: -KRW 299,113,561,861
                                         -  Reason for the decrease: growth in revenue and a
                                            slowdown in increase of operating costs attributable to
                                            growth of subscribers
                                         -  Other: the figures may change upon the audit by
                                            Hanaro's independent auditors subscribers
-------------------- ------------------- ----------------------------------------------------------------
Feb. 7, 2002         Over 15% Decrease   -  Total amount of decrease in net loss: KRW 55,000,775,872
                     in Net loss         -  % of decrease in net loss: KRW 18.4
                     Compared to         -  Net loss in fiscal year 2001: -KRW 244,112,785,989
                     Previous Fiscal     -  Net loss in fiscal year 2000: -KRW 299,113,561,861
                     Year                -  Reason for the decrease: growth in revenue and a
                                            slowdown in increase of operating costs attributable to
                                            growth of subscribers
                                         -  Other: the figures may change upon the audit by
                                            Hanaro's independent auditors subscribers

-------------------- ------------------- ----------------------------------------------------------------
Feb. 20, 2002        Resolution of       -  Face Value : US$ 100 Million
                     Issuing Bonds       -  Market : Euro market
                     with Warrants       -  Yield to maturity : 8%/ annum (tentative)
                                         -  Exercise rate : 100%
                                         -  Date of board of directors' resolution : Feb. 19, 2002
-------------------- ------------------- ----------------------------------------------------------------
Feb. 20, 2002        Transfer of         -  Company name: DreamX.net Co.
                     Business with       -  Relationship: affiliated company
                     Major Shareholders  -  Subject of transfer: Hananet business (portal,
                                            e-commerce, cyber education, etc.)
                                         -  Purpose of transfer: integration of e-business
                                         -  Date of board of directors' resolution : Feb. 19, 2002
-------------------- ------------------- ----------------------------------------------------------------
Feb. 20, 2002        Board Resolution    -  Date of board of directors' resolution : Feb. 19, 2002
                     for AGM             -  Purpose of board meeting:  AGM
                                         -  Tentative date for AGM: March 29, 2002-04-02
                                         -  AGM agenda
                                         -  Item 1. Approval of balance sheet and income
                                            statement for the fiscal year 2001
                                            Item 2. Approval of statement of disposition of
                                            deficit
                                            Item 3. Amendment of the Articles of Incorporation
                                            Item 4. Amendment of Article for officers' severance
-------------------- ------------------- ----------------------------------------------------------------

Date                       Agenda                             Public Disclosure
-------------------- ------------------- ----------------------------------------------------------------
                                            payment
                                            Item 5. Appointment of directors
                                            Item 6. Approval of ceiling amount remuneration for
                                            directors for year 2002
-------------------- ------------------- ----------------------------------------------------------------
Feb. 20, 2002        Transaction with    -  Company name: Dacom Corporation
                     the Largest         -  Amount of transaction: KRW 54 billion
                     Shareholding Group  -  Date of board of directors' resolution : Feb. 19, 2002
-------------------- ------------------- ----------------------------------------------------------------
Feb. 22, 2002        Issuing Bonds       -  Face Value : US$ 100 Million
                     with Warrants       -  Market : Euro market
                                         -  Warrants Exercisable Period : May 26, 2002 - January
                                            26, 2007
                                         -  Yield to maturity : 8.8% p.a.
                                         -  Exercise rate : 100%
-------------------- ------------------- ----------------------------------------------------------------
Feb. 27, 2002        Derivative Open     -  Contract amount: USD 50 million (Won/USD swap)
                     Account             -  Previous balance of derivative contract: KRW 63.5
                                            billion
                                         -  Changes in contract: KRW 66,204,500,000
                                         -  Reason for change: swap unwinding
                                         -  Date of change: Feb. 26, 2002
-------------------- ------------------- ----------------------------------------------------------------
Mar. 12, 2002        Appointment of      -  Name of outside of auditor: Anjin & Co
                     outside auditor     -  Date of appointment: March 11, 2002
                                         -  Contract period: Jan. 1, 2002 - Dec. 31, 2004
                                         -  Background of appointment: re-appointment due to
                                            termination of audit period
                                         -  Eligibility of auditor: fair
-------------------- ------------------- ----------------------------------------------------------------
Mar. 14, 2002        Pre-information     -  Role of outside directors and issues concerning
                     for the 5th AGM        compensation
                                            -  Role of outside directors
                                            -  Compensation for outside directors and others
                                         -  Major shareholders
                                            -  In cases where as a single transaction exceeds the
                                               designated amount
                                            -  In cases where as a certain designated transactions or
                                               the total transaction amount within a certain year
                                               exceeds the designated amount
                                         -  Pre-information for the 5th AGM
                                            -  Business outlook
                                            -  Reference materials for the 5th AGM
-------------------- ------------------- ----------------------------------------------------------------
Mar. 21, 2002        Exercise of         -  Increase in Capital stock : KRW 14,951,970,000
                     Warrants            -  Balance of Capital stock : KRW 1,334,951,970,000
                                         -  Increase number of shares : 2,990,394
                                         -  Total number of shares outstanding : 266,990,,394
                                         -  Change : 1.13
                                         -  Relates on Bonds with Warrants
                                            -  Number of shares to be issued : 24,714,000
                                            -  New balance : KRW 108,618,030,000
-------------------- ------------------- ----------------------------------------------------------------
Mar. 22, 2002        Exercise of         -  Increase in Capital stock : KRW 21,130,470,000
                     Warrants            -  Balance of Capital stock : KRW 1,356,082,440,000
                                         -  Increase number of shares : 4,226,094
                                         -  Total number of shares outstanding : 271,216,488
                                         -  Change : 1.58
                                         -  Relates on Bonds with Warrants
                                            -  Number of shares to be issued : 24,714,000
                                            -  New balance : KRW 87,487,560,000
-------------------- ------------------- ----------------------------------------------------------------
Mar. 28, 2002        Exercise of         -  Increase in Capital stock : KRW 30,027,510,000
                     Warrants            -  Balance of Capital stock : KRW 1,386,109,950,000
                                         -  Increase number of shares : 6,005,502
                                         -  Total number of shares outstanding : 277,221,990
                                         -  Change : 2.21
                                         -  Relates on Bonds with Warrants
                                            -  Number of shares to be issued : 27,714,000
                                         -  New balance : KRW 57,460,050,000
-------------------- ------------------- ----------------------------------------------------------------
Mar. 29, 2002        FY2001 Annual       -  Submission of the report
                     Report
-------------------- ------------------- ----------------------------------------------------------------

Date                       Agenda                               Public Disclosure
-------------------- ------------------- ----------------------------------------------------------------
Mar. 29, 2002        Resolution of AGM      -  Approval of financial statements Total assets: KRW
                                               3,580,692 million
                                            -  Total liabilities: KRW 2,151,363 million
                                            -  Paid-in-capital: KRW 1,320,000 million
                                            -  Total shareholders' equity: KRW 1,429,329 million
                                            -  Revenue: KRW 825,448 million
                                            -  Loss before income taxes: - KRW 244,112 million
                                            -  Net loss: -KRW 244,112 million
                                            -  Loss per share: - KRW 925
                                         -  Appointment of directors: Dong Ki Kim, Sung Kyou
                                            Park, Yong Hwan Kim, Wung Hae Lee, Hang-Gu Bahk, Shin-Bae
                                            Kim, Soonho Hong
                                         -  Outside directors
                                            -  Total number of registered directors: 6 persons
                                            -  Total number of outside directors: 6 persons
                                            -  Ratio of outside directors to total directors: 50%
                                         -  Other resolutions
                                            -  Item 1. Approval of balance sheet and statement of
                                               operations for the fiscal year 2001 > Approved
                                            -  Item 2. Approval of statements of disposition of
                                               deficit for the fiscal year 2001 > Approved
                                            -  Item 3. Amendment to the articles of incorporation >
                                               Approved
                                            -  Item 4. Amendment to the regulation on severance
                                               payment for standing directors > Approved
                                            -  Item 5. Appointment of new directors > Approved
                                            -  Item 6. Approval of maximum amount of remuneration
                                               for directors for year 2002 > Approved
-------------------- ------------------- ----------------------------------------------------------------
Mar. 29, 2002        Appointment of      -  Audit committee members: Dong Ki Kim, Yong Hwan Kim,
                     Members of Audit       Wung Hae Lee, Sung Kyou Park
                     Committee           -  Ground for appointment: The four members were re-appointed at the 44th board of directors meeting which was held after
                                            Hanaro's 5th AGM.
-------------------- ------------------- ----------------------------------------------------------------
Mar. 29, 2002        Appointment of      -  Outside directors: Dong Ki Kim, Sung Kyou Park, Yong
                     outside directors      Hwan Kim, Wung Hae Lee, Hang-Gu Bahk, Shin-Bae Kim
                                         -  These directors were ppointed at Hanaro's 5th AGM
                                         -  Others: The term for these outside directors is their
                                            remaining term as independent, non-standing directors.
-------------------- ------------------- ----------------------------------------------------------------
Mar. 29, 2002        Resignation of      -  Name of director: Min Rae Cho
                     outside director    -  Reason for resignation: personal reasons
-------------------- ------------------- ----------------------------------------------------------------
Apr. 8, 2002         Ownership of        -  Name of director: Soonho Hong
                     shares by director  -  Previous balance: 0 shares
                                         -  New balance: 500 shares
-------------------- ------------------- ----------------------------------------------------------------
Apr. 17, 2002        Interest Rate Swap  -  Contract: Interest rate swap for KRW 100 billion
                                            (Floating Rate Note)
                                         -  Date of contract: April 16, 2002
                                         -  Total assets (fiscal year 2001, Won): KRW
                                            3,580,692,468,911
                                         -  Description
                                            -  Hanaro entered into an interest rate swap contract with a local bank under which Hanaro agreed to pay a
                                               7.95% fixed rate o he notional principal of KRW 100
                                               billion  and receive a 3-year Korean treasury bond rate.
                                            -  The swap contract was signed on April 16, 2002, but it
                                               will become effective on May 2, 2002.
-------------------- ------------------- ----------------------------------------------------------------
Apr. 26, 2002        FY 2001             -  Submission of FY 2001 consolidated annual report
                     consolidated
                     annual report
-------------------- ------------------- ----------------------------------------------------------------
May. 15, 2002        2001 1Q Report      -  Submission of the report
-------------------- ------------------- ----------------------------------------------------------------
May. 27, 2002        Adjustment to       -  Adjustment to the subscription price for the warrants
                     Subscription           From KRW 7,388/share to KRW 5,977/share
                     Price of Bonds      -  Effective date : May 27, 2002
                     with Warrants
-------------------- ------------------- ----------------------------------------------------------------

Date                       Agenda                               Public Disclosure
-------------------- ------------------- ----------------------------------------------------------------
Jul. 3, 2002         Open Interest       -  Derivative Traded : Won?US$ Forward (US$ 50,000,000)
                     Balance of          -  Amount of Purchase : KRW 61,216,000,000
                     Derivatives         -  Ratio to Total Asset : 1.71%
                                         -  Date when Balance of Open Interest Incurred : July 2. 02
-------------------- ------------------- ----------------------------------------------------------------
Jul. 16, 2002        Lease of Real       -  Name : Dreamline Co., Ltd
                     Estate to           -  Date of Lease : July 16, 2002
                     Affiliated Company  -  Subject of Lease : Building
                                         -  Specific of Lease
                                            -  Period of Lease : July 16, 2002 - July 15, 2002
                                            -  Deposit : KRW 70,000,000
                                            -  Rent : KRW 17 600 000
-------------------- ------------------- ----------------------------------------------------------------
Aug. 2, 2002         Disaffiliation of   -  Affiliated Company Concerned
                     Affiliated Company     -  Name : Hanaro Technologies, Inc.
                                            -  Capital Stock : KRW 1,000,000,000
                                            -  Total Asset : 1,886,311,717
                                         -  Disposal Amount : 1,036,789,632
                                            -  No. of Stocks Disposed : 199,998 shares
                                            -  Equity Investment Ratio after Disposal : 0.00%
-------------------- ------------------- ----------------------------------------------------------------
Aug. 14, 2002        Submission of          -  1H2002 report
                     interim report
-------------------- ------------------- ----------------------------------------------------------------
Aug. 26, 2002        Adjustment to       -  Adjustment to the subscription price for the warrants
                     Subscription           From KRW 5,977/share to KRW 5,000/share
                     Price of Bonds      -  Effective date : Aug. 26, 2002
                     with Warrants
-------------------- ------------------- ----------------------------------------------------------------
Aug. 27, 2002        Lease of Real       -  Name : Dreamline Co., Ltd
                     Estate to           -  Date of Lease : Aug. 27, 2002
                     Affiliated Company  -  Subject of Lease : Building
                                         -  Specifics of Lease
                                            -  Period of Lease : Aug. 27, 2002 - Aug. 26, 2003
                                            -  Deposit : KRW 4,500,000
                                            -  Rent : KRW 1,600,000
-------------------- ------------------- ----------------------------------------------------------------
Sep. 3, 2002         Lease of Real       -  Name : Dreamline Co., Ltd
                     Estate to           -  Date of Lease : Sep. 3, 2002
                     Affiliated Company  -  Subject of Lease : Building
                                         -  Specifics of Lease
                                            -  Period of Lease : Sep. 3, 2002 - Sep. 2, 2004
                                            -  Deposit : KRW 71,500,000
                                            -  Rent : KRW 7,200,000
-------------------- ------------------- ----------------------------------------------------------------
Oct. 16, 2002        Lease of Real       -  Name : Dreamline Co., Ltd
                     Estate to           -  Date of Lease : Oct. 16, 2002
                     Affiliated Company  -  Subject of Lease : Building
                                         -  Specifics of Lease
                                            -  Period of Lease : Oct. 16, 2002 - Dec. 31, 2003
                                            -  Deposit : KRW 28,600,000
                                            -  Rent : KRW 7,750,000
-------------------- ------------------- ----------------------------------------------------------------
Oct. 25, 2002        Lease of Real       -  Name : Dreamline Co., Ltd
                     Estate to           -  Date of Lease : Oct. 25, 2002
                     Affiliated Company  -  Subject of Lease : Building
                                         -  Specifics of Lease
                                            -  Period of Lease : Oct. 25, 2002 - Dec. 31, 2003
                                            -  Deposit : KRW 17,160,000
                                            -  Rent : KRW 7,592,330
-------------------- ------------------- ----------------------------------------------------------------
Nov. 1, 2002         Resolution on new   -  Class and number of new stocks : 210 million
                     rights issue           Non-bearer common stocks
                                         -  Face value of stock : KRW5,000
                                         -  Issue price : KRW4,000
                                         -  Closing date : Dec. 27, 2002
                                         -  Record date of dividend pay-out : Dec. 31, 2002
                                         -  Method of capital increase : private placement
                                         -  Date of BOD resolution : Nov. 1, 2002
                                            -  Presence of outside directors : present (4), absent (1)
                                            -  Presence of auditors : Yes
                                         -  Others
                                            -  Price per share of this rights issue shall be
                                               determined
-------------------- ------------------- ----------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
       Date                Agenda                        Public Disclosure
---------------------------------------------------------------------------------------------------------
                                               pursuant to the laws of the Republic of Korea in
                                               relation to the issuance below par value
                                            -  The purpose of the rights issue is to finance the
                                               acquisition of a stake in Powercomm and to improve the
                                               Company's financial structure. The exact funding
                                               requirement for the acquisition of a stake in Powercomm
                                               has not been determined.
                                            -  Any schedule for this transaction, except for the date of the BOD resolution, is tentative, and is therefore
                                               subject to change in the future.
                                            -  Participation of investors in Hanaro's management
                                               |X|  Nomination of 6 directors (1 standing, 2
                                                    non-standing, 3 independent outside directors)
                                               |X|  Nomination of 1 non-representative director CFO
                                               |X|  Nomination of Co-CEO
                                            -  The agenda for the BOD meeting is based on the
                                               following conditions:
                                               |X|  Approval at the extraordinary shareholders meeting
                                                    of the rights issue below par value
                                               |X|  In the event that the proposed amendment of
                                                    Articles of Incorporation in relation to the
                                                    increase in authorized capital is not approved at
                                                    the extraordinary shareholders meeting, the
                                                    rights issue shall be within the predetermined
                                                    range.
                                               |X|  In the event that any changes to the schedule of the
                                                    rights issue, e.g., subscription date, closing
                                                    date, etc., need to be made in line with the
                                                    investment procedures and process made by
                                                    investors, any decision-making in relation to
                                                    such changes shall be delegated to the
                                                    representative director & CEO (including Acting
                                                    CEO in absence of CEO)
                                               |X|  The new issues shall have a 1 year of lock-up period
                                                    and shall be deposited at KSD.
                                               |X|  Any decision-making in relation to the details of
                                                    the rights issue, that are not mentioned hereto,
                                                    e.g., place of subscription and deposit,
                                                    shall be delegated to Representative Director &
                                                    CEO (including Acing CEO in absence of CEO), and
                                                    new stocks certificates shall not be issued.
                                               |X|  In the event that the Company does not obtain a
                                                    confirmatory letter for syndicated loan amounting
                                                    to USD700 million by the closing date, the BOD
                                                    resolution becomes null and void.
                                               |X|  In the event that the Dacom consortium,
                                                    excluding Hanaro, wins the auction for sale of
                                                    Powercomm's major stake, the BOD resolution becomes
                                                    null and void.
                                               |X|  In the event that any transaction in relation to
                                                    the rights issue is not executed by March 31,
                                                    2003, the BOD resolution become null and void.
                                            -  The above items that are subject to confirmation will
                                               be filed at a later date once such items are confirmed.
---------------------------------------------------------------------------------------------------------
Nov. 1, 2002         BOD Resolution on   -  Type of investment : Syndicated loan
                     Foreign             -  Total amount of investment : USD700 million
                     Investment in       -  Maturity : 5 years
                     Hanaro Telecom      -  Lead manager : JP Morgan & UBS Warburg
                                         -  Interest rate and method of interest payments are currently in negotiation.
                                         -  Conditions precedent:
                                            -  The Company shall obtain a confirmatory letter for
                                               syndicated loan amounting to USD700 million by the closing date.
                                            -  The Dacom consortium bidding in the auction for sale
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
       Date                Agenda                        Public Disclosure
---------------------------------------------------------------------------------------------------------
                                               of Powercomm's major stake shall not purchase such stake
                                               without the inclusion of Hanaro in the consortium.
                                            -  The Company shall make such amendments to the Articles of
                                               Incorporation to allow the participation of investors in
                                               the Company's management.
                                         -  Participation of investors the Company's management
                                            -  Nomination of 6 directors (1 standing, 2 non-standing,
                                               & 3 independent outside directors)
                                            -  Nomination of non-representative director CFO
                                            -  Nomination of Co-CEO
                                         -  Delegation of authority
                                            -  All decision-making authority in relation to
                                               finalizing the conditions precedent, representation,
                                               warranties, and covenants in, and signing of, investment
                                               agreement for foreign investment in Hanaro Telecom,
                                               Inc. and execution of transaction is delegated to
                                               the Representative Director & CEO (including Acting CEO in the absence of CEO).
                                         -  Effectiveness of BOD resolution
                                            -  In the event that the Dacom consortium, excluding
                                               Hanaro, wins the auction for sale of Powercomm's major
                                               stake, the BOD resolution becomes null and void.
                                            -  In the event that any transaction in relation to the
                                               rights issue is not executed by March 31, 2003, the BOD
                                               resolution becomes null and void..
                                         -  The terms and conditions currently under negotiation,
                                            including the closing date, will be filed once such terms
                                            and conditions are finalized at a later date.
                                         -  Date of BOD resolution : Friday, November 1, 2002
                                         -  Presence of outside directors : Present (4), Absent (1)
                                            Presence of auditor : present
---------------------------------------------------------------------------------------------------------
Nov. 1, 2002         Resolution of BOD   -  Date of resolution of BOD : November 1, 2002
                     on Calling of          -  Presence of outside directors : Present (1), Absent (1)
                     Shareholders           -  Presence of auditor : Yes
                     Meeting             -  Reason for calling of shareholders meeting: Extraordinary shareholders meeting
                                         -  Scheduled date of shareholders meeting:
                                            -  Date: Dec. 23, 2002
                                            -  Time: 10:00 AM
                                         -  Scheduled place of shareholder's meeting: 12/F Kukje
                                            Electronics Center Building 1445-3 Secho-dong Seocho-ku
                                            Seoul
                                         -  Agenda & Major issues
                                            -  Approval of per share price of rights issue below par
                                               value
                                            -  Approval of new rights issue
                                            -  Approval of amendment of Articles of Incorporation
                                            -  Appointment of director
                                         -  Details of resolution: approved as proposed
---------------------------------------------------------------------------------------------------------

B)   Public disclosure pursuant to KOSDAQ regulations

---------------------------------------------------------------------------------------------------------
Date                  Title              Public Disclosure
---------------------------------------------------------------------------------------------------------
Feb. 4, 2002          Addition of
                      Affiliated
                      Company
---------------------------------------------------------------------------------------------------------
Feb. 7, 2002          5% Increase in
                      Revenue Compared
                      to Previous
                      Fiscal Year
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Date                  Title              Public Disclosure
---------------------------------------------------------------------------------------------------------
Feb. 7, 2002          Over 15%
                      Decrease in
                      Ordinary loss
                      Compared to
                      Previous Fiscal
                      Year
---------------------------------------------------------------------------------------------------------
Feb. 7, 2002          Over 15%
                      Decrease in Net
                      loss Compared to
                      Previous Fiscal
                      Year
---------------------------------------------------------------------------------------------------------
Feb. 15, 2002         Disclosure of      -    Hanaro Telecom, Inc. announces that the company will
                      Inquiry                 hold a board meeting within Feb, 2002 to discuss and
                                              approve the issuance of US$100,000,000 bonds with
                                              warrants. Final resolutions of the
                                              meeting regarding the planned
                                              issuance of US$100,000,000 bonds
                                              with warrants will be promptly announced.
---------------------------------------------------------------------------------------------------------
Feb. 20, 2002         Resolution of
                      Issuing Bonds
                      with Warrants
---------------------------------------------------------------------------------------------------------
Feb. 20, 2002         Transfer of
                      Business with
                      Major
                      Shareholders
---------------------------------------------------------------------------------------------------------
Feb. 20, 2002         Board Resolution
                      for AGM
---------------------------------------------------------------------------------------------------------
Feb. 20, 2002         Transaction with
                      the Largest
                      Shareholding
                      Group
---------------------------------------------------------------------------------------------------------
Feb. 22, 2002         Issuing Bonds
                      with Warrants
---------------------------------------------------------------------------------------------------------
Feb. 26, 2002         Disclosure of      -    It is true that Hanaro Telecom, Inc. is in talks with
                      Inquiry                 Korea Thrunet Co., Ltd. Regarding a possible
                                              consolidation between the two companies. However,
                                              there has been no substantial development such as
                                              signing of a consolidation contract or an exchange of MOU.
                                              Any material developments on this issue will be promptly
                                              announced going forward.
---------------------------------------------------------------------------------------------------------
Feb. 27, 2002         Derivative Open
                      Account
---------------------------------------------------------------------------------------------------------
Mar. 12, 2002         Appointment of
                      outside auditor
---------------------------------------------------------------------------------------------------------
Mar. 14, 2002         Pre-information
                      for the 5th AGM
---------------------------------------------------------------------------------------------------------
Mar. 21, 2002         Exercise of
                      Warrants
---------------------------------------------------------------------------------------------------------
Mar. 22, 2002         Exercise of
                      Warrants
---------------------------------------------------------------------------------------------------------
Mar. 25, 2002         Re-disclosure of   Details of the negotiation to be disclosed upon the occurrence
                      Inquiry on Feb.    of substantial development.
                      26, 2002
---------------------------------------------------------------------------------------------------------
Mar. 28, 2002         Exercise of
                      Warrants
---------------------------------------------------------------------------------------------------------
Mar. 29, 2002         FY2001 Annual
                      Report
---------------------------------------------------------------------------------------------------------
Mar. 29, 2002         Resolution of AGM
---------------------------------------------------------------------------------------------------------
Mar. 29, 2002         Appointment of
                      Members of Audit
                      Committee
---------------------------------------------------------------------------------------------------------
Mar. 29, 2002         Appointment of
                      outside directors
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Date                  Title              Public Disclosure
---------------------------------------------------------------------------------------------------------
Mar. 29, 2002         Resignation of
                      outside director
---------------------------------------------------------------------------------------------------------
Mar. 29, 2002         Notice of Change   -  Before the change
                      of                    -  President & CEO: Yun-Sik Shin
                      Representative        -  President & Senior Executive VP: Dong Sung Cho
                      Directors             -  The above two persons are independent representative
                                               director of the Company.
                                         -  After the change
                                            -  President & CEO: Yun-Sik Shin
                                            -  President & Senior Executive VP: Dong Sung Cho
                                            -  President & Senior Executive VP: In Haeng Lee
                                            -  The above three persons are independent
                                               representative directors of the Company.
                                         -  Ground for change: By having an independent,
                                            designated representative for each business area, Hanaro
                                            attempts to proactively respond to the
                                            competitive landscape of the telecommunications industry.
---------------------------------------------------------------------------------------------------------
Apr. 1, 2002          Re-disclosure of   -  Hanaro decided to terminate the talks with Thrunet
                      Inquiry on Feb.       for a possible consolidation between the two companies
                      26, 2002              upon Thrunet's decision to dispose of its leased line
                                            business to SK Telecom, which would minimize material
                                            synergistic effects possibly resulted from the consolidation.
---------------------------------------------------------------------------------------------------------
Apr. 2, 2002          Notice of Change   -  Before the change
                      of                    -  President & CEO: Yun-Sik Shin
                      Representative        -  President & Senior Executive VP: Dong Sung Cho
                      Directors             -  President & Senior Executive VP: In Haeng Lee
                                            -  The above two persons are
                                               independent representative
                                               director of the Company.
                                         -  After the change
                                            -  President & CEO: Yun-Sik Shin
                                            -  President & Senior Executive VP: In Haeng Lee
                                            -  The above three persons are independent
                                               representative directors of the Company.
                                         -  Ground for change: Mr. Dong Sung Cho resigned for
                                            personal reasons.
---------------------------------------------------------------------------------------------------------
Apr. 8, 2002          Ownership of
                      shares by
                      director
---------------------------------------------------------------------------------------------------------
Apr. 17, 2002         Interest Rate
                      Swap
---------------------------------------------------------------------------------------------------------
Apr. 26, 2002         FY 2001
                      consolidated
                      annual report
---------------------------------------------------------------------------------------------------------
May. 15, 2002         2001 1Q Report
---------------------------------------------------------------------------------------------------------
May. 27, 2002        -Adjustment to
                      Subscription
                      Price of Bonds
                      with Warrants
---------------------------------------------------------------------------------------------------------
Jul. 3, 2002          Open Interest
                      Balance of
                      Derivatives
---------------------------------------------------------------------------------------------------------
Jul. 16, 2002         Lease of Real
                      Estate to
                      Affiliated
                      Company
---------------------------------------------------------------------------------------------------------
Aug. 2, 2002          Disaffiliation
                      of Affiliated
                      Company
---------------------------------------------------------------------------------------------------------
Aug. 14, 2002         Submission of
                      interim report
---------------------------------------------------------------------------------------------------------
Aug. 26, 2002         Adjustment to
                      Subscription
                      Price of Bonds
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Date                  Title              Public Disclosure
---------------------------------------------------------------------------------------------------------
                      with Warrants
---------------------------------------------------------------------------------------------------------
Aug. 27, 2002         Lease of Real
                      Estate to
                      Affiliated
                      Company
---------------------------------------------------------------------------------------------------------
Sep. 3, 2002          Lease of Real
                      Estate to
                      Affiliated
                      Company
---------------------------------------------------------------------------------------------------------
Oct. 16, 2002         Lease of Real
                      Estate to
                      Affiliated
                      Company
---------------------------------------------------------------------------------------------------------
Oct. 25, 2002         Lease of Real
                      Estate to
                      Affiliated
                      Company
---------------------------------------------------------------------------------------------------------
Nov. 1, 2002          Resolution on
                      new rights issue
---------------------------------------------------------------------------------------------------------
Nov. 1, 2002          BOD Resolution
                      on Foreign
                      Investment in
                      Hanaro Telecom
---------------------------------------------------------------------------------------------------------
Nov. 1, 2002          Resolution of
                      BOD on Calling
                      of Extraordinary
                      Shareholders
                      Meeting
---------------------------------------------------------------------------------------------------------
Nov. 1, 2002          Notice of          -  Fixed date : Nov. 17, 2002
                      shareholder        -  Period for closing of shareholder registrar : Nov.
                      registrar closing     18, 2002 - Nov. 30, 2002
                                         -  Reason for closing : Extraordinary shareholders
                                            meeting
                                         -  Date of resolution of BOD : Nov. 1, 2002
---------------------------------------------------------------------------------------------------------
Nov. 1, 2002          Fair Disclosure    -  Fair disclosure in relation to BOD resolution dated
                                            Nov. 1, 2002
---------------------------------------------------------------------------------------------------------
Nov. 7, 2002          Fair Disclosure    -  Fair disclosure in relation to October subscriber
                                            numbers
---------------------------------------------------------------------------------------------------------


2.   Summary of Annual General Meeting of Shareholders

----------------------------------------------------------------------------------------------------------
Date                 Agenda                                              Resolution
----------------------------------------------------------------------------------------------------------
The 5th AGM (March   Approval of Balance Sheet and Statements of
29, 2002)            operations for the FY2001                           Approved
                     -------------------------------------------------------------------------------------
                     Approval of Statements of Disposition of Deficit
                     for the year FY2001                                 Approved (no dividend)
                     -------------------------------------------------------------------------------------
                     Amendments to the Articles of Incorporation         Approved
                     -------------------------------------------------------------------------------------
                     Amendments to the regulation on severance payment   Directors newly elected;
                     for standing directors                              Dong Ki Kim (Non-standing)
                                                                         Sung Kyou Park (Non-standing)
                                                                         Yong Hwan Kim (Non-standing)
                                                                         Wung Hae Lee (Non-standing)
                                                                         Hang Gu Bahk (Non-standing)
                                                                         Shin Bae Kim (Non-standing)
                                                                         Soon Ho Hong (Non-standing)
                     -------------------------------------------------------------------------------------
                     Appointment of new directors                        Approved
----------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Date                 Agenda                                              Resolution
----------------------------------------------------------------------------------------------------------
                     Approval of maximum amount of remuneration for      Approved
                     directors for year 2002
----------------------------------------------------------------------------------------------------------
The 4th AGM (March   Approval of Balance sheet & Statement of            Approved
23, 2001)            operations for FY2000
                     -------------------------------------------------------------------------------------
                     Approval of Statement of disposition of deficit     Approved (no dividend)
                     for FY2000
                     -------------------------------------------------------------------------------------
                     Amendments of the Articles of Incorporation         Approved (denomination of
                                                                         share certificates and etc.)
                     -------------------------------------------------------------------------------------
                     Amendment of Article for officers' severance        Approved
                     payment
                     -------------------------------------------------------------------------------------
                     Appointment of new directors                        Directors newly elected;
                                                                         In-Haeng Lee (Standing)
                                                                         Jin-Duck Kim (Standing)
                                                                         Min-Rae Cho (Non-standing)
                     -------------------------------------------------------------------------------------
                     Approval of ceiling amount of remuneration for      Approved
                     directors for year 2001
                     -------------------------------------------------------------------------------------
                     Appointment of new independent auditor              Arthur Anderson (Anjin & Co)
----------------------------------------------------------------------------------------------------------


3.   Contingent Liabilities

(1)  Promissory notes

---------------------------------------------------------------------------------------------------------------
Creditor                       Number of notes                  Amount                      Remarks
---------------------------------------------------------------------------------------------------------------
Financial institutions                4                         Blank                  Relating to loan
---------------------------------------------------------------------------------------------------------------


4.   Sanctions

---------------------------------------------------------------------------------------------------------------
Date                                     Cause                                    Result
---------------------------------------------------------------------------------------------------------------
April 13, 2002       Violation of responsibility of reporting ownership of        Warning
                     shares in volume
---------------------------------------------------------------------------------------------------------------
October 30, 2002     Violation of responsibility of reporting ownership           Warning
                     status of directors and major shareholders
---------------------------------------------------------------------------------------------------------------

5.   Matters of Importance after 3Q 2002 Book Closing

(1)  BOD resolution on rights issue

     -    Please find chapter IX. Other Required Articles > 1. Public Disclosure

(2)  Resolution on calling for an extraordinary shareholders meeting

     -    Please find chapter IX. Other Required Articles > 1. Public Disclosure

(3)  BOD resolution on foreign investment in Hanaro Telecom

     -    Please find chapter IX. Other Required Articles > 1. Public Disclosure

                                      117